AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 2000.
                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------
                                    FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                     POLICY MANAGEMENT SYSTEMS CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          SOUTH CAROLINA                         6411                     57-0723125
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)     IDENTIFICATION NO.)

                               ----------------

                         ONE PMSC CENTER (PO BOX TEN)
                  BLYTHEWOOD, SC (COLUMBIA, SC) 29016 (29202)
                                (803) 333-4000
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                     STEPHEN G. MORRISON, ESQ., SECRETARY
                     POLICY MANAGEMENT SYSTEMS CORPORATION
                                ONE PMSC CENTER
                       BLYTHEWOOD, SOUTH CAROLINA 29016
                                (803) 333-4000
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                       AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                                WITH A COPY TO:

         MORTON A. PIERCE, ESQ.             ROBERT A. SCHWED, ESQ.
         RICHARD D. PRITZ, ESQ.               REBOUL, MACMURRAY,
          DEWEY BALLANTINE LLP            HEWITT, MAYNARD & KRISTOL
      1301 AVENUE OF THE AMERICAS            45 ROCKEFELLER PLAZA
        NEW YORK, NEW YORK 10019-6092      NEW YORK, NEW YORK 10111
             (212) 259-8000                     (212) 841-5700

                               ----------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT AND UPON COMPLETION OF THE MERGER DESCRIBED HEREIN.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

                                                            PROPOSED MAXIMUM    PROPOSED MAXIMUM
           TITLE OF EACH CLASS              AMOUNT TO BE     OFFERING PRICE    AGGREGATE OFFERING         AMOUNT OF
      OF SECURITIES TO BE REGISTERED       REGISTERED (1)     PER SHARE (2)         PRICE (2)       REGISTRATION FEES (3)
Common stock, par value $.01 per share.     10,862,015     $ 14.00            $152,068,210         $40,146

--------------------------------------------------------------------------------
(1) Relates to the maximum number of shares of common stock of the Registrant to be retained by existing security holders after the proposed merger, based on 25% of the number of shares of common stock and 25% of the number of options to purchase shares of common stock, in each case outstanding as of April 28, 2000.
(2) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457 under the Securities Act, based on the proposed cash consideration of $14.00 per share offered to existing security holders in the merger.
(3) Calculated  pursuant  to  rule  457(f) under the Securities Act, as follows:
    .000264 multiplied by the proposed maximum aggregate offering price.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            [PMSC GRAPHIC OMITTED]
                                ONE PMSC CENTER
                       BLYTHEWOOD, SOUTH CAROLINA 29016
                                 (803) 333-4000
                               ___________ , 2000


Dear Stockholder:


     We are pleased to inform you that PMSC has signed a merger agreement with an affiliate of Welsh, Carson, Andersen & Stowe, a leading private investment firm. In the proposed merger, you will have the right to elect either to retain your shares or to receive $14 per share in cash, subject to between 75% to 93% of the existing shares being converted to cash. If stockholders elect to retain more than 25% or fewer than 7% of their shares, they will be subject to proration to bring the amount of cash and stock within these limits. The election and proration procedures are described in the attached proxy statement/prospectus.


     We have scheduled a special meeting of stockholders to consider and vote on the merger agreement. We cannot complete the merger without the approval of holders of two-thirds of the outstanding shares of PMSC common stock.


     After careful consideration, your board of directors has approved the merger agreement and determined that the merger is fair to and in the best interests of PMSC and its stockholders. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT. In arriving at its determination and recommendation, the board of directors took into account the factors described in the attached proxy statement/prospectus, including the opinion of Credit Suisse First Boston to the effect that the aggregate merger consideration is fair from a financial point of view to PMSC stockholders.


     PMSC shares are listed on the NYSE under the symbol "PMS", and the closing price was $ per share on , 2000. After the merger, the new name of PMSC would be "Mynd Corporation." PMSC has applied to use "YND" as its NYSE trading symbol after the merger.


     Your vote is very important. Please promptly complete, date, sign and return the enclosed proxy card in the enclosed prepaid return envelope to ensure that your shares will be represented at the special meeting. If you do not vote at all, it will, in effect, count as a vote against the merger.


     If you wish to retain some or all of your shares in the merger, complete, date, sign and return the enclosed form of retention election. Certificates for the shares you wish to retain or an acceptable form of guaranteed delivery must accompany your form of retention election. Your retention election must be received by the exchange agent by 5:00 p.m., New York City time, on
            , 2000 or you will be deemed to have elected to receive only cash in the merger.


     You should  consider the matters  discussed under "Risk Factors" on page 11
of  the  attached  proxy  statement/prospectus   before  voting  on  the  merger
agreement. Please review carefully the entire proxy statement/prospectus.


     After the special meeting and the completion of the merger, you will receive proxy information concerning the 2000 annual meeting of PMSC (then to be known as Mynd Corporation) stockholders.


                                        Very truly yours,
                                        G. Larry Wilson
                                        Chairman, President and
                                        Chief Executive Officer

                               ----------------

                         Your vote is very important.
          Please promptly complete, date, sign and return your proxy.

                               ----------------

     Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger described in this proxy statement/prospectus or the PMSC shares to be retained by stockholders in the merger, or determined if the proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

     This proxy  statement/prospectus is dated             ,  2000, and is first
being mailed to stockholders on or about             , 2000.

                     POLICY MANAGEMENT SYSTEMS CORPORATION
                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS



                        TO BE HELD ON             , 2000

To the Stockholders of PMSC:

     PMSC  will hold a special meeting of stockholders at      , at  a.m., local
time, on        , 2000, for the following purposes:

   o To consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger dated April 27, 2000 between PMSC and Politic Acquisition Corp., an affiliate of Welsh, Carson, Anderson & Stowe VIII, L.P., under which Welsh, Carson, Anderson & Stowe VIII and its co-investors will acquire between 75% and 93% of the shares of PMSC common stock and PMSC will change its name to Mynd Corporation,

   o If the merger agreement is not approved by stockholders, to consider a separate proposal to amend the articles of incorporation of PMSC to change its name to Mynd Corporation, and

   o To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

     We hope that you will attend the special meeting, but even if you are going to attend, you are urged to complete, date and sign the enclosed proxy and mail it promptly in the enclosed prepaid return envelope.

If your shares are held in "street name" by your broker or other nominee, only that broker or nominee can vote your shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

     Stockholders owning PMSC common stock as of the close of business on , 2000, are entitled to vote at the special meeting.

     YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSED MERGER, AND, IF A SEPARATE VOTE IS TAKEN, THE PROPOSED NAME CHANGE. The affirmative vote of holders of two-thirds of the shares of PMSC common stock is required to approve the proposed merger, and, if a separate vote is taken, the proposed name change.

                                        By Order of the Board of Directors
                                        Stephen G. Morrison, Esq.
                                        Secretary
                                                    , 2000

                               TABLE OF CONTENTS





                                                                         PAGE
                                                                        -----
Questions and Answers About the Merger and the Name Change .................1
Summary ....................................................................4
 The Companies .............................................................4
 Share Ownership of PMSC After the Merger ..................................4
 What You Will Receive in the Merger .......................................4
 The Special Meeting .......................................................5
 The Record Date ...........................................................5
 Vote Required .............................................................5
 Recommendation of the Board ...............................................5
 Opinion of PMSC's Financial Advisor .......................................5
 Terms of the Merger Agreement .............................................5
 Accounting Treatment ......................................................7
 Interests That Differ from Your Interests .................................7
 Material Federal Income Tax Consequences ..................................7
 Financing of the Merger ...................................................7
 No Dissenters' Appraisal Rights ...........................................8
 Governmental Approvals ....................................................8
 Stock Exchange Listing ....................................................8
 Selected Historical Consolidated Financial Data ...........................9
 Summary Unaudited Pro Forma Financial Data ...............................10
Risk Factors ..............................................................11
 Risks Factors Relating to the Merger .....................................11
 Risks Factors Relating to Our Business ...................................12
A Warning About Forward-Looking Information ...............................14
Certain Supplemental Financial Analysis ...................................15
The Special Meeting .......................................................17
 General ..................................................................17
 Matters to be Considered .................................................17
 Proxies ..................................................................17
 Solicitation of Proxies ..................................................17
 Form of Retention Election ...............................................17
 Record Date and Voting Rights ............................................18
 Recommendation of the PMSC Board of Directors ............................18
The Companies .............................................................20
 PMSC .....................................................................20
 Politic Acquisition and Welsh, Carson, Anderson & Stowe ..................20
The Merger ................................................................22
 Background of the Merger .................................................22
 PMSC's Reasons for the Merger ............................................25
 Opinion of PMSC's Financial Adviser ......................................27
 Merger Consideration .....................................................31
 Election Procedures ......................................................35
 Surrender and Exchange of Stock Certificates .............................36
 No Fractional Shares .....................................................36
 Interests That Differ from Your Interests ................................36
 Material Federal Income Tax Consequences .................................38
 Accounting Treatment .....................................................43
 Stock Exchange Listing ...................................................43

                                                                         PAGE
                                                                        -----
 Resale of PMSC Common Stock After the Merger .............................44
 No Dissenters' Appraisal Rights ..........................................44
 Governmental Approvals ...................................................44
 Financing ................................................................44
Comparison of the Rights of Holders of Common Stock of PMSC Before and
 After the Merger .........................................................47
Pro Forma Consolidated Financial Statements (Unaudited) ...................49
Terms of the Merger Agreement .............................................55
 Effective Time of the Merger .............................................55
 Effects of the Merger ....................................................55
 Representations and Warranties ...........................................55
 Pre-Closing Covenants ....................................................55
 Conditions Precedent .....................................................57
 Termination ..............................................................59
 Termination Fees and Expenses ............................................60
 Employee Benefit Matters .................................................61
 PMSC Stock Compensation Plans ............................................61
 Indemnification of Directors and Officers ................................61
 Directors and Officers Liability Insurance Coverage ......................61
 Amendment ................................................................61
Certain Stockholder Arrangements...........................................62
Management of PMSC After the Merger .......................................63
Market Price and Dividends on PMSC Common Stock ...........................65
Security Ownership of Certain Beneficial Owners ...........................66
Security Ownership of Directors and Management ............................67
Other Matters Being Submitted to a Vote of PMSC Stockholders ..............68
Experts ...................................................................69
Legal Counsel .............................................................69
Stockholder Proposals .....................................................69
Other Matters .............................................................69
Where You Can Find More Information .......................................69
Incorporation of Certain Documents by Reference ...........................70
Appendix A ...............................................................A-1
Appendix B ...............................................................B-1

          QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE NAME CHANGE




       Q:     WHAT WILL HAPPEN IN THE MERGER?


       A: If the merger becomes effective, Politic Acquisition Corp., an affiliate of Welsh, Carson, Anderson & Stowe VIII, L.P. will be merged into PMSC with PMSC surviving the merger. After the merger, Welsh, Carson, Anderson & Stowe VIII, WCAS Capital Partners III and their co-investors would own between approximately 75% and 93% of the outstanding shares of common stock of PMSC with the remainder being owned by the stockholders of PMSC immediately prior to the merger. After the merger PMSC would continue under the name "Mynd Corporation." It is expected that PMSC common stock will continue to be listed on the New York Stock Exchange after the merger. PMSC has applied to use "YND" as its NYSE trading symbol after the merger.


       Q:     WHAT WILL I RECEIVE IN THE MERGER?


       A: Subject to a requirement that between 75% and 93% of the outstanding shares of PMSC common stock be converted to cash in the merger, you may either receive $14.00 per share in cash or elect to retain your shares of PMSC common stock. You may receive cash for a portion of your shares and elect to retain a portion of your shares.


       Q:     WILL I RECEIVE THE TYPE OF CONSIDERATION THAT I ELECT TO RECEIVE?


       A: You might not receive the type of consideration that you elect to receive with respect to all of your shares. This is because the merger agreement requires that between 75% and 93% of the outstanding shares of PMSC common stock be converted to cash in the merger. The allocation of retained shares among PMSC stockholders depends on the elections made by you and the other stockholders of PMSC. Under the proration procedures contained in the merger agreement:

              o if the stockholders of PMSC elect to retain less than 7% of their shares in the aggregate, each stockholder will be required to retain some shares in addition to any shares it had elected to retain, or

              o if the stockholders of PMSC elect to retain more than 25% of their shares in the aggregate, each stockholder will be required to receive cash for some of the shares it had elected to retain.

       Q:     WHY IS THE PMSC BOARD OF DIRECTORS RECOMMENDING THE MERGER?

       A: PMSC's board of directors believes that the merger and the consideration you will receive in the merger are fair to you and in PMSC's and your best interests. The board made its determination after careful consideration of the factors described in this document, including the opinion of Credit Suisse First Boston to the effect that the aggregate merger consideration is fair from a financial point of view to PMSC stockholders.

       Q:     WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

       A:     We are working to complete the merger as quickly as  possible.  We
              hope to complete the merger on             , 2000, the date of the
              special meeting, and if not, as quickly as possible thereafter.

       Q:     WHY IS PMSC CHANGING ITS NAME TO MYND CORPORATION?

       A: Our business is more diverse than it was when we first chose the name "Policy Management Systems Corporation." At that time, we were primarily a provider of computerized insurance policy management systems. Since then we have established ourselves as a provider of systems for the life insurance, annuities, risk management and mortgage origination industries, as well as a provider of professional, consulting and outsourcing services. Consequently, our name no longer adequately represents our extensive products and services capabilities. We believe that the name Mynd reflects our worldwide reputation for visionary leadership and experience in technology and the insurance and related financial service industries. The PMSC board has therefore determined that the proposed name change is an important step to provide a more accurate perception of PMSC, its business and its role in the marketplace.


       Q:     WHAT DO I NEED TO DO NOW?


       A: After carefully reading and considering the information contained in this document, please complete, date and sign your proxy card. Then mail your completed, dated and signed proxy card in the enclosed prepaid return envelope as soon as possible so that your shares can be voted at the special meeting. In addition, if you wish to retain some or all of your shares, please complete, date and sign the enclosed form of retention election and return it to the exchange agent as soon as possible.


       Q: WHAT HAPPENS IF I DON'T RETURN A PROXY CARD OR A FORM OF RETENTION ELECTION?


       A: The failure to return a proxy card will have the same effect as voting against the merger and, if a separate vote is taken, the name change. If you do not timely return a properly completed form of retention election, you will be treated as if you had elected to receive cash for all your PMSC common stock.


       Q:     MAY I VOTE IN PERSON?


       A: Yes. You may attend the special meeting and vote your shares in person.


       Q:     MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?


       A: Yes. You may change your vote by sending a written notice stating that you would like to revoke your proxy or by completing and submitting a new, later dated proxy card to the Secretary of PMSC. If your shares are held in "street name," you must follow the directions provided by your broker to change your vote. You also can attend the special meeting and vote in person. See "The Special Meeting - Proxies."

       Q: MAY I CHANGE MY RETENTION ELECTION AFTER I HAVE MAILED MY RETENTION ELECTION CARD?

       A: Yes. You may revoke or change your retention election by sending a written notice stating that you would like to revoke your retention election or by completing and submitting a new, later dated form of retention election to the exchange agent. However, your final retention election form is due by 5:00 p.m., New York
              City  time,  on              ,  2000.  If your  shares are held in
              "street name," you must follow the directions provided by your broker to change your election.

       Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

       A: No. Your broker will not be able to vote your shares without instructions from you. You should follow the directions provided by your broker to vote your shares.

       Q:     SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

       A: If you wish to elect to retain some or all of your shares of PMSC common stock, you must send in either your PMSC stock certificates for such shares or an acceptable form of guaranteed delivery with your form of retention election. If you do not wish to elect to retain shares of PMSC common stock, you should not send in your stock certificates now. After the merger is completed, you will receive written instructions for exchanging your PMSC stock certificates for cash or, if applicable due to proration, both cash and stock certificates representing shares that you will retain. See The Merger -- Election Procedures."

       Q:     MAY I EXERCISE DISSENTERS' APPRAISAL RIGHTS IN THE MERGER?

       A: No. In accordance with South Carolina law, stockholders of PMSC are not entitled to exercise dissenters' appraisal rights in connection with the merger.

       Q:     WHO CAN HELP ANSWER MY QUESTIONS?

       A: If you have any questions about the merger or would like additional copies of this proxy statement/prospectus, you should contact:

              Policy Management Systems Corporation
              One PMSC Center
              Blythewood, South Carolina 29016
              Telephone Number: (803) 333-4000
              Attention: Stephen G. Morrison, Secretary

                                      or


              D.F. King & Company, Inc.,
              the proxy solicitor who may be
              called toll-free at (888) 242-8151.

                                    SUMMARY

     This summary, together with the questions and answers on the preceding pages, highlights important selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. For a complete understanding of the merger and the legal terms of the merger agreement, you should read carefully this entire document and the merger agreement attached as Appendix B. For more information on PMSC, see "Where You Can Find More Information" on page . To the extent applicable, we have included page references parenthetically to direct you to more complete descriptions of the topics presented in this summary.


THE COMPANIES (see page 20)

           POLICY MANAGEMENT SYSTEMS CORPORATION
           One PMSC Center
           Blythewood, South Carolina 29016
           (803) 333-4000

     We are a leading provider of enterprise software and electronic commerce systems, related professional services and business process outsourcing designed to meet the needs of the global insurance and related financial services industries.

           POLITIC ACQUISITION CORP.
           c/o Welsh, Carson, Anderson & Stowe
           320 Park Avenue, Suite 2500
           New York, New York 10022
           (212) 893-9500

     Politic Acquisition is a new South Carolina corporation created solely to effect the merger and related transactions. Politic Acquisition is currently 100% owned by WCAS VIII. Prior to the merger, WCAS Capital Partners III, L.P., and other affiliates of WCAS, will also become stockholders of Politic Acquisition. In addition, four executive officers of PMSC will have the opportunity to purchase shares of PMSC common stock after the merger. See "The Merger--Interests That Differ From Your Interests." Politic Acquisition has not otherwise conducted any business or operations and will not otherwise conduct any business or operations.


SHARE OWNERSHIP OF PMSC AFTER THE MERGER (see page 46)

     In the merger each share of Politic Acquisition common stock will be converted into one share of PMSC common stock. As a result, WCAS VIII and its co-investors would own between approximately 75% and 93% of the outstanding shares of PMSC common stock with the remainder being owned by the stockholders of PMSC immediately prior to the merger.


WHAT YOU WILL RECEIVE IN THE MERGER (see page 31)

     Subject to the requirement that between 75% and 93% of PMSC's common stock be converted to cash in the merger, you may elect to either retain your shares of PMSC common stock or receive $14.00 per share in cash. You may elect to receive cash for a portion of your shares and retain a portion of your shares.

     If you wish to retain some or all of your PMSC shares, you should make your retention election on the form of retention election which is enclosed with this proxy statement/prospectus. Your completed form of retention election must be received by American Stock Transfer & Trust Company, our exchange
agent, before 5:00 p m., New York City time, on             ,  2000, or you will
be deemed to have elected to receive only cash in the merger. If you elect to retain shares you must send the PMSC stock certificates representing the shares you wish to retain or an acceptable form of guaranteed delivery to the exchange agent with your form of retention election. See "The Merger - Election Procedures."


THE SPECIAL MEETING (see page 17)

     The special  meeting  will be held on              ,  2000,  at       a.m.,
local time, at                   . At the special meeting,  you will be asked to
consider and vote upon a proposal to approve the merger agreement. If the merger agreement is not approved at the special meeting, you will be asked to consider and vote upon a separate proposal to approve an amendment to PMSC's articles of incorporation to change its name to Mynd Corporation.

RECORD DATE (see page 18)

     Holders  of  record  of PMSC  common  stock  at the  close of  business  on
            , 2000 are entitled to notice of and to vote at the special meeting. As of that date, there were shares of PMSC common stock outstanding held by approximately holders of record. If you held PMSC common stock at the close of business on the record date, you are entitled to one vote per share on any matter that may properly come before the special meeting.

VOTE REQUIRED (see page 18)

     The affirmative vote of holders of two-thirds of the shares of PMSC common stock is required to approve the proposed merger agreement. If a separate vote is taken, the affirmative vote of holders of two-thirds of the shares of PMSC common stock is required to approve the proposed name change.

RECOMMENDATION OF THE BOARD (see page 18)

     After careful consideration, PMSC's board of directors approved the merger agreement and determined that the merger is fair to and in the best interest of PMSC and its stockholders. THE PMSC BOARD RECOMMENDS THAT YOU VOTE "FOR" THE MERGER AGREEMENT.

     In   arriving  at  its  determination  and  recommendation,  the  board  of directors took into account the factors described on pages 25 and 26.

     If the merger agreement is not approved by PMSC stockholders at the special meeting and a separate vote is taken to amend PMSC's articles of incorporation to change its name to Mynd Corporation, THE PMSC BOARD RECOMMENDS THAT YOU VOTE "FOR" THE NAME CHANGE.


OPINION OF PMSC'S FINANCIAL ADVISOR (see page 27)

     The PMSC board of directors has received the opinion of PMSC's financial advisor, Credit Suisse First Boston, that, as of the date of that opinion, the aggregate consideration to be received by the holders of PMSC's common stock in the merger was fair from a financial point of view to those holders. The full text of the written opinion of CSFB dated March 30, 2000 is attached to this proxy statement/prospectus as Appendix A, and you should read it carefully and in its entirety. THE OPINION OF CSFB IS DIRECTED TO PMSC'S BOARD OF DIRECTORS AND IS NOT A RECOMMENDATION TO YOU AS TO HOW YOU SHOULD VOTE WITH RESPECT TO MATTERS RELATING TO THE PROPOSED MERGER OR WHETHER TO ELECT CASH OR TO RETAIN SHARES IN THE MERGER.


TERMS OF THE MERGER AGREEMENT (see page 54)

     The merger agreement is attached to this proxy statement/prospectus as Appendix B. You should read the merger agreement in its entirety. It is the legal document that governs the merger.

     CONDITIONS TO THE MERGER. The completion of the merger depends upon the satisfaction of a number of conditions, including:

     o the approval of the merger agreement by the affirmative vote of holders of two-thirds of the outstanding shares of PMSC common stock,

     o the continued accuracy of each party's representations and warranties and the fulfillment of each party's promises contained in the merger agreement,

     o the absence of legal prohibitions and the receipt of governmental and third party consents and approvals,

     o    the receipt of the financing needed to consummate the merger,

     o    delivery of a customary solvency letter to the PMSC board, and

     o PMSC not having suffered a change that could reasonably be expected to have a material adverse effect on PMSC and its subsidiaries.


Each party may, at its option, waive the satisfaction of any condition to that party's obligations under the merger agreement. EVEN IF THE STOCKHOLDERS
APPROVE  THE  MERGER,  THERE  CAN  BE  NO  ASSURANCE  THAT  THE  MERGER  WILL BE
CONSUMMATED.


     TERMINATION. The merger agreement may be terminated under the following specified circumstances:


     o either PMSC or Politic Acquisition may terminate the merger agreement if the merger has not been completed by September 30, 2000, unless the failure to complete the merger is the result of a material breach of any obligation under the merger agreement by the party seeking to terminate,

     o either PMSC or Politic Acquisition may terminate the merger agreement if PMSC fails to obtain the required two-thirds stockholder approval at the special meeting,

     o PMSC may terminate the merger agreement prior to stockholder approval of the merger agreement in connection with an alternative third party acquisition transaction that its board believes in good faith to be more favorable to PMSC stockholders than the merger, and

     o Politic Acquisition may terminate the merger agreement in connection with a decision by the PMSC board not to recommend the merger or the PMSC board's recommendation of an alternative third party acquisition transaction.


     The merger agreement can be terminated under other circumstances which are described on pages and .


     NO SOLICITATION. PMSC has agreed that it will not solicit or initiate any discussions, submissions of proposals or offers or negotiations with or, subject to the fiduciary duties of the PMSC board, negotiate or provide information to, any third party regarding an acquisition of PMSC by a third party.


     FEES AND EXPENSES. PMSC will be required to pay Politic Acquisition a termination fee of $19 million and up to $5 million as reimbursement for out-of-pocket expenses if:


     o the merger agreement is terminated by Politic Acquisition after the PMSC board withdraws, modifies or amends in a manner adverse to Politic Acquisition its approval or recommendation of the merger or approves, recommends or endorses any proposal for, or authorizes PMSC to enter into, an alternative third party acquisition transaction,

     o PMSC enters into a written agreement with respect to an alternative third party acquisition transaction or terminates the merger agreement in connection with the commencement of a tender offer by a third party, or

     o the merger agreement is terminated other than by reason of Politic Acquisition's breach of the merger agreement and within 12 months of the termination PMSC enters into or consummates a transaction that was the subject of an third party inquiry, proposal or offer that was publicly announced or submitted to PMSC prior to the termination of the merger agreement.


ACCOUNTING TREATMENT (see page 43)

     The merger will be accounted for as a recapitalization. Accordingly, the historical basis of PMSC's assets and liabilities will not be affected by the merger.


INTERESTS THAT DIFFER FROM YOUR INTERESTS (see page 36)

     The  executive  officers  and  directors  of PMSC may have interests in the
merger   that   are  different  from,  or  in  addition  to,  the  interests  of stockholders generally. Five executive officers of PMSC, including G. Larry Wilson, who is also a director, have employment agreements with PMSC. Four of these executive officers, including Mr. Wilson, have entered into letter agreements with Politic Acquisition outlining terms of their continued employment after the merger. PMSC's executive officers, as well as PMSC's nonemployee directors, would become entitled to additional benefits under PMSC's benefit plans as a result of the merger. In addition, arrangements have been made in the merger agreement to continue directors' and officers' liability insurance for the benefit of the current executive officers and directors of PMSC.


MATERIAL FEDERAL INCOME TAX CONSEQUENCES (see page 38)

     For a summary of the material U.S. federal income tax consequences of the merger, see "The Merger -- Material Federal Income Tax Consequences."

     BECAUSE SOME TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING ON YOUR PARTICULAR CIRCUMSTANCES, IT IS RECOMMENDED THAT YOU CONSULT YOUR TAX ADVISER CONCERNING THE FEDERAL, AS WELL AS ANY STATE, LOCAL OR FOREIGN, TAX CONSEQUENCES OF THE MERGER TO YOU.


FINANCING OF THE MERGER (see page 44)

     In order to pay the cash merger consideration, repay indebtedness of PMSC being accelerated because of the merger and pay the fees and expenses incurred in connection with the merger and its financing and provide approximately $75 million of additional cash and $50 million of additional unfunded revolving loan availability for the future working capital and general corporate purposes of PMSC and its subsidiaries, the following financing is expected and has been committed subject to various customary conditions:

     o prior to the merger, WCAS VIII, together with its co-investors, would provide between $339.7 million and $429.4 million of common equity to Politic Acquisition, depending on the number of PMSC shares to be converted to cash in the merger,

     o prior to the merger, WCAS Capital Partners III, L.P. would provide $25 million of common equity to Politic Acquisition,

     o upon the merger, WCAS Capital Partners III would purchase, for $150 million, $175 million in face amount of 10% cash-pay senior subordinated notes of PMSC that would be due upon the earlier of eight years after the merger or six months after the repayment of the senior credit facilities described below, and

     o upon the merger, a syndicate of lending institutions would provide $250 million in senior secured credit facilities to PMSC of which $200 million would be funded and $50 million would be unfunded and available for future working capital and general corporate purposes.

See "The Merger -- Financing."


NO DISSENTERS' APPRAISAL RIGHTS (see page 44)

     In accordance with South Carolina law, stockholders of PMSC are not entitled to dissenters' appraisal rights in connection with the merger.


GOVERNMENTAL APPROVALS (see page 44)

     The consummation of the merger is subject to the expiration of the 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 unless such period is terminated earlier or extended. WCAS VIII and WCAS Capital Partners III each filed an HSR notification report, together with a request for early termination of this 30-day waiting period on April 18, 2000.


STOCK EXCHANGE LISTING (see page 43)

     PMSC expects that its common stock will be listed on the New York Stock Exchange following the merger. However, neither PMSC nor Politic Acquisition is committed by the merger agreement or law to maintain a listing of PMSC common stock on the New York Stock Exchange or any other securities exchange or have shares of PMSC common stock quoted on Nasdaq. PMSC has applied to use "YND" as its NYSE trading symbol after the merger. See "The Merger--Stock Exchange Listing."

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following selected historical consolidated financial data of PMSC for the years ended December 31, 1995 to 1999, are derived from the consolidated financial statements of PMSC for such years and should be read in conjunction with those consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in PMSC's Annual Report on Form 10-K/A for the year ended December 31, 1999 which is incorporated by reference in this proxy statement/prospectus.





                                                1999          1998         1997         1996         1995
                                            ------------  -----------  -----------  -----------  -----------
RESULTS OF OPERATIONS                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues .................................   $  644,019    $607,458     $518,171     $423,310     $365,485
Operating (loss) income ..................     (104,272)     87,432       79,193       69,565       16,285
Other (expenses) and income, net .........      (10,693)     (2,136)      (3,583)      (2,677)        (543)
(Loss) income from continuing
 operations before income taxes ..........     (113,119)     86,355       76,799       66,888       15,742
Discontinued operations, net .............           --        (465)       1,994        3,035       (4,959)
Net (loss) income ........................   $  (71,971)   $ 53,271     $ 50,257     $ 45,997     $  3,139
Basic (loss) earnings per share ..........   $    (2.02)   $   1.46     $   1.38     $   1.24     $   0.08
Diluted (loss) earnings per share ........   $    (2.02)   $   1.36     $   1.33     $   1.22     $   0.08
                                             ==========    ========     ========     ========     ========
FINANCIAL CONDITION
Cash and equivalents and marketable
 securitis ..............................   $   17,833    $ 26,013     $ 35,459     $ 24,355     $ 39,709
Current assets ...........................      211,999     217,123      185,809      160,342      165,593
Current liabilities ......................       75,995      98,935       86,213      112,636       94,461
Working capital ..........................      136,004     118,188       99,596       47,706       71,132
Total assets .............................      706,288     718,698      618,406      581,386      532,736
Long-term debt (excludes current
 portion) ................................      227,000      85,000       37,714       34,268       14,873
Total liabilities ........................      384,103     285,688      207,910      218,134      150,064
Stockholders' equity .....................      321,561     432,484      410,496      363,252      382,672

----------

     PMSC considers the special charges described below to be unusual events or unusual transactions related to continuing business activities.

     The results of operations for 1999 include approximately $153.6 million of pre-tax special charges. These charges include approximately $118.4 million of non-cash charges related to acceleration of amortization of software, and the write-off of goodwill and other intangibles. The charges paid or to be paid in cash include approximately $12.0 million related to disputes with customers, approximately $12.9 million related to restructuring operations, approximately $9.6 million related to the settlement of litigation, and other similar charges of $0.7 million.

     The results of operations in 1998 include $13.3 million of special charges. These pre-tax charges include $3.7 million related to the acquisition of The Leverage Group, Inc. and $9.6 million for the impairment of capitalized software development costs which resulted from certain technology related issues and changes in PMSC's strategy.

     The results of operations in 1996 include a net special credit of $3.4 million. This credit resulted from a pre-tax gain of $9.4 million related to the recovery of previously incurred litigation costs and a pre-tax charge of $6.0 million related to other litigation.

     The results of operations in 1995 include special charges of $56.4 million (after taxes $39.9 million, or $2.06 per share). These charges principally related to the restructuring of PMSC's data processing facilities and information services business, litigation costs, acquisition-related charges, impairment of certain intangible assets and software associated with acquired businesses and the gain on the sale of PMSC's health services business.

                  SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

     The following table presents summary unaudited pro forma operating and other data of PMSC for the fiscal year ended December 31, 1999. The pro forma data gives effect to the merger and related transactions as if those transactions had occurred on January 1, 1999 for Results of Operations data and December 31, 1999 for Financial Condition data. The information presented below should be read in conjunction with the unaudited pro forma financial statements included in this proxy statement/prospectus and PMSC's historical financial statements and the notes thereto. The unaudited pro forma financial data set forth below are not necessarily indicative of actual results that would have been achieved had the merger and related transactions been consummated on the date or for the periods indicated and do not purport to indicate financial data as of any future date or for any future period.

     The merger agreement provides that between 75% and 93% of the shares of PMSC common stock outstanding at the time of the merger would be converted to cash in the merger. The pro forma financial statements are prepared assuming that 93% of the PMSC shares are converted to cash in the merger. Under this assumption, the entire WCAS VIII equity commitment of $429.4 million will be funded. If less than 93% of the shares of PMSC common stock outstanding at the time of the merger are converted to cash, the merger agreement allows for a proportionate decrease in the WCAS VIII equity funding. As the equity funding by WCAS VIII is only used to purchase shares from existing stockholders, a decrease in both the WCAS VIII equity funding and the number of the shares purchased will have no effect on the summary unaudited pro forma financial data.





                                                                         YEAR ENDED
                                                                      DECEMBER 31, 1999
                                                                (IN THOUSANDS EXCEPT PER SHARE
                                                                            DATA)
                                                                -----------------------------
                                                                  HISTORICAL      PRO FORMA
                                                                -------------- --------------
RESULTS OF OPERATIONS
  Revenues ....................................................   $  644,019     $  644,019
  Operating loss ..............................................     (104,272)      (104,272)
  Other (expenses) and income, net ............................      (10,693)       (41,160)
  Loss from continuing operations before income taxes .........     (113,119)      (143,586)
  Net loss ....................................................   $  (71,971)    $  (91,156)
  Basic loss per share ........................................   $    (2.02)    $    (2.61)
  Diluted loss per share ......................................   $    (2.02)    $    (2.61)
  Ratio of earnings to fixed charges (1) ......................           --             --
FINANCIAL CONDITION:
  Cash and equivalents and marketable securities ..............   $   17,833     $   92,400
  Restricted Cash .............................................           --          2,732
  Current assets ..............................................      211,999        288,806
  Current liabilities .........................................       75,995         70,129
  Working capital .............................................      136,004        218,677
  Total assets ................................................      706,288        801,105
  Long term debt (2) ..........................................      227,000        200,000
  Senior subordinated notes (2) ...............................           --        150,000
  Total liabilities ...........................................      384,103        498,724
  Stockholders' equity ........................................      321,561        301,757
  Book value per share ........................................   $     9.04     $     8.63

----------
(1) For purposes of determining the pro forma ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, minority interest and extraordinary items, plus fixed charges. Fixed charges include interest expense on all indebtedness, amortization of deferred debt issuance costs, and one-third of rental expense on operating leases representing that portion of rental expense deemed to be attributable to interest. Earnings were insufficient to cover fixed charges on both an historical and a pro forma basis by $104.3 million for the year ended December 31, 1999.

(2) At the effective time of the merger, PMSC's existing long-term borrowing facilities will be replaced with $200 million of senior debt with projected annual interest rate of 9% and WCAS Capital Partners III will purchase, for $150 million, $175 million in face amount of 10% cash-pay senior subordinated notes of PMSC.

                                 RISK FACTORS


     You should carefully consider the following factors before making a decision to vote for the merger or receive $14.00 per share in cash or elect to retain shares in the merger.


RISK FACTORS RELATING TO THE MERGER


WCAS WILL CONTROL A VAST MAJORITY OF OUR COMMON STOCK AFTER THE MERGER AND, AS A RESULT, WILL BE ABLE TO ASSERT CONTROL OVER ALL MATTERS REQUIRING STOCKHOLDER APPROVAL.

     After the merger, between approximately 75% and 93% of the outstanding common stock of PMSC will be held by WCAS VIII, WCAS Capital Partners III and their co-investors. As a result these stockholders will be able to assert control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this may have the effect of delaying or preventing a third party from acquiring control over PMSC. Transactions that could be prevented may include those that other stockholders would deem to be in their best interests and those in which stockholders would receive a premium for their shares over market price.

AFTER THE MERGER, THERE WILL BE SIGNIFICANTLY FEWER SHARES FOR SALE IN THE PUBLIC MARKET AND, AS A RESULT, THERE MAY BE LESS OPPORTUNITY FOR YOU TO SELL YOUR SHARES AND MORE VOLATILITY IN THE MARKET PRICE.

     Following the merger, there will be a substantial decrease in the number of shares of PMSC common stock which are held publicly because WCAS VIII, WCAS Capital Partners III and their co-investors will own between approximately 75% and 93% of the outstanding shares. This is expected to result in a substantial decrease in liquidity of PMSC common stock, which may make it more difficult for holders of common stock to sell their shares. Although PMSC common stock is expected to continue to be listed on the New York Stock Exchange following the merger, the volume of shares traded may be substantially smaller than the trading volume of PMSC common stock prior to the merger. In addition, while PMSC expects that its common stock will be listed on the New York Stock Exchange following the merger neither PMSC nor Politic Acquisition is committed by the merger agreement or law to maintain a listing of PMSC common stock on the New York Stock Exchange or any other securities exchange or have shares of PMSC common stock quoted on Nasdaq. See "The Merger--Stock Exchange Listing."

     The market price of PMSC common stock has fluctuated widely in the past and the reduction in the number of publicly held shares after the merger could, if PMSC common stock continues to be listed on the New York Stock Exchange, contribute to continued or increased fluctuations in the market price of PMSC common stock in the future.

WE WILL BE SUBSTANTIALLY LEVERAGED WHICH MAY RESTRICT OUR OPERATIONS AND ABILITY TO OBTAIN ADDITIONAL FINANCING -- PAYMENTS ON INDEBTEDNESS WILL REQUIRE A SUBSTANTIAL PORTION OF OUR CASH FLOW AND WILL HAVE A NEGATIVE EFFECT ON OUR NET INCOME.

     As of December 31, 1999, after giving pro forma effect to the merger and the merger financing, PMSC would have had approximately $498.7 million of total liabilities, including $200 million of senior debt and $175 million in face amount of senior subordinated debt held by WCAS Capital Partners III, and stockholders' equity of approximately $301.8 million. This substantial leverage may have important consequences for PMSC, including the following:


     o our ability to obtain additional financing for working capital, capital expenditures or other purposes may be impaired or that kind of financing may not be available on terms favorable to us,


     o a substantial portion of our cash flow available from operations would be dedicated to the payment of principal and interest expense, which would reduce the funds that would otherwise be available to us for operations and future business opportunities,

     o a substantial decrease in net operating income and cash flows or an increase in expenses would make it difficult for us to meet our debt service requirements or force us to modify our operations, and

     o our substantial leverage may make us more vulnerable to economic downturns and competitive pressure.

     The definitive terms of the senior debt portion of the merger financing will be based on market conditions existing at the time of the merger. We expect that the terms of the new senior secured credit facilities and those of the senior subordinated notes that WCAS Capital Partners III has committed to purchase will include significant operating and financial restrictions, such as limits on our ability to incur indebtedness, create liens, sell assets, engage in mergers or consolidations, make investments and pay dividends.


ISSUANCE OF STOCK OPTIONS TO MANAGEMENT MAY DILUTE YOUR PMSC STOCKHOLDING.

     Following the merger, PMSC will grant to senior management options to purchase 750,000 shares of PMSC common stock. These new options will vest 20% per year on the first through fifth anniversaries of the grant date. In addition, PMSC may from time to time issue additional options with similar vesting schedules. In addition to these 750,000 options, an additional 925,000 options will be reserved for issuances that the PMSC board, in its discretion, approves after the merger. Options to purchase an additional approximately 7.67 million shares are presently outstanding. As these options vest and are exercised, the number of shares of PMSC common stock outstanding will increase and the interest of the stockholders receiving PMSC common stock from the merger will be diluted.

     In addition, upon the merger, four of the executive officers of PMSC will have an opportunity to purchase up to a total of approximately 5% of the shares of PMSC after the merger at a price of $14 per share.


THE RIGHT OF PMSC STOCKHOLDERS TO EITHER RECEIVE CASH OR ELECT TO RETAIN SHARES MAY BE SUBJECT TO PRORATION.

     The right of holders of PMSC common stock to receive $14.00 in cash or elect to retain shares is subject to the proration procedures described in the merger agreement. If the merger is completed, you will not necessarily receive the type of consideration that you elect for all your shares and, depending on your particular circumstances, a portion of the cash payments received by you could be treated as dividends rather than capital gains (or recovery of basis) or vice versa. See "The Merger - Material Federal Income Tax Consequences" for a more detailed discussion of the tax consequences of receiving cash.


RISKS RELATED TO OUR BUSINESS


IF THE MARKET OR REGULATORY ENVIRONMENT OF OUR BUSINESS CHANGES, DEMAND FOR OUR PRODUCTS AND SERVICES MAY DECLINE.

     Currently, our business is focused principally within the global property and casualty and life and financial solutions industries. Significant changes in the regulatory or market environment of these industries could impact demand for our software products and services.


IF COMPETITION INCREASES, WE MAY LOSE OUR MARKET SHARE.

     The computer software and services industry is highly competitive and there is increasing competition for our products and services. We cannot guarantee that our current products and services will remain competitive, or that our development efforts will produce products with the cost and performance characteristics necessary to remain competitive.

IF OUR TECHNOLOGY IS NOT ACCEPTED BY THE MARKET, OUR GROWTH WILL SLOW DOWN AND OUR BUSINESS WILL BE HARMED.

     The market for our products and services is characterized by rapid changes in technology and the emergence of the Internet as a viable insurance distribution channel. Our success will depend on the level of market acceptance of our products, technologies and enhancements, and our ability to introduce such products, technologies and enhancements to the market on a timely and cost effective basis, and maintain a labor force sufficiently skilled to compete in the current environment.

     We believe that system evaluations and decision processes are being affected by uncertainties related to the Internet and its emergence as a viable insurance distribution channel is causing a re-evaluation of the traditional methods of distribution for insurance products. We also believe that in order for insurance companies to capitalize on this new distribution method they will be required to redesign their business models and related support systems. The issues raised by the emergence of the Internet and related technology requirements will be distracting and confusing for many insurance companies and complicate the process of transitioning the insurance industry to modern architecture. Therefore, customer uncertainty as to their Internet and enterprise business strategies may extend sales cycles for large enterprise systems.


THE STRUCTURE OF OUR BUSINESS ARRANGEMENTS MAKES OUR REVENUES DIFFICULT TO ESTIMATE.

     The timing and amount of our revenues are subject to a number of factors, such as the timing of customers' decisions to enter into large license agreements with us, which make estimation of operating results prior to the end of a quarter or year extremely uncertain.

     Additionally, a significant portion of both our revenue and operating income is derived from initial licensing charges received as part of our software licensing activities. Because a substantial portion of these revenues is recorded at the time new systems are licensed, there can be significant fluctuations from period to period in the revenues and operating income derived from licensing activities. This is attributable principally to the timing of customers' decisions to enter into license agreements with us, which we are unable to control.


THE RECENT SURGE IN INVESTMENT IN SYSTEMS AND REMEDIATION SERVICES MAY RESULT IN A DECREASED NEED FOR OUR SYSTEMS AND SERVICES IN THE NEAR FUTURE.

     The upgrading and replacement of systems in response to the year 2000 issue caused an unprecedented level of investment in systems and remediation services that may adversely affect a customer's or prospect's decision to invest in new application software such as our own.


WE MAY HAVE LIABILITIES RELATED TO LITIGATION.

     We are involved in several lawsuits, as described in our Form 10-K/A and in "The Merger-- Background of the Merger," which seek damages in amounts that could have a materially adverse effect on our results of operations, if decided adversely to us. Although we believe we have meritorious defenses to these matters and are vigorously defending them, we are unable to predict the ultimate outcome or the potential financial impact of these matters.


WE HAVE AMENDED OUR CREDIT AGREEMENTS DUE TO RECENT FINANCIAL RESULTS AND MAY BE REQUIRED TO DO SO AGAIN.

     Due to PMSC's financial performance in the third and fourth quarters of 1999, and a preliminary analysis of results for the first quarter of 2000, PMSC amended its existing credit agreements so as not to be in violation of covenants in those credit agreements. See "The Merger--Background of the Merger" and our Form 10-K/A. Future credit availability under PMSC's existing credit agreements is dependent upon PMSC achieving improvements in its operating performance. There can be no assurance that PMSC will be able to achieve these improvements.

                                A WARNING ABOUT
                          FORWARD-LOOKING INFORMATION

     This proxy statement/prospectus, the information incorporated in this proxy statement/prospectus by reference and other statements we have made from time to time, contain statements that may be "forward-looking statements." Those statements including the supplemental financial analysis of future operating performance below, include statements regarding our intent, belief or current expectations, as well as the assumptions on which those statements are based. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those contemplated by forward-looking statements. Important factors currently known to PMSC's management that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, those factors set forth from time to time in reports PMSC files with the Securities and Exchange Commission and in "Risk Factors." We undertake no obligation to update or revise forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events or changes to future operating results over time. You are cautioned not to rely on such statements.

                    CERTAIN SUPPLEMENTAL FINANCIAL ANALYSIS


     In connection with WCAS's review of PMSC, after WCAS signed a customary confidentiality/standstill agreement with PMSC, PMSC provided WCAS with non-public business and financial information. The non-public information PMSC provided included an internally-developed financial analysis of PMSC's future operating performance. This financial analysis does not give effect to the merger or the financing of the merger.


     PMSC does not, as a matter of course, publicly disclose its internally-developed financial analysis of future revenues or earnings. This financial analysis was not prepared with a view to public disclosure and is included in this proxy statement/prospectus only because such information was made available to WCAS in connection with their due diligence investigation of PMSC. This financial analysis was not prepared with a view to compliance with the published guidelines of the Securities and Exchange Commission regarding projections, nor was it prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. While presented with numerical specificity, this financial analysis reflects numerous assumptions made by PMSC's management. In addition, factors such as industry performance and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of PMSC's management, may cause this financial analysis or the underlying assumptions to be inaccurate. Accordingly, there can be no assurance that the revenues or earnings contained in this financial analysis will be realized, and actual results may be materially greater or less than those contained in this financial analysis. None of PMSC, Politic Acquisition, WCAS, their independent accountants, financial advisors or any other person assumes any responsibility regarding this financial analysis and the inclusion of this financial analysis should not be regarded as an indication that any such person regards them as an accurate prediction of future events. Neither PMSC's independent accountants nor any other independent accountants have compiled, examined or performed any procedures with respect to this financial analysis, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, this financial analysis.


     PMSC does not intend to update or otherwise revise this financial analysis to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying this financial analysis are shown to be in error.

     The supplemental financial analysis included three cases, a Base Case, Case 2 and Case 3. The Base Case, incorporates a status quo business model with revenues including large, one-time initial licensing fees. Case 2 incorporates a hypothetical transition towards an increased recurring revenue-based application service provider type business model, which includes a significant reduction in initial licensing fee revenue beginning in the third quarter of 2000. Case 3 incorporates certain hypothetical sensitivities to Case 2 that assume, among other things, sales growth and operating income margins lower than those which were used in Case 2. This financial analysis was delivered on March 15, 2000 and has not been updated for subsequent events. Net income in this supplemental financial analysis does not include the effect of the February and March 2000 amendments to the credit and term loan agreements. Operating and net income for 2000 include special charges relating to severance costs from the reduction in workforce which occurred in the first quarter of 2000, litigation and branding estimated to be approximately $18.1 million ($11.4 million after tax). Dollars are in millions.

                                     ACTUAL                       SUPPLEMENTAL FINANCIAL ANALYSIS
                                   ----------   --------------------------------------------------------------------
                                      1999         2000         2001          2002           2003           2004
BASE CASE:                         ----------   ----------   ----------   ------------   ------------   ------------
Revenue ........................    $  644.0       $734.4       $868.0       $1,011.6       $1,154.4       $1,313.3
Operating income/(loss) ........     (104.3)         67.8        114.6          128.8          144.7          162.5
Net income/(loss) ..............     ( 72.0)         33.1         62.0           73.9           87.0          101.6


                                     ACTUAL                       SUPPLEMENTAL FINANCIAL ANALYSIS
                                   ----------   --------------------------------------------------------------------
                                      1999         2000         2001          2002           2003           2004
CASE 2:                            ----------   ----------   ----------   ------------   ------------   ------------
Revenue ........................    $  644.0       $708.3       $841.4       $1,037.5       $1,241.0       $1,461.2
Operating income/(loss) ........     (104.3)         33.4         52.4          108.2          171.0          231.8
Net income/(loss) ..............     ( 72.0)         11.4         21.9           58.5          101.0          145.4


                                     ACTUAL                   SUPPLEMENTAL FINANCIAL ANALYSIS
                                   ----------  --------------------------------------------------------------
                                      1999        2000        2001        2002         2003          2004
CASE 3:                            ----------  ----------  ----------  ----------  ------------  ------------
Revenue .........................   $  644.0      $692.9      $767.1      $929.9      $1,099.3      $1,275.5
Operating income/(loss) .........    (104.3)        29.5        25.1        72.5         125.6         179.0
Net income/(loss) ...............    ( 72.0)         9.0         5.1        35.8          71.4         108.7

----------
     A significant portion of both PMSC's revenue and its operating income is derived from initial license charges received as a part of PMSC's software licensing activities. The emergence of the Internet as a viable insurance distribution channel is causing a re-evaluation of the traditional methods of distribution for insurance products. PMSC also believes that in order for insurance companies to capitalize on this new distribution method, they will be required to redesign their business models and related support systems. These changes in the market will have an effect on PMSC's software licensing activity.

                              THE SPECIAL MEETING


GENERAL

     The  special  meeting  will  be  held at                 , at      a.m., on
      , 2000.


MATTERS TO BE CONSIDERED

     At the special meeting, PMSC stockholders will be asked to consider and vote upon a proposal to approve the merger agreement. If the merger agreement is approved by stockholders, we anticipate that the merger will occur as promptly as practicable after the special meeting.

     If the merger agreement is not approved by stockholders, you will be asked to vote upon a separate proposal to amend our articles of incorporation to change our name to Mynd Corporation.


PROXIES

     If you are a PMSC stockholder of record, you may use the accompanying proxy if you are unable to attend the special meeting in person or wish to have your shares voted by proxy even if you do attend the special meeting. You may revoke any proxy given by you in accordance with this solicitation by delivering to the Secretary of PMSC, prior to or at the special meeting, a written notice revoking the proxy or a duly executed proxy relating to the same shares bearing a later date or by attending the special meeting and voting in person. However, your attendance at the special meeting will not in and of itself constitute a revocation of a proxy; rather you must vote in person at the meeting to effect a revocation. You should address any written notice of revocation and other communications regarding the revocation of PMSC proxies to the Secretary of PMSC at One PMSC Center, Blythewood, South Carolina 29016. In all cases, a later dated proxy revokes an earlier dated proxy, regardless of which method is used to give or revoke a proxy, or if different methods are used to give and revoke a proxy. For a notice of revocation or later proxy to be valid, however, it must actually be received by PMSC prior to the vote of the PMSC stockholders at the special meeting. If your broker has been instructed to vote your shares, you must follow directions received from your broker in order to change your vote.

     All shares represented by valid proxies received in accordance with this solicitation and not revoked before they are exercised will be voted in the manner specified in the proxy. If you return an executed proxy card and do not specify how your proxy is to be voted, it will be voted in favor of the approval of the merger agreement, and if a separate vote is taken on the matter, the amendment of PMSC's articles of incorporation to change its name to Mynd Corporation. The PMSC board of directors is currently unaware of any other matters that may be presented for action at the special meeting. If other matters do properly come before the special meeting, however, it is intended that shares represented by proxies in the accompanying form will be voted or not voted by the persons named in the proxies, in their discretion.


SOLICITATION OF PROXIES

     The cost of soliciting the proxies from the PMSC stockholders will be borne by PMSC. In addition to the solicitation of proxies by mail, PMSC will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of shares of PMSC and secure their voting instructions, if necessary. PMSC will reimburse such record holders for their reasonable out-of-pocket expenses in doing so. PMSC has retained D.F. King & Company, Inc. to assist in soliciting proxies for a fee of $7,500 plus expenses.


FORM OF RETENTION ELECTION

     PMSC has mailed a form for making a retention election with this proxy statement/prospectus to stockholders of record of PMSC common stock. If you wish to retain shares in the merger, you should submit the form of retention election, although this will not guarantee that you will retain all of the shares that you wish to retain.

     For  a  form  of  retention  election  to  be  effective, you must properly complete the form of retention election, and send it, together with share certificates for the shares of PMSC common stock that you have elected to retain, duly endorsed in blank or otherwise in a form which is acceptable for transfer on the books of PMSC or by appropriate guarantee of delivery as described in the form of retention election, to American Stock Transfer & Trust
Company,  our exchange  agent,  at                    .  If your shares are held
through a broker, only the broker can make an election on your behalf. An instruction form to be sent to your broker is enclosed. The exchange agent must receive the completed form of retention election and share certificates or appropriate guarantee of delivery by 5:00 p.m., New York City time, on
            , 2000 or you will be deemed to have elected to receive only cash in the merger. See "The Merger -- Election Procedures."


RECORD DATE AND VOTING RIGHTS


     Record Date.  The PMSC board of directors  has fixed              , 2000 as
the record date for the determination of the PMSC stockholders entitled to receive notice of and to vote at the special meeting. Accordingly, only PMSC stockholders of record at the close of business on that date will be entitled to notice of and to vote at the special meeting.


     Quorum Requirement. The presence, in person or by proxy, of shares of PMSC common stock representing a majority in total voting power of the outstanding shares of PMSC common stock as of the record date is necessary to constitute a quorum at the special meeting.


     Votes Per Share. Each share of PMSC common stock outstanding on the record date entitles its holder to one vote at the special meeting.


     Vote Required and Voting Rights. Under South Carolina law, the approval of the merger agreement requires the affirmative vote of holders of two-thirds in voting power of the outstanding shares of PMSC common stock entitled to vote on the approval of the merger agreement. Holders of PMSC common stock will vote as a single class. Under the PMSC articles of incorporation, the name change requires the affirmative vote of holders of two-thirds in voting power of the outstanding shares of PMSC common stock entitled to vote on that amendment to the PMSC articles of incorporation. Holders of PMSC common stock will vote as a single class on the proposal to approve the merger agreement, and, if necessary, the separate vote on the proposal to change our name.


     Abstentions and Broker Non-Votes. PMSC intends to count shares of PMSC common stock present in person at the special meeting but not voting, and shares of PMSC common stock for which it has received proxies but for which holders of such shares have abstained, as present at the PMSC special meeting for purposes of determining the presence or absence of a quorum for the transaction of business.


     If your shares held in "street name" through a broker, your broker may not vote the shares without instructions from you. A broker non-vote occurs on a proposal when a broker is not permitted to vote on that proposal without instruction from the beneficial owner of the shares and no instruction is given. Shares of PMSC common stock represented by proxies returned by a broker holding shares in nominee or "street name" will be counted for purposes of determining whether a quorum exists, even if the shares are broker non-votes.


     Because adoption of the merger agreement requires the affirmative vote of two-thirds in voting power of the outstanding shares of PMSC common stock, abstentions and broker non-votes will have the same effect as negative votes. Accordingly, the PMSC board of directors urges PMSC stockholders to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid return envelope.


RECOMMENDATION OF THE PMSC BOARD OF DIRECTORS


     The PMSC board of directors has approved the merger agreement and determined that the merger is fair to and in the best interest of PMSC and its stockholders. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE MERGER AGREEMENT.

     If the merger agreement is not approved by PMSC stockholders at the special meeting and a separate vote is taken to amend PMSC's articles of incorporation to change its name to Mynd Corporation, THE PMSC BOARD RECOMMENDS THAT YOU VOTE "FOR" THE NAME CHANGE.

                                 THE COMPANIES


PMSC

     PMSC is a leading provider of enterprise software and electronic commerce systems, related professional services and business process outsourcing designed to meet the needs of the global insurance and related financial services industries.

     PMSC initially operated as a provider of insurance software systems and related automation support services to the property and casualty insurance market in the United States and Canada. Over time, PMSC has expanded geographically into Europe, Asia, Australia, Africa and Latin America as well as into the life insurance and related financial services markets. Through internal development, acquisitions and strategic alliances, PMSC has expanded its software products and services offerings, which include advanced computing technologies and outsourcing solutions, thereby strengthening its ability to serve the global insurance marketplace.

     PMSC's business strategy is to structure long-term relationships and agreements with its customers. These relationships and agreements provide the customer with continuously updated solutions and PMSC with a high degree of recurring revenues. During the early stages of PMSC's development, a major portion of its revenues was derived from systems licensing activities. PMSC has continued to expand as a provider of a full range of business solutions to the global insurance and financial services industries and now the majority of its revenues are derived from outsourcing and professional services activities.

     PMSC is a South Carolina corporation incorporated in 1980. From 1974 until 1980, PMSC operated as a division of Seibels, Bruce & Company. The principal executive offices of PMSC are located at One PMSC Center, Blythewood, South Carolina 29016. Its telephone number is (803) 333-4000.

     More detailed descriptions of the business and properties of PMSC are contained in its Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999. See "Where You Can Find More Information"


POLITIC ACQUISITION AND WELSH, CARSON, ANDERSON & STOWE

     Politic Acquisition is a newly formed South Carolina corporation organized solely for the purpose of effecting the merger. Politic Acquisition is currently 100% owned by Welsh, Carson, Anderson & Stowe VIII. Prior to the merger, WCAS Capital Partners III and other affiliates of WCAS, will also become stockholders of Politic Acquisition. In addition, four executive officers of PMSC will have the opportunity to purchase shares of PMSC after the merger. See "The Merger-- Interests That Differ from Your Interests." Politic Acquisition's principal executive offices are c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. The telephone number of Politic Acquisition is (212) 893-9500.

     WCAS VIII, a Delaware limited partnership, is a private equity investment partnership with over $3.0 billion in committed capital. WCAS and its affiliates have organized and managed eleven investment partnerships with total capital of approximately $7.6 billion. Since 1979, WCAS and its affiliated investment partnerships have completed over eighty buyouts concentrated in the information services, telecommunications and healthcare industries. WCAS has made investments in numerous information services companies, including Alliance Data Systems, Inc., Amdocs Limited, BancTec, Inc., BISYS Group, Inc., Fiserv, Inc. and SunGard Data Systems, Inc. WCAS VIII's principal executive offices are located at 320 Park Avenue, Suite 2500, New York, New York 10022. The telephone number is (212) 893-9500. The sole general partner of WCAS VIII is WCAS VIII Associates LLC, a Delaware limited liability company. None of WCAS VIII or any of its affiliates is an affiliate of PMSC.

     In addition to signing the merger agreement, Politic Acquisition has received a commitment letter from WCAS VIII to provide between $339.7 million and $429.4 million in common equity capital to Politic Acquisition before the merger. The exact amount of equity financing to be provided by WCAS VIII will depend on the number of PMSC common shares retained by existing PMSC stockholders. Politic Acquisition also received a commitment letter from WCAS Capital Partners III, an investment partnership affiliated with WCAS VIII, to provide an additional $25 million in common equity financing to Politic Acquisition before the merger and purchase, for $150 million, $175 million in face amount of senior subordinated notes of PMSC after the merger. Additionally, Politic Acquisition has entered into letter agreements with G. Larry Wilson, David T. Bailey, Michael W. Risley and Timothy V. Williams, each an executive officer of PMSC, outlining the terms under which the executive officer has agreed to continue as an employee of PMSC after the merger. Politic Acquisition has not otherwise conducted any business or operations.

     Set forth below is a balance sheet of Politic Acquisition dated as of the date of this proxy statement/prospectus. There is no related income statement for Politic Acquisition because it has not conducted any business since its inception.





                                                AS OF THE
BALANCE SHEET DATA:                            DATE HEREOF
-------------------------------------------   ------------
           Cash ...........................       $100

       Total Assets .......................       $100
                                                  ====

       Total Stockholders' Equity .........       $100
                                                  ====


                                  THE MERGER

     The following summary of the material terms of the merger is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in this proxy statement/prospectus and, with the exception of certain schedules and exhibits, is attached as Appendix B to this proxy statement/prospectus.


BACKGROUND OF THE MERGER


     From time to time over the past few years, PMSC has received indications of interest in a business combination or acquisition. One company expressing an interest is a large information technology company which, in 1997, contacted PMSC, executed a confidentiality/standstill agreement and conducted preliminary due diligence, but did not propose a price. That company is referred to as Company A in this Background. In August, 1999, Company A delivered a letter to PMSC in which it indicated its interest in pursuing the acquisition of PMSC. Company A stated that it would be willing to merge with PMSC in a stock-for-stock merger and indicated an exchange ratio which would have represented a substantial premium to the then current market price of PMSC's shares based on the then current market price of Company A's shares. The proposed acquisition would have been tax-free to PMSC stockholders and accounted for as a pooling of interests. The letter stated that the proposed transaction would be subject to a reasonable level of due diligence and the appropriate stockholder and regulatory approvals. In early September, the board met with Credit Suisse First Boston, PMSC's financial advisor, Dewey Ballantine LLP, PMSC's legal counsel, and management to consider the proposal. The PMSC board determined that it was not in the best interests of PMSC and its stockholders to proceed with the proposal. PMSC communicated its determination not to proceed with the proposal to Company A.


     Later in 1999, PMSC suffered unexpected substantial declines in revenues and earnings. On January 7, 2000, PMSC announced that fourth quarter 1999 licensing and services revenues would be down significantly from the same quarter last year and that it did not expect to report earnings per share in excess of the low teens cents per share. PMSC announced that final results would be reported on February 10. PMSC stated that, although it had not experienced any significant Y2K issues with its systems or products, its results were adversely impacted by its clients and prospects preoccupation with their own Y2K preparations and concerns. PMSC also noted that its strategy was to transition to a new business model to focus on increasing recurring transaction-based revenues, particularly in claims, eBusiness products and business process outsourcing for the financial services and property and casualty industries. Later that day, a purported class action lawsuit was filed in the United States District Court for the District of South Carolina on behalf of all persons who purchased PMSC's common stock between October 22, 1998 and January 6, 2000. The complaint alleged that defendants issued a series of materially false and misleading statements concerning PMSC's financial condition, products, technologies and financial statements.


     On February 10, 2000, PMSC announced that it would not be releasing final 1999 fourth quarter and full year results as previously announced on January 7 since neither its financial closing nor annual audit were yet complete. PMSC also announced that, in contrast to its January 7 press release, it now expected to report an operating loss for the fourth quarter. PMSC further announced that this loss would cause PMSC to be out of compliance with a financial covenant in its credit agreement, but that PMSC had obtained an amendment that returned it to full compliance. Additional class action complaints were filed following the February 10 announcement, expanding the class definition to include all persons who purchased PMSC stock between October 22, 1998 and February 10, 2000.


     In February, 2000, PMSC was contacted by a few information technology companies, each of which indicated a possible interest in acquiring PMSC. None of these companies, however, proposed a price or made a firm offer to acquire PMSC. PMSC did not proceed with any of these indications of interest, and none of those companies pursued further contact with PMSC.


     Commencing in February, 2000, the PMSC board and its audit committee held a number of meetings to discuss PMSC's financial condition and prospects, including the recent deterioration in its financial condition, the results of the audit of PMSC's financial statements, the fact that, because of its large net loss in the fourth quarter of 1999, PMSC again was in violation of one of the covenants of its loan agreements and the fact that PMSC would be required to repay $70 million of term debt on July 15, 2000.

     On February 9, a representative of PMSC contacted a representative of WCAS regarding a possible equity investment by WCAS in PMSC. This contact was motivated by:

     (1)  PMSC's need to reduce debt and to raise additional capital,

     (2) the belief that, in order to change its business model, PMSC would suffer reduced earnings over the short-term,

     (3) the belief that PMSC needed a business partner with a strong capital base, long- term investment horizon and experience in the information services industry to provide the necessary capital, and

     (4)  the belief that WCAS,  based on its prior  experience with investments
          in  the  information  services  industry,   would  be  an  appropriate
          long-term partner for PMSC.

     On February 15, 2000, PMSC and WCAS signed a confidentiality/standstill agreement. Thereafter, WCAS began a due diligence investigation of PMSC.

     Meetings between PMSC and WCAS regarding the possible investment were held during the period from February 19 to February 25. During these meetings, WCAS raised the possibility of making a proposal to acquire PMSC, as well as making an equity investment.

     On February 26, 2000, the PMSC board held a meeting at which it was informed that WCAS was considering either making a proposal to acquire PMSC or making an investment in PMSC in the form of $200 million of equity securities and $150 million of debt securities both from funds under its sole investment discretion. Due to the expectation that G. Larry Wilson, PMSC's Chairman of the Board, President and Chief Executive Officer, would continue with PMSC in either case, Mr. Wilson did not participate in any board deliberations regarding a possible transaction with WCAS.

     In early March, 2000, WCAS informed PMSC that any proposal it made would expire if PMSC (1) discussed a business combination with any other person or
(2) made an announcement regarding a possible business combination with WCAS or anyone else prior to execution of a definitive agreement with WCAS. In addition, WCAS expressed concern about the possible negative effects of the announcement of PMSC's fourth quarter and 1999 financial results on PMSC's business and financial condition. Accordingly, WCAS stated that any proposal it made would expire once PMSC announced its financial results for 1999, so that WCAS could re-evaluate the situation.

     On March 20, 2000, the PMSC board held a meeting at which it considered the financial issues listed above and PMSC's strategic alternatives. CSFB, PMSC's financial advisor, and Dewey Ballantine LLP, PMSC's legal counsel, participated in this meeting and the other board meetings described below. The board discussed the likely adverse effect of the announcement of PMSC's 1999 results on PMSC's business and prospects if PMSC did not make a simultaneous announcement of a merger agreement or significant financing transaction. PMSC was required to announce its 1999 results by March 30, 2000. After careful deliberations, the board concluded that it would be in the best interests of PMSC and its stockholders to pursue negotiations with WCAS on the possible terms of a transaction. The board believed that it was not likely that a third party other than WCAS would be able to complete due diligence and negotiate a merger agreement with PMSC by March 30. Accordingly, the board determined that it was not feasible or desirable under the circumstances to pursue alternative transactions at that time. The board also concluded that any transaction with WCAS would have to be at a price which was fair to PMSC's stockholders and not contain any features which would significantly deter a more attractive offer to acquire PMSC. The board directed management to continue negotiations with PMSC's lending banks and to resolve the loan covenant defaults and to extend the term of the term loan agreement. The board also directed management to explore various alternatives to achieve efficiencies and obtain equity or other financing.

     From  March  20  to March 30, 2000, the board of directors of PMSC met on a
frequent   basis  regarding  the  possible  transaction  with  WCAS  and  PMSC's financial condition and loan agreements.

     On March 24, 2000, WCAS proposed a recapitalization transaction with the key terms described below:

     (1) PMSC's stockholders would receive $13.50 per share in cash for 75% to 93% of their shares, thereby allowing stockholders interested in the potential long-term value of PMSC to remain as investors,

     (2) all of PMSC's existing indebtedness would be repaid; new senior credit facilities of $200 million would be funded at the closing of the merger; and an unfunded working capital facility of $50 million would be put in place for future corporate needs,

     (3) PMSC would receive a cash infusion of approximately $75 million to be used for investment in strategic initiatives and other general corporate purposes. This approximately $75 million would be in addition to the monies referred to in (2) to repay all of PMSC's existing indebtedness as part of the transaction. WCAS provided copies of customary commitment letters from its own investment funds, WCAS VIII and WCAS Capital Partners III, and DLJ Capital Funding, its prospective senior lender, and

     (4)  WCAS stated that its proposal was conditioned on, among other things,

          o PMSC agreeing to adopt a stockholders rights plan (commonly known as a poison pill) which would not be redeemable for some amount of time following the termination of the merger agreement,

          o PMSC granting WCAS an option to buy a substantial amount of PMSC stock (which would have the effect of preventing a third party from acquiring PMSC in a transaction to be accounted for as a pooling of interests), and

          o PMSC agreeing to pay WCAS a termination fee of approximately $30 million and expense reimbursement of up to $10 million, if the merger agreement was terminated under specified circumstances.

After considering this proposal, the PMSC board instructed its advisors to inform WCAS that proposed terms (1) and (4) above were unacceptable.

     The parties continued to negotiate the terms of the proposed merger. As a result of these negotiations, which continued until the execution of the merger agreement on March 30, 2000, WCAS increased the price it was proposing to $14 per share in cash for 75% to 93% of the shares, dropped its insistence that PMSC adopt a stockholder rights plan and grant WCAS a stock option, decreased the termination fee to $19 million, and decreased the maximum expense reimbursement to $5 million.


     On March 28, 2000, representatives of CSFB received a telephone call from a large information technology company in which the company expressed an interest in acquiring PMSC, but did not specify a price or other material transaction terms. This company is referred to as Company B. PMSC's board determined not to pursue this contact in light of


     (1) the fact that WCAS had essentially completed its due diligence investigation of PMSC and the terms of the merger agreement were substantially negotiated, whereas Company B had not conducted due diligence or begun negotiation of a merger agreement,


     (2) WCAS's statement that its proposal would expire if PMSC discussed a business combination transaction with a third party or announced its 1999 results, and


     (3) the board's business judgment that the break-up fee and other features of the merger agreement with WCAS would not act as a deterrent to a bona fide bidder willing to make a superior offer to acquire PMSC. Earlier in March, Company B had contacted PMSC on a very preliminary basis.

     On March 29, 2000, PMSC reached agreement with its lending banks to amend the terms of PMSC's loan agreements. The amendments included an increase in the fees and interest rate charged, a decrease in the amounts available under the loan agreements, a change in maturity dates, a change in covenant ratios and a security interest in PMSC's assets. Future credit availability under the amended loan agreements is dependent upon PMSC achieving improvements in its operating performance.


     Late in the afternoon on March 30, 2000, the board met to consider the proposed merger agreement with WCAS. Following a discussion of the merger agreement and presentations by its financial and legal advisors, the board voted unanimously, with one member, Mr. Wilson, recusing himself, to approve the merger agreement. Later that evening, PMSC and WCAS signed the merger agreement and PMSC issued a press release announcing its terms. At the same time, PMSC issued a press release announcing fourth quarter and full year 1999 results.


     On March 31, 2000, PMSC sent a letter to Company A releasing it from the confidentiality/standstill agreement solely to the extent of any provision that would prevent or otherwise restrict the ability of Company A to make a proposal to PMSC's Board of Directors.


     On March 31, 2000, three purported class action lawsuits were filed against PMSC and its directors in the Court of Common Pleas in Richland County, South Carolina on behalf of all stockholders of PMSC. The complaints allege that the consideration to be paid in the merger is unfair and grossly inadequate because defendants failed to conduct a "market check" and because PMSC stock has consistently traded above $14 per share and its market price is only temporarily depressed due to recent disappointing financial results. The complaints also allege that defendants have a substantial conflict of interest, to the extent they will continue their employment with PMSC after the merger. The complaints seek an injunction directing that defendants ensure that no conflicts exist that would prevent defendants from exercising their fiduciary obligation to maximize stockholder value, and an injunction preventing consummation of the merger unless PMSC implements a process, such as an auction, to obtain the highest price for PMSC , together with an award of costs and attorneys' fees.


     On April 27, 2000, the merger agreement was amended and restated to, among other things, provide that the name of the surviving corporation in the merger would be Mynd Corporation and change the nature of the financing to be provided by WCAS Capital Partners III.


     In April, 2000, a representative of Company A and a representative of a company which had contacted PMSC in February, 2000, each contacted a representative of PMSC indicating a possible interest in making a proposal to acquire PMSC. Neither of these companies made a proposal or requested any due diligence information.


     Based upon an analysis of the preliminary results for the quarter ended March 31, 2000, PMSC believed its final results for the quarter would result in a violation of the Leverage Ratio financial covenant of its amended credit and term loan agreements. However, on April 24, 2000, PMSC entered into an amendment waiving this covenant through December 30, 2000. The Leverage Ratio financial covenant required that the ratio of debt to consolidated adjusted cash flow be less than 5.5x through September 29, 2000, less than 3.5x from September 30, 2000 to December 31, 2000 and less than 2.5X thereafter. The amendment requires that quarterly consolidated adjusted cash flow less capital expenditures at least equal -$2 million for the quarter ended March 31, 2000, $15 million for the quarter ended June 30, 2000 and $30 million for the quarter ended September 30, 2000.


PMSC'S REASONS FOR THE MERGER


     THE PMSC BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT. In reaching its conclusion to approve the merger agreement and recommend that stockholders vote in favor of the merger agreement, the PMSC board considered a number of factors, including the following material factors:

     o Information regarding PMSC's business, financial condition, results of operations, business strategy and prospects, as well as the uncertainties associated with those prospects, particularly in light of :

          (1) the deterioration in PMSC's financial condition that occurred in the latter part of 1999,

          (2) the board's belief that PMSC's financial condition would likely deteriorate further if PMSC announced its 1999 results without the contemporaneous announcement of a merger agreement or significant financing transaction, and

          (3) the amended terms of PMSC's loan agreements, including an increasing interest rate, decreasing principle amount, the requirement that the banks be granted a security interest in PMSC's assets and that future credit availability is dependent upon PMSC achieving improvements in its operating performance.

     o The short-term adverse effects of the repositioning of PMSC's business model, the need for additional capital, the belief that PMSC needed a business partner with a strong capital base, long-term investment horizon and experience in the information services industry to provide the necessary capital and the belief that WCAS would be an appropriate long-term partner for PMSC. See "The Merger--Financing" for a description of the capital WCAS would provide, including additional capital for corporate purposes.

     o Presentations by CSFB to the board and the opinion of CSFB to the effect that, as of its date and based on and subject to the matters set forth therein, the aggregate consideration to be received in the merger by the holders of PMSC's common stock was fair, from a financial point of view, to such holders. CSFB's written opinion is attached as Appendix A and should be read carefully and in its entirety. See "Opinion of PMSC's Financial Advisor."

     o The election process contemplated by the merger agreement which will allow stockholders to retain between 7% to 25% of their PMSC shares and therefore afford them the opportunity to participate in any future growth and profits of PMSC. See "Terms of the Merger Agreement - Election Procedures."

     o The risks that the merger may not be completed, including the fact that the closing is conditioned on the receipt of financing and the absence of a material adverse change in PMSC's business, condition or prospects. See "Terms of the Merger Agreement - Conditions Precedent." The board noted that the financing for the merger was fully committed, but was subject to conditions typical of transactions of this type. See "The Merger--Financing."

     o The terms of the merger agreement, including PMSC's ability, subject to the board's fiduciary duties, to provide information to and negotiate with third parties and to terminate the merger agreement to accept a superior proposal upon the payment of a $19 million termination fee and up to $5 million of expense reimbursement, and the board's business judgment that these provisions would not significantly deter a more attractive offer from a bona fide bidder for PMSC. See "Terms of the Merger Agreement - No Solicitation; Notification of Proposals and Offers; Communications and Negotiations with Third Parties" and "Terms of the Merger Agreement - Termination Fees and Expenses."

     o    Current industry, economic and market conditions.

     o The interests of members of PMSC's management in the merger. See "The Merger -- Interests That Differ From Your Interests."

     In view of the variety of factors considered in connection with the evaluation of the proposed merger and the terms of the merger agreement, the PMSC board of directors did not deem it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusion. Individual directors may have given different weights to different factors.

OPINION OF PMSC'S FINANCIAL ADVISOR

     Credit Suisse First Boston acted as exclusive financial advisor to PMSC in connection with the merger. PMSC selected CSFB based on CSFB's experience, expertise and familiarity with PMSC and its business. CSFB is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     In connection with CSFB's engagement, PMSC requested that CSFB evaluate the fairness, from a financial point of view, to the holders of PMSC common stock, of the right to receive either $14.00 per share in cash or retain shares of PMSC common stock, subject to certain limitations and proration procedures as to which CSFB did not opine (this consideration, in the aggregate, is referred to as the "consideration"). On March 30, 2000, the date on which the merger agreement was executed, CSFB rendered to the PMSC board of directors a written opinion to the effect that, as of that date and based on and subject to the matters described in the opinion, the consideration was fair to the holders of PMSC common stock from a financial point of view.

     THE FULL TEXT OF CSFB'S WRITTEN OPINION TO THE PMSC BOARD OF DIRECTORS, WHICH SETS FORTH THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX A AND IS INCORPORATED BY REFERENCE IN ITS ENTIRETY INTO THIS PROXY STATEMENT/PROSPECTUS. HOLDERS OF PMSC COMMON STOCK ARE URGED TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY. CSFB'S OPINION IS ADDRESSED TO THE PMSC BOARD OF DIRECTORS AND RELATES ONLY TO THE FAIRNESS OF THE CONSIDERATION FROM A FINANCIAL POINT OF VIEW AS OF THE DATE OF THE OPINION. IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED MERGER OR ANY RELATED TRANSACTIONS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW THAT STOCKHOLDER SHOULD VOTE ON ANY MATTER RELATING TO THE MERGER OR A RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD ELECT TO RECEIVE CASH OR RETAIN THEIR SHARES. THE FOLLOWING IS A SUMMARY OF THE MATERIAL FINANCIAL ANALYSES PERFORMED BY CSFB IN CONNECTION WITH RENDERING ITS WRITTEN OPINION AND DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF SUCH OPINION.

     In arriving at its opinion, CSFB:

     o    reviewed the merger agreement,

     o reviewed certain publicly available business and financial information relating to PMSC,

     o reviewed certain other information, including financial forecasts and earnings estimates, that PMSC provided to or discussed with CSFB,

     o met with the management of PMSC to discuss the business and prospects of PMSC,

     o considered certain financial and stock market data of PMSC, and compared those data with similar data for other publicly held companies in businesses similar to PMSC,

     o considered the financial terms of other business combinations and other transactions that have recently been effected, and

     o considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that CSFB deemed relevant.

     In connection with its review, CSFB did not assume any responsibility for independent verification of any of the information provided to or otherwise reviewed by it and relied on that information being complete and accurate in all material respects. With respect to the financial forecasts and earnings estimates, including PMSC's capital structure following the merger, CSFB was advised, and assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of PMSC as to the future financial performance of PMSC.

     CSFB was not requested to, and did not, make an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of PMSC, and was not furnished with any evaluations or appraisals. CSFB's opinion was necessarily based on information available to it, and financial, economic, market and other conditions as they existed and could be evaluated, on the date of its opinion. CSFB did not express any opinion as to the prices at which the PMSC common stock will trade after the merger. In connection with its engagement, CSFB was not requested to, and did not, solicit indications of interest from other parties in acquiring all or any part of, or pursuing another business combination with, PMSC. Although CSFB evaluated the fairness of the consideration from a financial point of view, CSFB was not requested to, and did not, recommend the specific consideration payable in the merger, which consideration was determined in negotiations between PMSC and WCAS.

     In preparing its opinion to the PMSC board of directors, CSFB performed a variety of financial and comparative analyses, including those described below. The summary of CSFB's analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, CSFB made qualitative judgements as to the significance and relevance of each analysis and factor considered by it. Accordingly, CSFB believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion. In addition, CSFB may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions so that the range of the valuation resulting from any particular analyses described below should not be taken to be CSFB's view of the actual value of PMSC.

     In its analyses, CSFB considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of PMSC. No company, transaction or business used in CSFB's analyses as a comparison is identical to PMSC or the proposed merger, nor is an evaluation of the results of those analyses entirely mathematical; rather the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed.

     The estimates contained in CSFB's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, CSFB's analyses and estimates are inherently subject to substantial uncertainty.

     CSFB's opinion and financial analyses were among many factors considered by the PMSC board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the PMSC board of directors or management of PMSC with respect to the consideration or the proposed merger.

FINANCIAL ANALYSES PERFORMED BY CSFB

     The following is a summary of the material analyses underlying CSFB's opinion dated March 30, 2000 delivered to the PMSC board of directors in connection with the merger. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO UNDERSTAND FULLY CSFB'S FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA SET FORTH IN THE TABLES BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF CSFB'S FINANCIAL ANALYSES.

     Discounted Cash Flow Analyses. CSFB performed four separate discounted cash flow analyses on PMSC's business in order to estimate the present value of the unlevered after-tax free cash flows that the business could produce on a stand-alone basis from 2000 through 2004. The first, referred to as the Base Case, incorporates a status quo business model with revenues including large, one-time licensing fees. The second, referred to as Case 2, incorporates a transition towards an increased recurring revenue-based application service provider type business model. The third, referred to as Case 3, incorporates certain sensitivities to Case 2 that assume, among other things, sales growth and operating income margins lower than those which were used in Case 2. These three cases are based on projections provided by and discussions with the management of PMSC for 2000 to 2004. The fourth case, referred to as the Sensitivity Case incorporates certain sensitivities to Case 3 based on discussions with PMSC management that assumes sales growth and operating income margins lower than those which are used in Case 3. Case 2 and Case 3 are identical to Case 2 and Case 3 as described under the caption "Certain Supplemental Financial Analysis." The Base Case incorporates operating assumptions which differ slightly from those used to prepare the Base Case described in that section, but which do not result in material differences in projected operating performance over the relevant projection period. Each case described is only a portion of the overall analysis performed by CSFB, and CSFB expresses no judgment on the appropriateness or accuracy of the assumptions underlying each case.

     Ranges of terminal values for the discounted cash flow analyses were estimated using multiples of terminal year 2004 net income of 14.0x to 18.0x. CSFB then discounted the free cash flow streams and terminal values using discount rates ranging from 15.0% to 20.0% based on a weighted average cost of capital analysis and taking into account the incremental business execution risk based on discussions with PMSC management. In addition, for purposes of calculating per share values, the analysis assumes an issuance by PMSC of $75 million of common stock at $9.00 per share resulting in an increase in the number of shares outstanding by 8.3 million. The issuance of common stock was assumed necessary to provide funds to execute each of the business plans underlying Base Case, Case 2, Case 3 and the Sensitivity Case. The following chart shows the range of implied price per share of PMSC common stock.





                                         IMPLIED PRICE PER SHARE
                                     --------------------------------
       Base Case .................    $  12.25     --      $  20.50
       Case 2 ....................       16.75     --         28.50
       Case 3 ....................       12.00     --         21.00
       Sensitivity Case ..........        9.25     --         17.00


     Comparable Companies Analysis. CSFB compared financial and operating data of PMSC with corresponding data of the following selected companies in the information technologies industry:

     DST Systems, Inc.
     Fiserv, Inc.
     BISYS Group, Inc.
     Transaction Systems Architects Inc.
     HNC Software, Inc.
     Advent Software, Inc.
     Inspire Insurance Solutions, Inc.
     Equifax, Inc.
     SunGard Data Systems, Inc.
     Affiliated Computer Services, Inc.
     Electronic Data Systems Corp.
     Computer Sciences Corporation
     Automatic Data Processing, Inc.
     Ceridian Corporation
     First Data Corporation
     TenFold Corporation
     Concord EFS, Inc.

     CSFB reviewed the ratio of the current stock price to 2001 earnings per share as a multiple of the projected 5-year earnings per share growth rate of the selected companies. Additionally, CSFB reviewed enterprise values, calculated as fully diluted equity market value, plus total debt, preferred stock and minority interests, less cash, unconsolidated equity investments and cash equivalents, of the selected companies as multiples of estimated 2000 and 2001 revenues. CSFB also reviewed equity market values of the selected companies as multiples of estimated 2000 and 2001 net incomes. All multiples were based on closing prices on March 28, 2000. CSFB then applied a range of selected multiples derived from the selected companies to corresponding financial and operating data of PMSC. Estimated financial data for the selected companies were based on publicly available research analysts' estimates and estimated financial data for PMSC were based on the Base Case and an Adjusted Case, which incorporates certain sensitivities to the Base Case based upon discussions with PMSC management that assume, among other things, net income margins lower than those in the Base Case. This analysis indicated an implied share price of PMSC common stock ranging from $12.50 to $17.00 per share.

     Comparable Acquisitions Analysis. Using publicly available information, CSFB analyzed the purchase prices and implied transaction multiples paid or proposed to be paid in the following selected merger and acquisition transactions in the information technology industry:





                  ACQUIROR                                  TARGET
------------------------------------------- -------------------------------------
       EMC Corporation                      -- Softworks, Inc.
       Sterling Software, Inc.              -- Information Advantage, Inc.
       Compuware Corporation                -- Viasoft, Inc.
       Logica plc                           -- Team 121
       Cap Gemini S.A.                      -- Beechwood
       Sterling Software, Inc.              -- Interlink Computer Sciences, Inc.
       First Data Corporation               -- Paymentech, Inc.
       SunGard Data Systems, Inc.           -- FDP Corp.
       Metamor Worldwide, Inc.              -- SPR, Inc.
       Concord EFS, Inc.                    -- Electronic Payment Services
       Affiliated Computer Services, Inc.   -- BRC Holdings, Inc.
       Epicor Software Corporation          -- DataWorks Corporation
       CIBER, Inc.                          -- The Summit Group, Inc.
       Complete Business Solutions, Inc.    -- Claremont Technology Group, Inc.
       Computer Sciences Corporation        -- The Continuum Company, Inc.


     CSFB reviewed the premiums of the purchase price over the stock price both one day and thirty days prior to announcement of each of the selected transactions. CSFB then applied a range of selected premium derived from the selected transactions to the share price of PMSC both one day and thirty days prior to effecting the merger. In addition, CSFB reviewed transaction values, calculated as the amount paid in the transaction for the equity of the target company, plus total debt, preferred stock and minority interests, less cash, unconsolidated equity investments and cash equivalents, of the selected transactions as multiples of the latest twelve-month revenues and earnings before interest and taxes, commonly known as EBIT. CSFB also reviewed the amount paid for the equity of the target company of the selected transactions as multiples of the latest twelve-month net income. CSFB then applied a range of selected multiples derived from the selected transactions to the estimated 1999 revenues, EBIT and net income of PMSC. All multiples for the selected transactions were based on financial information available at the time of the announcement of the relevant transaction, and financial data for PMSC were based on PMSC management's estimates of the fiscal year 1999 results excluding the impact of initial license charges which did not arise from new business, such as those that arose from right to use licenses or contract termination fees.

     This analysis indicated an implied share price of PMSC common stock ranging from $12.00 to $18.00 per share.

     Discounted Cash Flow Analysis of the Remaining Public Equity. CSFB performed four separate discounted cash flow analyses on PMSC's business in order to imply a valuation of the publicly outstanding shares after the merger taking into account the assumed capitalization of PMSC following consummation of the merger. The operating projections for the four analyses performed were the same as the Base Case, Case 2, Case 3 and the Sensitivity Case discussed above under "Discounted Cash Flow Analyses."

     Ranges of terminal values for the discounted cash flow analyses were estimated using multiples of terminal year net income of 14.0x to 18.0x. CSFB then discounted to present value the free cash flow streams and terminal values using a discount rate of 20.0% based on an estimate of the approximate cost of capital for the company following consummation of the merger and taking into account the incremental business execution risk based on discussions with PMSC management. The following chart shows the range of implied share prices for the publicly outstanding PMSC common stock after the effects of the merger.





                                       IMPLIED PRICE PER SHARE
                                    -----------------------------
       Base Case .................   $  9.75    --     $  13.50
       Case 2 ....................     14.75    --        20.50
       Case 3 ....................      9.25    --        13.75
       Sensitivity Case ..........      6.50    --        10.25
       Reference Range ...........     10.00    --        17.00


     Based on the foregoing, CSFB determined that an implied share price for the publicly outstanding PMSC common stock after the effects of the merger ranged from $10.00 to $17.00 per share.


MISCELLANEOUS

     PMSC has agreed to pay CSFB a fee for its financial advisory services in connection with the merger equal to 1.25% of the aggregate consideration, defined as the product of the consideration received per share of PMSC's common stock and the number of PMSC's common shares outstanding on a fully diluted basis, plus the value of any debt and preferred stock remaining on PMSC's financial statements at closing and any other form of consideration (including the value of obligations assumed) directly or indirectly received by PMSC or the holders of PMSC's common stock in the merger. A significant portion of these fees is contingent upon consummation of the merger. PMSC has also agreed to reimburse CSFB for all out-of-pocket expenses incurred by CSFB in performing its services, including the fees and expenses for legal counsel and any other advisor retained by CSFB, and to indemnify CSFB and related persons and entities against liabilities, including liabilities under the federal securities laws, arising out of CSFB's engagement.

     CSFB and its affiliates have in the past performed investment banking services for PMSC and have received customary fees for these services. CSFB has also performed investment banking services for WCAS and certain of its affiliates, and has received customary fees for these services. CSFB and its affiliates own a minority interest of less than one half of one percent in WCAS
VIII. In the ordinary course of business, CSFB and its affiliates may actively trade the debt and equity securities of PMSC for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in those securities.


MERGER CONSIDERATION


CONVERSION OF SHARES INTO CASH/RETENTION OF SHARES

     Subject to the requirement that between 75% and 93% of the outstanding shares of PMSC common stock are converted to cash in the merger, your shares of PMSC common stock will, at your election, either be converted in the merger into the right to receive $14.00 per share in cash, without interest, or be retained by you. After the merger, the stockholders of PMSC immediately prior to the merger will own between approximately 7% and 25% of the outstanding shares PMSC common stock depending on the election decisions of PMSC stockholders.

     At the effective time of the merger, all outstanding shares of Politic Acquisition common stock will be converted on a one-for-one basis into shares of PMSC common stock. After the merger, WCAS and its co-investors will own between approximately 75% and 93% of the outstanding shares of PMSC common stock depending on the number of shares that existing PMSC stockholders elect to retain.


ELECTION TO RETAIN SHARES

     Subject to the requirement that between 75% and 93% of outstanding shares of PMSC common stock are converted into cash in the merger:

     o    you have the right to make an  unconditional  election  on or prior to
                      , 2000 to either retain your PMSC common shares, in which case your shares will remain outstanding, or, receive $14.00 per share in cash,

     o you may elect to retain only some of your shares of PMSC common stock, in which case, the remainder of your shares of PMSC common stock will be converted into the right to receive $14.00 per share in cash, and

     o if you do not make a timely and proper election to retain shares, you will be deemed to have elected to receive cash for all of your shares.


PRORATION

     The aggregate number of shares of PMSC common stock to be retained cannot exceed 25% and cannot be less than 7% of the outstanding shares of PMSC common stock immediately prior to the merger. As a result, even if you do not elect to retain any of your shares, you may, depending on the election decisions of other PMSC stockholders, retain some shares of PMSC common stock after the merger. Conversely, if you elect to retain shares, you may, depending on the election decisions of other PMSC stockholders, retain fewer shares and receive more cash than you elected.

     If PMSC stockholders elect to retain an aggregate number of shares of PMSC common stock in excess of 25% of the number of outstanding shares of PMSC common stock immediately prior to the merger, then:

     o a non-cash proration factor will be determined by dividing the maximum number of shares that may be retained by all stockholders by the total number of shares that stockholders elected to retain,

     o subject to a requirement that cash be paid instead of issuing fractional shares, the number of shares that may be retained by each stockholder seeking to retain shares will be determined by multiplying the non-cash proration factor by the total number of shares that the stockholder had elected to retain, and

     o once the non-cash proration factor is applied to reduce the number of shares of PMSC common stock to be retained by stockholders making a retention election, all remaining shares held by the electing stockholders will be converted into cash.

     If PMSC stockholders elect to retain an aggregate number of shares of PMSC common stock that is less than 7% of the number of outstanding shares of PMSC common stock immediately prior to the effective time of the merger, then:

     o all shares that PMSC stockholders elect to retain shall remain outstanding, and

     o additional shares of PMSC common stock that stockholders did not elect to retain shall also remain outstanding in the following manner:

          (1)  a cash proration factor will be determined by dividing

               (x) the difference between the minimum number of shares that must be retained by all stockholders and the total number of shares that stockholders actually elected to retain by

               (y) the total number of outstanding shares of PMSC common stock other than:

                    o shares held by PMSC, any subsidiary of PMSC, Politic Acquisition or any subsidiary or affiliate of Politic Acquisition, and

                    o    shares that stockholders have elected to retain,

          (2) with respect to each outstanding share of PMSC common stock other than:

               (x) shares held by PMSC, any subsidiary of PMSC, Politic Acquisition or any subsidiary or affiliate of Politic Acquisition, and

               (y) shares that stockholders have elected to retain, each share will be converted into the right to retain a fraction of one share equal to the cash proration factor and receive an amount of cash equal to the product of (A) $14.00 and (B)
                    1.0 less the cash proration factor.

     If the merger is completed, you will not necessarily receive the type of consideration that you elect for all your shares and, depending on your particular circumstances, a portion of the cash payments received by you could be treated as dividends rather than capital gains (or recovery of basis) or vice versa. See "The Merger -- Material Federal Income Tax Consequences" for a more detailed discussion of the tax consequences of receiving cash.


EXAMPLES OF PRORATION

     As illustrated by the following examples, with respect to the type of merger consideration to be received by them, the holders of shares of PMSC common stock may experience a range of possible outcomes based upon the actions taken by the other PMSC stockholders. This is true whether or not such holders elect to retain any shares of PMSC common stock.

     The following examples assume that the number of outstanding shares of PMSC common stock at the effective time of the merger is the same as the number of outstanding shares on March 30, 2000, the date that the merger agreement was signed. On that day there were 35,586,100 shares of PMSC common stock outstanding. The following examples also assume that none of PMSC, the subsidiaries of PMSC, Politic Acquisition nor any subsidiaries or affiliates of Politic Acquisition hold any shares of PMSC common stock at the effective time of the merger. None of such entities owned any shares of PMSC common stock on the date of this proxy statement/prospectus.

     Based on these assumptions, a stockholder owning 1,000 shares of PMSC common stock and electing to retain all 1,000 shares will retain between 250 and 1,000 shares, depending on the actions of the other PMSC stockholders and receive $14.00 per share in cash for each other share. A stockholder holding 1,000 shares of PMSC common stock who elects to have all of its shares to be converted into cash will receive $14.00 per share for between 930 and 1,000 shares and will retain each other share, depending on the actions of other stockholders.

     Example One.   Holder A owns 1,000 shares of PMSC common stock and does not elect to retain any of its shares.

          1. If holders of shares of PMSC common stock, including Holder A, elect to retain an aggregate number of shares that is equal to or greater than 2,491,027 shares (7% of 35,586,100 shares), then all 1,000 shares owned by Holder A will be converted into the right to receive an aggregate $14,000 in cash (1,000 shares at $14.00 per share). In this situation, Holder A will receive all cash merger consideration because other holders of PMSC common stock will have satisfied the 7% minimum retention requirement.

          2. If holders of shares of PMSC common stock, including Holder A, elect to retain an aggregate number of shares that is less than 2,491,027 shares, then Holder A will not receive cash for all of its 1,000 shares and will be required to retain some shares. In order to satisfy the 7% minimum retention requirement, each holder of PMSC common shares who did not elect to retain all of its shares will in fact retain a small number of its non-electing shares. For example, if the holders of PMSC common stock elect to retain only 1,000,000 shares, Holder A will receive an aggregate $13,398 (957 shares at $14.00 per share) in cash and retain 43 shares of PMSC common stock. In the case of maximum proration, in which no holder of PMSC common shares elects to retain shares, Holder A will receive an aggregate $13,020 (930 shares at $14.00 per share) in cash and retain 70 shares of PMSC common stock.

     Example Two.  Holder B owns 1,000 shares of PMSC common stock and elects to retain all 1,000 shares.

          1. If holders of shares of PMSC common stock, including Holder B, elect to retain an aggregate number of shares that is less than or equal to 8,896,525 shares (25% of 35,586,100 shares), then Holder B will retain all 1,000 shares. In this situation all shares of PMSC common stock that holders elect to retain will be retained by such holders. In this situation, Holder B will retain all 1,000 shares because its 1,000 shares, together with all other shares subject to retention elections by other holders of PMSC common stock, will not exceed the 25% retention limitation.


          2. If holders of shares of PMSC common stock, including Holder B, elect to retain more than 8,896,525 shares in the aggregate, then Holder B will not retain all 1,000 shares that it elected to retain and will receive some cash in the merger in order to satisfy the 25% retention limitation. For example, if holders of PMSC common stock elect to retain, in the aggregate, shares equal to 30% of the PMSC common stock outstanding immediately prior to the merger (10,675,830 shares), then each electing holder of PMSC common shares, including Holder B, would be able to retain only 83.3% of the shares it had sought to retain in order to reduce the number of retain shares to 25% of the number of outstanding shares immediately prior to the merger (8,896,525 shares). Therefore, Holder B would retain 833 shares and would receive an aggregate $2,338 in cash (167 shares at $14.00 per share). If holders of PMSC common shares elect to retain an aggregate number of shares equal to more than 30% of the number of shares of PMSC common stock outstanding immediately prior to the merger, Holder B and each other holder electing to retain shares would retain proportionately fewer shares then in this example but would receive a commensurately greater amount of cash. The minimum number of shares that Holder B would retain is 750, assuming all holders elect to retain 100% of their shares.

     Example Three.   Holder C owns 1,000 shares of PMSC common stock and elects to retain some but not all of its shares (This example assumes an election to retain 500 shares and to convert
                      500 shares into the right to receive cash).

          1. If holders of shares of PMSC common stock, including Holder C, elect to retain an aggregate number of shares that is equal to or greater than 2,491,027 (7% of 35,586,100 shares) or equal to or less than 8,896,525
     (25% of 35,586,100 shares) shares, then Holder C will retain 500 shares and receive $7,000 (500 shares at $14.00 per share) as both the 7% retention minimum requirement and 25% retention limitation will have been satisfied.

          2. If holders of shares of PMSC common stock, including Holder C elect to retain an aggregate number of shares that is less than 2,491,027 shares, then Holder C will not receive cash for all 500 of its non-electing shares and will be required to retain some shares of common stock in addition to the 500 it elected to retain. In order to satisfy the 7% minimum retention requirement, each holder of PMSC common shares who did not elect to retain all of its shares will in fact retain a small number of its non-electing shares. For example, if the holders of PMSC common stock, including Holder C, elect to retain only 1,000,000 shares, Holder C will receive an aggregate $6,706 (479 shares at $14.00 per share) in cash and retain 521 shares of PMSC common stock. In the case of maximum proration, in which no holder of PMSC common shares elects to retain shares, Holder C will receive an aggregate $6,510 (465 shares at $14.00 per share) in cash and retain 535 shares of PMSC common stock.

          3. If holders of shares of PMSC common stock, including Holder C, elect to retain more than 8,896,525 shares in the aggregate, then Holder C will not retain all 500 shares that it elected to retain and will receive some cash in the merger with respect to the shares it elected to retain in order to satisfy the 25% retention limitation. For example, if holders of PMSC common stock elect to retain, in the aggregate, shares equal to 30% of the PMSC common stock outstanding immediately prior to the merger (10,675,830 shares), then each electing holder of PMSC common shares, including Holder C, would be able to retain only 83.3% of the shares it had sought to retain in order to reduce the number of retained shares to 25% of the number of outstanding shares immediately prior to the merger (8,896,525 shares). Therefore, Holder C would retain 416 shares and receive an aggregate $8,176 in cash (584 shares at $14.00 per share). If holders of PMSC common shares elect to retain an aggregate number of shares equal to more than 30% of the number of shares of PMSC common stock outstanding immediately prior to the merger, Holder C and each other holder electing to retain some or all of its shares would retain proportionately fewer shares then in this example but would receive a commensurately greater amount of cash. The minimum number of shares that Holder C would retain is 125, assuming all other holders elect to retain 100% of their shares.


ELECTION PROCEDURES

     If you wish to retain some or all of your shares of PMSC common stock after the merger:

     o properly complete, date and sign the form of retention election accompanying this proxy statement/prospectus,

     o return the completed, dated and signed form of retention election to American Stock Transfer & Trust Company, the exchange agent for the merger at one of the addresses listed on the form of retention election, and

     o include with the completed and signed form of retention election either:

          (1) all certificates representing PMSC common stock that you wish to retain, each duly endorsed in blank, or

          (2) an appropriate form of guaranteed delivery, as described in the form of retention election. Guaranteed delivery will only be accepted from a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States and only so long as such certificates are in fact delivered to the exchange agent by the third business day after the deadline for making a retention election.

     The exchange agent must receive your completed, dated and signed form of retention election and all such share certificates or appropriate guaranteed delivery on or prior to 5:00 p.m., New York City time, on , 2000. This deadline for electing to retain shares will be extended to the business day prior to the likely closing date of the merger if PMSC and Politic Acquisition reasonably determine that the closing of the merger is not likely to occur on
     , 2000. If your form of retention election is not timely received, you will be deemed to have elected to receive only cash in the merger.

     In the merger agreement, PMSC has agreed to use commercially reasonable efforts to make a copy of this proxy statement/prospectus and the accompanying form of retention election available to all persons who become holders of
shares of PMSC common stock during the period  between              ,  2000, the
record date for the special meeting, and the deadline for making an election to retain shares.

     Once submitted, you may revoke a form of retention election by submitting a written notice of revocation to the exchange agent but only so long as the notice of revocation is received by the exchange agent prior to the deadline for making an election to retain shares. If your shares are held through a broker, only the broker can revoke or change an election on your behalf. A retention election may be changed by completing a later-dated form of retention election, indicating that the later-dated form supercedes all earlier retention election forms, and submitting the later-dated form to the exchange agent prior to the deadline for submitting a retention election.

     The determination of the exchange agent of whether or not an election to retain shares has been properly made or revoked and an election or revocation was received by it shall be binding on all holders of shares of PMSC common stock. If the exchange agent determines that any election was not properly made with respect to shares of PMSC common stock, such shares shall be treated by the exchange agent as shares as to which no election was made, and, subject to the effects of proration, such shares shall be exchanged in the merger for cash. The exchange agent shall also make all computations required by the proration provisions of the merger agreement, and any such computation shall be conclusive and binding on the holders of shares of PMSC common stock. The exchange agent may, with the mutual agreement of Politic Acquisition and PMSC, make additional rules for the implementation of the elections provided by the merger agreement to the extent the additional rules are necessary or desirable fully to effect such elections and consistent with the merger agreement.


SURRENDER AND EXCHANGE OF STOCK CERTIFICATES

     When the merger is consummated, PMSC will deposit with the exchange agent an amount of cash equal to the total amount of cash to be paid to all PMSC stockholders in connection with the merger. Such amount will include the full amount of equity financing provided to Politic Acquisition.

     Promptly after the merger, the exchange agent will send to each PMSC stockholder a letter of transmittal containing instructions for exchanging PMSC stock certificates for cash and, if applicable, certificates representing retained shares. After the merger, each PMSC stockholder receiving cash will, upon surrender to the exchange agent of its PMSC stock certificates and acceptance of the certificates by the exchange agent, be entitled to the amount of cash into which its PMSC common stock has been converted in the merger or which is payable for fractional shares and stock certificates representing the number of full shares of PMSC common stock, if any, to be retained by the stockholder. No interest will be paid or accrue on any cash payable to any PMSC stockholder. The exchange agent will send all cash payments and stock certificates representing retained shares as promptly as practicable.

     Any cash that is payable to PMSC stockholders in the merger which remains undistributed for more than 183 days after the merger will be delivered to PMSC. After that time, any stockholder who has failed to exchange its PMSC certificates for cash only can look to PMSC, and only as one of its general creditors, for payment of that cash.

     If you do not have your PMSC common stock certificate, you may make an affidavit of that fact. In addition, PMSC may require that you post a bond in a reasonable amount determined by PMSC with respect to the missing stock certificate. Upon receipt of the affidavit and any required bond, the exchange agent will issue to you stock certificates representing shares that you will retain after the merger as well as any cash merger consideration payable to you.


NO FRACTIONAL SHARES

     PMSC will not issue stock certificates representing fractional shares of common stock. If, as a result of the merger, you would otherwise be entitled to retain a fraction of a share, after taking into account all shares retained by you in the merger, you will instead receive a cash payment equal to the corresponding fraction of $14.00. Such payment will be made as soon as practicable after the merger is completed.


INTERESTS THAT DIFFER FROM YOUR INTERESTS

     The executive officers of PMSC and the members of the PMSC board of directors may have interests in the merger that are different from, or in addition to, the interests of stockholders generally. Five executive officers, including G. Larry Wilson, who is also a director, have employment agreements and they, as well as the nonemployee directors, would become entitled to increased benefits under PMSC's benefit plans as a result of the merger. All of these additional interests, to the extent material, are described below.

     Employment Agreements. Five executive officers, David Bailey, Michael W. Risley, G. Larry Wilson, Timothy V. Williams and Stephen G. Morrison, have employment agreements with PMSC. Mr. Wilson is also a director of PMSC. The employment agreements provide that after a change in control of PMSC (including the merger):


     o    the term of each employment agreement will be extended one year,


     o each officer's base salary will be 150% of the base salary in effect prior to the change in control,


     o the amount of the annual incentive cash bonus the officer will be eligible to receive will be increased to 150% of the amount he was eligible to receive prior to the change in control,


     o if an officer is terminated by PMSC without cause or the officer resigns for good reason (including removal of the officer from his position, a substantive reduction of his duties, responsibilities or authority or his annual bonus not equaling at least the percent of base salary as the average of the bonus paid in the three most recent calendar years) following a change in control, he will receive his base salary for the remaining term of the agreement plus 150% of the highest annual bonus paid to him during the previous two years, and


     o the officers will be eligible for a parachute tax gross-up payment to make them whole against any excise tax imposed by section 4999 of the Internal Revenue Code.


     Politic Acquisition has entered into letter agreements with four of these executive officers, David T. Bailey, Michael W. Risley, G. Larry Wilson and Timothy V. Williams, which amend their employment agreements, effective as of the merger, as follows:


     o the merger will not constitute a change in control under their employment agreements, unless they are terminated by PMSC other than for cause in the twelve months following the merger, and accordingly, base salaries will not be increased to 150% as a result of the merger,


     o fiscal 2000 incentives will remain the same and incentives for later years will be as determined by the board of directors and the management of PMSC,


     o    PMSC will use  commercially  good faith to negotiate with the officers
          for  mutually   satisfactory   employment   agreements  prior  to  the
          expiration of their present agreements,


     o upon the merger, the officers will be granted stock options (100,000 for Mr. Williams, 150,000 for Mr. Bailey, 300,000 for Mr. Wilson and 200,000 for Mr. Risley) at an exercise price of $14 that will vest over 5 years, and


     o upon the merger, the officers will be offered an opportunity to purchase up to a total of approximately 5% of the shares of PMSC after the merger at a price of $14 per share.


     Severance Plan. Two executive officers, Michael Gantt and Harald Karlsen, are covered under the PMSC Change in Control Severance Pay Plan for Select Employees which provides that if a covered officer is terminated by PMSC without cause or resigns for good reason within two years following a change in control of PMSC, the officer will be eligible to receive a payment equal to three times the sum of:


     o    his base salary for one year, and


     o the greater of his target bonus for the year of termination or the year immediately prior to the change in control.


In addition, the covered employee will continue to be covered under PMSC's welfare benefit plans for three years following termination, all stock option and other equity rights held by the covered employee will vest upon such termination, and the covered employee will be eligible for a parachute tax gross-up to make him whole against any excise tax imposed by Section 4999 of the Internal Revenue Code.

     Equity Rights. In accordance with the terms of PMSC's 1999 stock option plan and some of the option agreements under PMSC's 1989 stock option plan, outstanding options for some of PMSC's executive officers and directors shall become fully vested and exercisable upon the merger. A total of 700,875 of these options, with an average exercise price of in excess of $17.50, will vest upon the merger, and 365,000 of these options, with an average exercise price of $11.19, granted on April 3, 2000 (pursuant to a February 8, 2000 board resolution), will vest upon the merger. In addition, restricted stock granted to executive officers and directors under the PMSC Restricted Stock Ownership Plan will become vested upon the merger. A total of 23,798 shares of restricted stock held by directors and executive officers will vest upon the merger. 16,350 stock appreciation rights held by Harald Karlson, each with an exercise price in excess of $17.50 per share, shall become fully vested and exercisable upon the merger.

     Indemnification; Directors and Officers Insurance. The merger agreement provides that the articles of incorporation and by-laws of PMSC following the merger shall contain the provisions with respect to indemnification set forth in PMSC's articles of incorporation and by-laws as in effect on March 30, 2000, which provisions shall not be amended for a period of six years in any manner that would adversely affect the rights of the indemnified parties. The merger agreement also provides that for six years after the merger, PMSC will maintain its liability insurance for officers and directors who are covered under such insurance as of March 30, 2000, on terms no less favorable than the terms of such coverage on March 30, 2000. However, PMSC shall not be required to expend more than 200% of the current annual premiums for such insurance and, in the event such premium exceeds 200% of the current premium, PMSC shall obtain the policy with the greatest coverage available for a cost not exceeding such amount. All the directors of PMSC are parties to an indemnification agreement with PMSC which obligates PMSC to indemnify them to the full extent allowed by law.

     Directors and Officers of PMSC After the Merger. The merger agreement provides that the officers of PMSC before the merger will continue as the officers of PMSC after the merger. The merger agreement provides that the directors of Politic Acquisition will become the directors of PMSC at the time of the merger. G. Larry Wilson, Alfred R. Berkeley III, Donald W. Feddersen and John M. Palms, each a current director of PMSC, have agreed to join the Politic Acquisition board immediately prior to the merger, and therefore, continue as PMSC directors after the merger. See "Management of PMSC After the Merger." The other members of the PMSC board will become directors of Policy Management Corporation, a subsidiary of PMSC, after the merger.


MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following are the material United States federal income tax consequences applicable to stockholders of PMSC who retain PMSC common stock and/or receive cash in exchange for all or a portion of their shares of PMSC common stock in the merger. The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, judicial decisions and current administrative pronouncements, all as in effect on the date of this proxy statement/prospectus and which are subject to change at any time, potentially with retroactive effect. This discussion deals only with stockholders who hold shares of PMSC common stock as capital assets. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular stockholders in light of their personal circumstances, to stockholders subject to special treatment under the U.S. federal income tax laws (including financial institutions, broker-dealers, insurance companies, tax-exempt organizations, foreign persons, persons acquiring or holding or selling PMSC common stock as part of a hedge or straddle or similar strategy, persons subject to the "wash sale" rules of the Code and persons acquiring shares of PMSC common stock pursuant to the exercise of employee stock options or otherwise as compensation) or to stockholders that invest in Politic Acquisition. No ruling from the IRS has been or will be applied for with respect to any U.S. federal income tax consequences of the merger and, accordingly, there can be no assurance that the IRS will agree with the conclusions stated herein. In addition, the discussion does not address any state, local or foreign tax consequences of any aspect of the merger.

     Although the discussion sets forth the material U.S. federal income tax considerations generally applicable to stockholders of PMSC as a consequence of their receipt of cash and/or retention of

PMSC common stock in the merger, this discussion does not address every U.S. federal income tax concern that may be applicable to a particular holder of PMSC common stock in light of the holder's particular circumstances. All holders are urged to consult their tax advisers as to the particular tax consequences, including tax reporting requirements, to them of the merger.

U.S. Federal Income Tax Treatment of Stockholders Receiving Cash

     For U.S. federal income tax purposes, Politic Acquisition should be disregarded as a transitory entity and the merger of Politic Acquisition with and into PMSC and the receipt by stockholders of cash in the merger for all or a portion of their PMSC common stock should be treated as consisting of two transactions:

          (1)  a sale for cash of a portion of each  stockholder's  PMSC  common
               stock  to  WCAS  VIII,  WCAS  Capital   Partners  III  and  their
               co-investors (the "deemed sale"), and

          (2) a sale for cash of a portion of each stockholder's PMSC common stock to PMSC (the "company exchange").

It is unclear how the total cash proceeds received by each stockholder should be allocated between the deemed sale and the company exchange. It is also unclear how each stockholder's basis in its PMSC common stock prior to the merger should be allocated among shares, if any, retained, shares sold in the deemed sale and shares sold in the company exchange. PMSC intends to take the position that the portion of the cash consideration received by a stockholder in the deemed sale will be a percentage of total cash consideration received in the merger equal to:

     o the amount contributed to Politic Acquisition by WCAS VIII, WCAS Capital Partners III and their co-investors in exchange for Politic Acquisition stock (or otherwise) divided by

     o    the aggregate amount of cash paid to all stockholders in the merger.

PMSC intends to take the position that the remainder of the cash consideration received by the stockholder will be treated as received from PMSC in the company exchange.

     If PMSC's position is sustained, the vast majority (approximately 98%) of cash consideration received by each stockholder will be treated as being received in the deemed sale rather than in the company exchange. As described below, to the extent cash proceeds are treated as being received in the deemed sale, realized losses will be recognized and realized gains will be capital gains (rather than dividends).

     The IRS could, however, take a different approach with respect to determining the allocation of proceeds between the deemed sale and the company exchange which approach, if sustained, could result in a stockholder being treated as receiving a lesser amount of cash (or no cash) in the deemed sale and, correspondingly, a greater amount of cash (or all of the cash) in the company exchange.


     U.S. Federal Income Tax Consequences to Stockholders on the Deemed Sale


     To the extent that a stockholder is considered to have sold PMSC common stock to WCAS VIII, WCAS Capital Partners III and their co-investors in the deemed sale, the stockholder will recognize either capital gain or loss equal to the difference between the cash proceeds received by the stockholder that are allocable to the deemed sale and the stockholder's adjusted tax basis in the PMSC common stock deemed to be sold to WCAS VIII, WCAS Capital Partners III and their co-investors. The gain or loss will be long-term capital gain or loss if the PMSC common stock was held by the stockholder for more than one year.


     U.S.  Federal  Income  Tax  Consequences  to  Stockholders  in  the Company
     Exchange


     A stockholder that does not own any PMSC common stock after the merger will be treated as having received the cash allocable to the company exchange in a redemption by PMSC of the stockholder's PMSC common stock. For a discussion of the U.S. federal income tax consequences of redemption treatment, see "-- Redemption" below.

     It is unclear whether the cash paid by PMSC to stockholders who also retain PMSC common stock will be treated, to the extent allocable to the company exchange, as part of a transaction treated as a recapitalization for tax purposes or as paid in redemption of a portion of their PMSC common stock. PMSC intends to take the position that the cash received in the company exchange should be treated as part of a recapitalization for tax purposes. It is possible, however, that all or a portion of the cash received could be treated as having been received in a redemption. The difference between redemption and recapitalization treatment is described below.

          Recapitalization

     If the cash allocable to the company exchange is treated as received in a recapitalization for U.S. federal income tax purposes, a stockholder that retains PMSC common stock and receives cash in the company exchange will be treated for U.S. federal income tax purposes as having transferred the stockholder's shares of PMSC common stock not treated as being sold in the deemed sale to PMSC in exchange for new shares of PMSC common stock and cash. The stockholder will realize gain or loss in the exchange equal to the difference between the stockholder's adjusted tax basis in his or her PMSC common stock that is treated as being exchanged and the sum of the fair market value of the PMSC common stock retained and the cash treated as received from PMSC. If the stockholder realizes a loss, the stockholder will not be permitted to recognize, or deduct, the loss. If the stockholder realizes gain, the stockholder will recognize such gain to the extent of the lesser of the gain realized and the cash treated as received from PMSC. The determination of gain recognized, or loss not recognized, is made on a block by block basis. That is, each share of PMSC common stock or block of shares acquired at the same price and at the same time (and which is not treated as having been sold in the deemed sale) will be treated as exchanged for a pro rata portion of the retained shares and the cash treated as being received from PMSC.

     Any gain recognized will be capital gain provided that the receipt of cash:

     o    is "substantially disproportionate" for the stockholder,

     o results in a "complete termination" of the stockholder's equity interest in PMSC, or

     o    is "not essentially equivalent to a dividend" for the stockholder.

     In determining whether any of these tests (the "sale tests") is satisfied, a stockholder must take into account not only the PMSC common stock the stockholder actually owns, but also any PMSC common stock the stockholder is deemed to own under applicable constructive ownership rules. Pursuant to these constructive ownership rules, a stockholder is generally deemed to constructively own any PMSC common stock that is owned (actually or, in certain cases, constructively) by related individuals or entities and any PMSC common stock that the stockholder has the right to acquire by exercise of an option or by conversion or exchange of a security. Stockholders who are holders of PMSC stock options and whose PMSC stock options are treated as converted into equivalent options to purchase new shares of PMSC common stock in lieu of receiving option cancellation payments, or stockholders who are otherwise issued options to purchase shares of PMSC common stock, generally will be treated as constructively owning the shares of PMSC common stock that are issuable upon the exercise of such options.

     The "substantially disproportionate" test generally will be satisfied with respect to a stockholder if the percentage of the outstanding PMSC common stock actually and constructively owned by such stockholder immediately following the merger is less than 80% of the percentage of the outstanding PMSC common stock actually and constructively owned by the stockholder immediately prior to the merger.


     The "complete termination" test generally will be satisfied with respect to a stockholder if, after the merger, the stockholder does not (actually or constructively) own any PMSC common stock. For purposes of determining whether a stockholder's interest in PMSC has been completely terminated, a stockholder may be eligible to waive the application of specified constructive ownership rules.


     Whether the receipt of cash by a stockholder will be considered "not essentially equivalent to a dividend" with respect to a stockholder will depend upon such stockholder's facts and circumstances. The "not essentially equivalent to a dividend" test generally will be satisfied with respect to a stockholder if there is a "meaningful reduction" in such stockholder's proportionate interest in PMSC. In some circumstances, even a small reduction in a stockholder's proportionate equity interest may satisfy this test. For example, the IRS has indicated in a published ruling in the context of a publicly held corporation that a 3.3% reduction in the proportionate equity interest of a small (substantially less than 1%) stockholder who exercises no control over corporate affairs constitutes such a "meaningful reduction."

     A stockholder may not be able to satisfy any of the sale tests because of, among other things, contemporaneous acquisitions of PMSC common stock by such stockholder or by a related party whose PMSC common stock would be attributed to such stockholder under the Code, because of the deemed conversion of PMSC stock options into equivalent options to purchase new shares of PMSC common stock, or because of the issuance to such stockholder or a related party of options to purchase PMSC common stock. Also, in assessing whether any of the sale tests described above is satisfied, stockholders should consider the fact that after the merger the aggregate number of outstanding shares of PMSC common stock will be less than the aggregate number of outstanding shares prior to the merger. As a result, if a stockholder elects to retain (or as a result of proration retains) a portion of its PMSC common stock, the stockholders' percentage interest in the stock of PMSC may not be reduced even if the stockholder receives cash for a portion of its PMSC common stock and therefore owns fewer shares after the merger than before the merger. If no reduction in a stockholder's percentage interest occurs then none of the sale tests will be satisfied.

     Given the fact-specific nature of the sale tests, stockholders are urged to consult their tax advisers as to the application of these tests in their particular circumstances, including the impact, if any, of proration, contemporaneous acquisitions of PMSC common stock, deemed conversion of PMSC stock options or issuance of options to purchase shares of PMSC common stock.

     If any of the sale tests is met, any gain generally will be long-term capital gain if the PMSC common stock has been held by the stockholder for more than one year. If none of the tests is satisfied, the gain would be treated as the distribution of a dividend, and generally subject to tax as ordinary income, to the extent of the stockholder's ratable share of PMSC's undistributed earnings and profits and then as capital gain.

     In the case of a stockholder that is a corporation, the amount of any recognized gain treated as a dividend may be eligible for the 70%
dividends-received deduction. The dividends-received deduction is subject to specified limitations, may not be available if, for example, the corporate stockholder does not satisfy specified holding period requirements with respect to the PMSC common stock, and may be reduced or eliminated if the PMSC common stock is treated as "debt-financed portfolio stock." Additionally, if a dividends-received deduction is available, a dividend may be treated as an "extraordinary dividend," in which case a corporate stockholder's adjusted tax basis in the PMSC common stock would be reduced, but not below zero, by the amount of the non-taxed portion of such dividend. In such case, any amount of the non-taxed portion of the dividend in excess of the corporate stockholder's adjusted tax basis in the PMSC common stock generally will be treated as gain from the sale or exchange of the PMSC common stock for the taxable year in which the extraordinary dividend is received. Corporate stockholders are urged to consult their own tax advisers as to the availability of the dividends-received deduction, the application of the debt-financed portfolio stock rules and the effect of the "extraordinary dividend" rules on the adjusted tax basis of their PMSC common stock.

     Subject to the discussion of the "extraordinary dividend" rules in the preceding paragraph, each stockholder's aggregate adjusted tax basis in the PMSC common stock retained will be equal to the stockholder's aggregate adjusted tax basis in all of its PMSC common stock immediately prior to the merger (less the aggregate adjusted tax basis in shares treated as being sold in the deemed sale), less cash received in the company exchange plus gain recognized in the company exchange.

          Redemption

     If the cash allocable to the company exchange is treated as received in a redemption, a stockholder will recognize capital gain or loss equal to the difference between the cash treated as received from PMSC in the company exchange and the adjusted tax basis of the shares treated as redeemed in the company exchange, provided that the stockholder satisfies any of the sale tests described under "-- Recapitalization" above. If any of those sale tests is met by a PMSC stockholder, the gain generally will be long-term capital gain if the PMSC common stock treated as redeemed in the company exchange has been held by the stockholder for more than one year.

     If none of the sale tests is satisfied by a particular stockholder, no loss would be recognized, or would be deductible, by that stockholder, and the entire amount of cash received by the stockholder from PMSC allocable to the company exchange would be treated as the distribution of a dividend, generally subject to tax as ordinary income, to the extent of PMSC's current and accumulated earnings and profits, then as a tax-free return of capital to the extent of the stockholder's adjusted tax basis and then as capital gain. In such case, in general, the basis of the shares treated as redeemed in the company exchange will be allocated to the adjusted tax basis of the retained shares.

     In the case of a stockholder that is a corporation, if the cash paid is treated as a dividend, such dividend income may be eligible for the 70% dividends-received deduction. See the discussion of the dividends-received deduction under "--Recapitalization" above.

     No gain or loss will be recognized on the shares of PMSC common stock retained in the company exchange.

     Impact of Allocation, Electivity and Proration

     The ability to elect the type of consideration received pursuant to the merger affords each stockholder some flexibility in selecting the type of consideration that will best serve the stockholder's particular tax and financial planning needs. However, each stockholder should be aware that the stockholder's ability to satisfy (or, alternatively, to fail to satisfy) any of the sale tests discussed under "--Recapitalization" above and cross-referenced under "--Redemption" above and thereby avoid (or, alternatively, obtain) dividend treatment may be affected by, among other things, prorations and allocations of the merger consideration. As a result of proration, stockholders may receive more or less cash than may be anticipated at the time an election to retain shares or receive cash is made.

U.S. Federal Income Tax Treatment of Stockholders Not Receiving Any Cash

     No gain or loss should be recognized for U.S. federal income tax purposes by stockholders that retain all of their shares of PMSC common stock and receive no cash -- by virtue of proration or otherwise -- in the merger.

Foreign Stockholders --Withholding.

     The following is a general discussion of U.S. federal withholding tax requirements that may be applicable to cash consideration payable to foreign stockholders in the merger. For this purpose, a foreign stockholder is any person who is, for U.S. federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust.

     In the case of any foreign stockholder, the exchange agent will withhold 30% of the amount paid by PMSC for the PMSC common stock of the stockholder in order to satisfy specified U.S. withholding requirements, unless the foreign stockholder proves in a manner satisfactory to PMSC and the exchange agent that:

     o the disposition of his or her PMSC common stock will qualify for capital gain treatment, rather than dividend treatment, in which case no withholding will be required;

     o the foreign stockholder is eligible for a reduced tax treaty rate for dividend income, in which case the exchange agent will withhold at the reduced treaty rate; or

     o    no U.S. withholding is otherwise required.

Foreign stockholders should consult their own tax advisers regarding the application of these withholding rules.

Information Reporting and Backup Withholding

     PMSC must report annually to the IRS and to each stockholder the amount of dividends and other amounts paid to such stockholder. Unless an exemption applies under the applicable law and regulations, the exchange agent may be required to withhold, and, if required, will withhold 31% of any cash payments to a stockholder in the merger unless such stockholder provides the appropriate form. A stockholder who is a U.S. person under the Code should complete and sign the Substitute Form W-9 enclosed with the letter of transmittal sent by the exchange agent, so as to claim any applicable exemption or provide the information (including the stockholder's taxpayer identification number) and certification necessary to avoid backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's U.S. federal income tax liability provided the required information is furnished to the IRS.


ACCOUNTING TREATMENT

     The merger will be accounted for as a recapitalization for accounting and financial reporting purposes. Accordingly, the historical basis of PMSC's assets and liabilities will not be affected by the merger.


STOCK EXCHANGE LISTING

     PMSC expects that its common stock will be listed on the New York Stock Exchange following the merger. The listing would be under a new trading symbol reflecting the change of PMSC's name to "Mynd Corporation". PMSC has applied to use "YND" as its NYSE trading symbol after the merger. Neither PMSC nor Politic Acquisition is committed by the merger agreement or law to maintain a listing of the PMSC common stock on the New York Stock Exchange or any other securities exchange or quoted on a Nasdaq stock market. In addition, we cannot guarantee you that the shares of PMSC common stock will continue to be eligible for listing on the New York Stock Exchange. PMSC stockholders who retain shares after the merger may experience reduced liquidity as to their shares of PMSC common stock.

     Depending on the number of shares of PMSC common stock outstanding after the merger or the number of holders of PMSC common stock after the merger, PMSC's common stock may no longer meet the guidelines of the New York Stock Exchange for continued listing. According to the NYSE's published guidelines, the NYSE would consider delisting PMSC's common stock if, among other things:

          (1) the number of recordholders of at least 100 shares each should fall below 1,200,

          (2) the number of publicly held shares (exclusive of holdings of officers, directors and their families and other concentrated holdings of 10% or more) should fall below 600,000 or

          (3) the average market value over a consecutive 30 trading-day period is less than $15,000,000 (exclusive of the above described excluded holdings).

If PMSC's common stock no longer meets the requirements of the NYSE for continued listing and the listing of the shares is discontinued, the market for shares of PMSC common stock could be adversely affected.

     If the NYSE were to delist PMSC's common stock, it is possible that the shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through a Nasdaq stock market or other source. However, the extent of the public market for PMSC's common stock and availability of quotations would depend upon such factors as the stockholders and/or the aggregate market value of these securities remaining at such time, the interest in maintaining a market in PMSC common stock on the part of securities firms, and the possible termination of registration under the Securities Exchange Act of 1934. PMSC cannot predict whether the reduction in the number of shares of PMSC common stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the shares or whether it would cause future market prices to be greater or less than the offer price.

     According to PMSC's Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999, as of March 27, 2000, there were approximately 1,188 holders of record of PMSC common stock.


RESALE OF PMSC COMMON STOCK AFTER THE MERGER

     The PMSC common stock to be retained by PMSC stockholders will be freely transferable, except that

     o shares retained by stockholders who may be considered "affiliates", as that term is defined in the Securities Act of 1933, of PMSC before the merger but not after the merger, may be resold only in transactions permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted by the Securities Act, and

     o shares retained by stockholders who may be considered "affiliates", as that term is defined in the Securities Act of 1933, of PMSC after the merger, may be resold only in transactions permitted by the resale provisions of Rule 144 under the Securities Act or as otherwise permitted by the Securities Act.

     PMSC has agreed to use its best efforts to cause each of its affiliates to deliver to Politic Acquisition an agreement not to transfer any retained shares except in compliance with the federal securities laws. The federal securities laws generally consider directors, certain executive officers and beneficial owners of 10% or more of a class of capital stock of a company to be "affiliates" of that company. This proxy statement/prospectus does not cover sales of PMSC common stock received by any person in the merger who may be deemed to be an affiliate of PMSC after the merger.


NO DISSENTERS' APPRAISAL RIGHTS

     In accordance with South Carolina law, stockholders of PMSC are not entitled to dissenters' appraisal rights in connection with the merger.


GOVERNMENTAL APPROVALS

     Transactions such as the merger are subject to review by the Department of Justice and the Federal Trade Commission to determine whether they comply with applicable antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the merger may not be consummated until a 30-day waiting period has been satisfied unless the Department of Justice or the Federal Trade Commission formally requests additional information or grants early termination of the waiting period. WCAS VIII filed notification reports, together with a request for early termination of the waiting period, with the Department of Justice and the Federal Trade Commission under the HSR Act on April 18, 2000. At any time before or, in limited circumstances, after completion of the merger, the DOJ Antitrust Division, the FTC or state attorneys' general could take such action under the antitrust laws as they consider to be necessary or desirable in the public interest, including seeking to enjoin the completion of the merger. Private parties may also seek to take legal action under the antitrust laws in limited circumstances.


FINANCING

     WCAS VIII has received a written commitment from DLJ Capital Funding, Inc. to provide $250 million of financing under senior secured credit facilities. Of this senior debt financing, $200 million would be in the form of a term loan that would be funded at the time of the merger and $50 million would be in the form of a revolving credit facility which would be undrawn at closing. The senior debt commitment of DLJ Capital Funding is subject to numerous conditions including the negotiation and execution of definitive agreements, DLJ Capital Funding's satisfaction with its due diligence and there being no material adverse change in the financial or capital markets generally or in the markets for syndicated loans or high yield debt securities.

     Politic Acquisition has received written commitments from

     o WCAS VIII to provide, at a per share purchase price of $14, between $339.7 million and $429.4 million in common equity financing to Politic Acquisition before the merger,

     o WCAS Capital Partners III to provide, at a per share purchase price of $14, $25 million of common equity financing to Politic Acquisition before the merger, and

     o WCAS Capital Partners III to purchase, for $150 million, $175 million of 10% cash-pay senior subordinated notes from PMSC after the merger that would be due upon the earlier of eight years after the merger or six months after the repayment of new senior credit facilities.

The equity commitment of WCAS VIII will increase above $339.7 million to up to a maximum of $429.4 million to the extent that the existing stockholders of PMSC elect to retain more than 7% of the shares of PMSC common stock outstanding immediately prior to the merger.

     WCAS VIII has delivered to PMSC and Politic Acquisition a "keep-well" letter stating its agreement to make equity investments in Politic Acquisition in an aggregate amount not to exceed $429.4 million to the extent funds are needed to satisfy any obligations or liabilities of Politic Acquisition that arise between March 30, 2000 and the effective time of the merger.

     The merger financing includes a net cash infusion of approximately $75 million that, along with borrowings under $50 million senior revolving credit facility, would be available to PMSC after the merger to fund:

     o    working capital,

     o    strategic acquisitions,

     o strategic initiatives in eBusiness and business process outsourcing, and

     o    other general corporate needs.

     As stated in the WCAS VIII equity commitment letter, an affiliate of WCAS will receive a financing fee equal to 1.25% of the total equity and debt financing to be provided by WCAS VIII and WCAS Capital Partners III and their co-investors in connection with the merger.

   The sources and uses of these financings are set forth below:


                       Sources and Uses of Financing(1)
                             (Dollars in millions)





SOURCES                                                           USES
-------------------------------------              ---------------------------------
WCAS VIII equity (2)                   $   429.4   Cash merger consideration          $   463.4
WCAS Capital Partners III equity(2)         25.0   Refinancing of existing debt(5)        231.4
WCAS Capital Partners III senior
 subordinated notes(3)                     150.0   Estimated transaction expenses          35.0
Senior debt(4)                             200.0   Additional available cash               74.6
                                       ---------                                      ---------
Total                                  $   804.4   Total                              $   804.4
                                       ---------                                      ---------

------------------
(1) This sources and uses table has been prepared assuming that 93% of the shares of PMSC common stock outstanding at the time of the merger are converted to cash in the merger. If less that 93% of the shares are converted to cash, the WCAS VIII equity financing would be proportionately reduced. If 75% of the shares are converted to cash, the minimum allowed under the merger agreement, the WCAS VIII equity commitment would be reduced to $339.7 million.

(2) Prior to the merger, WCAS VIII, WCAS Capital Partners III and their co-investors will purchase common shares of Politic Acquisition. All of the proceeds from such purchases will be used to fund payment of the cash merger consideration.

(3) At the effective time of the merger, WCAS Capital Partners III will purchase, for $150 million, $175 million in face value of 10% cash-pay senior subordinated notes of PMSC.

(4) Does not include a $50 million revolving credit facility that would be undrawn at closing.

(5) Includes an estimated $.4 million of accrued interest.

     The following table illustrates the share ownership of PMSC after giving effect to the merger:

                           Pro Forma Share Ownership
                         (share numbers in thousands)





                          |       WCAS VIII               WCAS CAPITAL          PUBLIC SHAREHOLDERS
                          | AND ITS CO-INVESTORS          PARTNERS III                OF PMSC
                          |-----------------------   -----------------------   ----------------------
                          | SHARES     PERCENTAGE     SHARES     PERCENTAGE     SHARES     PERCENTAGE
                          |--------   ------------   --------   ------------   --------   -----------
EXISTING PMSC            |
SHAREHOLDERS RETAIN  7%  |
OF THEIR PMSC SHARES     |
AFTER THE MERGER         |30,671          87.8%      1,786          5.1%       2,491          7.1%


                           |       WCAS VIII               WCAS CAPITAL          PUBLIC SHAREHOLDERS
                           | AND ITS CO-INVESTORS          PARTNERS III                OF PMSC
                           |-----------------------   -----------------------   ----------------------
                           | SHARES     PERCENTAGE     SHARES     PERCENTAGE     SHARES     PERCENTAGE
                           |--------   ------------   --------   ------------   --------   -----------
EXISTING PMSC              |
SHAREHOLDERS RETAIN 25%    |
OF THEIR PMSC SHARES       |
AFTER THE MERGER           |24,261          69.4%      1,786          5.1%       8,897         25.5%

                 COMPARISON OF THE RIGHTS OF HOLDERS OF COMMON
                   STOCK OF PMSC BEFORE AND AFTER THE MERGER

     As a stockholder of PMSC, your rights are now governed by the PMSC articles of incorporation, the PMSC bylaws and South Carolina law. In the merger, the articles of incorporation and bylaws of PMSC will be replaced with the articles of incorporation and bylaws of Politic Acquisition. The following discussion summarizes the material differences between the rights of holders of PMSC common stock before and after the merger. The following discussion is qualified in its entirety by reference to the articles of incorporation and bylaws of PMSC and Politic Acquisition. The articles of incorporation and bylaws of PMSC have been filed as exhibits to various public documents incorporated by reference to this proxy statement/prospectus. The articles of incorporation and bylaws of Politic Acquisition were filed as exhibits to the Registration Statement on Form S-4 of which the proxy statement/prospectus forms a part. See "`Where You Can Find More Information."


CUMULATIVE VOTING

     Before the merger, stockholders can cast all their votes for one director out of the several nominees then standing for election, thereby improving their odds of naming representatives to the PMSC board.

     After the merger, the holders of a majority of the shares voted can elect all of the directors then standing for election.


CLASSIFIED BOARD OF DIRECTORS

     Before the merger, the board is divided into three classes. Only the directors of a single class are elected at each annual meeting and once elected, such directors will serve terms of three years, unless earlier removed.

     After the merger, each member of the board would be elected at each annual meeting of stockholders and once elected, such directors will serve a term of at least one year, unless earlier removed.


REMOVAL OF DIRECTORS

     Before the merger, directors may be removed with or without cause by a majority vote of the shares then entitled to vote at an election of directors. However, the removal of directors without cause only can occur if the vote is taken at a meeting in which a quorum, consisting of 80% of the shares entitled to vote, is present in person or by proxy. The elimination of this "super-quorum" requirement only can occur if authorized by the holders of 80% of each class of shares of PMSC entitled to vote.

     As a result, in accordance with the PMSC bylaws, this "super-quorum" provision will survive the merger unless the holders of less than 80% of the PMSC shares vote for the merger. Otherwise, after the merger, the PMSC bylaws will provide that any director may be removed by the holders of a majority of the shares then entitled to vote at a meeting for the election of directors.


POWER OF STOCKHOLDERS TO CALL SPECIAL MEETING OF STOCKHOLDERS

     Before  the merger, stockholders are not entitled to call special meetings.


     After the merger, holders of a majority of the shares will have the right to call special meetings.


RESTRICTIONS ON BUSINESS COMBINATIONS

     Before the merger, business combinations between PMSC and holders of 10% of the shares are restricted.

     After the merger, such business combinations will not be restricted.


POWER TO AMEND BYLAWS

     Before the merger, amendments to the bylaws require the approval of two-thirds of the directors or holders of two-thirds of each class of shares.

     After the merger, such amendments require the approval of a majority of the board or holders of a majority of the shares.


POWER TO AMEND ARTICLES OF INCORPORATION

     Before the merger, amendments to the articles of incorporation require the approval of two-thirds of the directors and holders of two-thirds of each class of shares.

     After the merger, such amendments require approval of a majority of the directors and holders of a majority of each class of shares.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated financial statements have been derived by the application of pro forma adjustments to PMSC's historical consolidated financial statements included herein. The pro forma consolidated statement of operations for the period presented gives effect to the merger and related transactions as if those transactions were consummated on January 1, 1999 for the fiscal year ended December 31, 1999. The pro forma consolidated balance sheet gives effect to the merger and related transactions as if those transactions had occurred on December 31, 1999. The adjustments are described in the accompanying notes. The pro forma consolidated financial statements should not be considered indicative of actual results that would have been achieved had the merger been consummated on the date or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The pro forma consolidated financial statements should be read in conjunction with PMSC's historical financial statements and the notes thereto included herein.

     The merger agreement provides that between 75% and 93% of the PMSC common stock outstanding at the time of the merger will be converted to cash in the merger. The pro forma financial statements are prepared assuming that 93% of the PMSC shares are converted to cash. Under this assumption the entire WCAS VIII equity commitment of $429.4 million will be funded. If less than 93% of the shares of common stock outstanding at the time of the merger are converted to cash, the merger agreement allows for a proportionate decrease in the WCAS VIII equity funding. As the equity funding by WCAS VIII is only used to purchase shares from existing shareholders, a decrease in both the WCAS VIII equity funding and the number of shares purchased will have no effect on the pro forma consolidated financial statements.

     The pro forma adjustments were applied to PMSC's historical consolidated financial statements to reflect and account for the merger as a recapitalization. Accordingly, the historical basis of PMSC's assets and liabilities has not been impacted by the merger.

                     POLICY MANAGEMENT SYSTEMS CORPORATION
                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1999
                 (dollars in thousands, except per share data)





                                                                                PRO FORMA
                                                               HISTORICAL      ADJUSTMENTS         NOTE          PRO FORMA
                                                             --------------   -------------   -------------   --------------
REVENUES:
 Licensing ...............................................     $  141,939                                       $  141,939
 Services ................................................        502,080                                          502,080
                                                               ----------                                       ----------
Revenue ..................................................        644,019              --                          644,019
                                                               ----------              --                       ----------
OPERATING EXPENSES
Cost of revenues:
 Employee compensation and benefits ......................        309,089               -                          309,089
 Computer and communications expenses ....................         51,021              --                           51,021
 Depreciation and amortization of property,
   equipment and capitalized software costs ..............        174,146              --                          174,146
 Other costs and expenses ................................         55,375              --                           55,375
 Selling, general and administrative expenses ............        115,714              --                          115,714
 Amortization of goodwill and other intangibles ..........         20,468              --                           20,468
 Restructuring and other charges .........................         22,478              --                           22,478
                                                               ----------              --                       ----------
                                                                  748,291                                          748,291
                                                               ----------                                       ----------
 OPERATING LOSS                                                  (104,272)             --                         (104,272)
 Equity in earnings of unconsolidated affiliates .........          1,908              --                            1,908
 Minority interest .......................................            (62)             --                              (62)
 OTHER INCOME AND EXPENSES:
 Investment Income .......................................          1,313              --                            1,313
 Interest expense and other charges ......................        (12,006)        (30,467)            (a)          (42,473)
                                                               ----------         -------                       ----------
                                                                  (10,693)        (30,467)                         (41,160)
 LOSS FROM CONTINUING OPERATIONS
   BEFORE INCOME TAXES                                           (113,119)        (30,467)                        (143,586)
 Income tax benefit ......................................        (41,148)        (11,282)            (b)          (52,430)
                                                               ----------         -------                       ----------
 NET LOSS                                                      $  (71,971)     $  (19,185)                      $  (91,156)
                                                               ==========      ==========                       ==========
 LOSS PER SHARE:
 Basic ...................................................          (2.02)                                           (2.61)
                                                               ==========                                       ==========
 Diluted .................................................          (2.02)                                           (2.61)
                                                               ==========                                       ==========
 WEIGHTED AVERAGE SHARES
   OUTSTANDING ...........................................         35,549            (601)            (c)           34,948
                                                               ==========      ==========                       ==========
 Pro Forma Ratio of Earnings to Fixed Charges (d)


      NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

     The pro forma financial data have been derived by the application of pro forma adjustments to the PMSC's historical financial statements for the periods noted. The merger has been accounted for as a recapitalization which will have no impact on the historical basis of the PMSC's assets and liabilities.

     The pro forma adjustments to the statement of operations exclude the write-off of (1) approximately $429,000 ($266,000 after related tax effect) of deferred loan costs included with the existing indebtedness and
(2) approximately $2.1 million ($1.3 million after related tax effect) of additional compensation expense relating to accelerated vesting of restricted stock; such amounts represent non-recurring expenses which PMSC anticipates will be recorded in the consolidated statement of operations for the period including the merger.

(a) The pro forma adjustments to interest expense reflect the following:





                                                                         YEAR ENDED
                                                                     DECEMBER 31, 1999
                                                                   (DOLLARS IN THOUSANDS)
         Term loan (1)                                                    $18,000
         Senior subordinated debt (2)                                      17,500
         Amortization of discount on subordinated notes (3)                 3,125
         Amortization of debt issuance costs (4)                            2,500
                                                                          -------
         Pro forma interest expense                                        41,125
         Less: historical interest expense on debt repaid (5)              10,658
                                                                          -------
         Total adjustment                                                  30,467
                                                                          =======


------------------
(1) Represents interest on $200.0 million of the term loan using an assumed rate of 9.00%.

(2) Represents cash interest portion on the $175.0 million (face amount) of the subordinated notes.

(3) Represents the amortization of the discount ($25.0 million) on the subordinated notes over the term of the related debt (eight years).

(4) Represents amortization of deferred financing costs of $20.0 million over the term of the related debt (eight years).

(5)  Represents the elimination of historical interest expense.

     (a) 0.125% increase or decrease in the assumed weighted average interest rate applicable to the term loan would change the pro forma interest expense and income before taxes by approximately $250,000.

     (b)  Represents the tax effect of the recapitalization adjustments.

     (c) During the merger more shares will be purchased from the existing shareholders than will be issued to WCAS VIII and WCAS Capital Partners III. See "The Merger--Financing" for details of the pro forma share ownership after giving effect to the merger.

     (d) For purposes of determining the pro forma ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, minority interest and extraordinary items, plus fixed charges. Fixed charges include interest expense on all indebtedness, amortization of deferred debt issuance costs, and one-third of rental expense on operating leases representing that portion of rental expense deemed to be attributable to interest. Earnings were insufficient to cover fixed charges on an historical and a pro forma basis by $104.3 million for the year ended December 31, 1999.

                     POLICY MANAGEMENT SYSTEMS CORPORATION
                UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1999
                            (dollars in thousands)



                                                                            PRO FORMA
                                                           HISTORICAL     ADJUSTMENTS(A)    PRO FORMA
                                                          ------------   ---------------   ------------
ASSETS
Current assets:
 Cash and cash equivalents ............................    $  17,744      $   74,567        $  92,311
 Restricted Cash ......................................                        2,732            2,732
 Marketable securities ................................           89                               89
 Receivables, net of allowance $13,000 ................       99,669                           99,669
 Accrued revenues .....................................       36,393                           36,393
 Deferred income taxes ................................       15,979                           15,979
 Income tax receivable ................................        9,728                            9,728
 Other receivable .....................................        7,788                            7,788
 Prepaids .............................................       12,050                           12,050
 Other ................................................       12,559            (492)          12,067
                                                           ---------      ----------        ---------
   Total current assets ...............................      211,999          76,807          288,806
Property and equipment, net ...........................      142,867                          142,867
Accrued revenues ......................................       16,130                           16,130
Income tax receivable .................................        4,041                            4,041
Goodwill and other intangibles, net ...................      111,024                          111,024
Capitalized software costs, net .......................      155,896                          155,896
Deferred income taxes .................................       29,850                           29,850
Investments ...........................................       13,332                           13,332
Other .................................................       21,149          18,010           39,159
                                                           ---------      ----------        ---------
    Total assets ......................................    $ 706,288      $   94,817        $ 801,105
                                                           =========      ==========        =========
    LIABILITIES AND STOCKHOLDERS'
     EQUITY (DEFICIENCY)
    Current liabilities:
 Accounts payable and accrued expenses ................    $  41,236      $     (433)       $  40,803
 Current portion of long-term debt ....................        4,000          (4,000)              --
 Income taxes payable .................................        4,616            (941)           3,675
 Unearned revenues ....................................       20,290                           20,290
 Accrued restructuring and other charges ..............        3,630                            3,630
 Other ................................................        2,223            (492)           1,731
                                                           ---------      ----------        ---------
   Total current liabilities ..........................       75,995          (5,866)          70,129
Long-term debt ........................................      227,000        (227,000)              --
Term loan .............................................           --         200,000          200,000
Senior subordinated debt ..............................           --         150,000          150,000
Deferred income taxes .................................       68,514                           68,514
Accrued restructuring and other charges ...............        2,659                            2,659
Other .................................................        9,935          (2,513)           7,422
                                                           ---------      ----------        ---------
   Total Liabilities ..................................      384,103         114,621          498,724

Minority interest .....................................          624                              624
Stockholders' equity: .................................      321,561         (19,804)         301,757
                                                           ---------      ----------        ---------
Total liabilities and stockholders' equity ............    $ 706,288      $   94,817        $ 801,105
                                                           =========      ==========        =========


          SEE NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

     The pro forma financial data have been derived by the application of pro forma adjustments to PMSC's historical financial statements as of the date noted. The merger has been accounted for as a recapitalization which will have no impact on historical basis of the PMSC's assets and liabilities.


    (a) Pro forma adjustments to the pro forma consolidated balance sheet are summarized in the following table and are described in the notes that follow (dollars in thousands).





                                                      PURCHASE       REPAYMENT
                                                       PRICE        OF EXISTING
                                   FINANCING (1)   OF EQUITY (2)      DEBT (3)
                                  --------------- --------------- ---------------
Cash and Cash Equivalents            $ 804,400      $  (463,400)    $  (231,433)
Restricted Cash .................
Other Short Term Assets .........
Other Long Term Assets ..........                                          (429)
Accounts Payable and
 Accrued Expenses ...............                                          (433)
Income Tax Payable ..............                                          (163)
Long Term Debt -- Current
 Portion ........................                                        (4,000)
Other Current Liabilities .......
Long Term Debt ..................                                      (227,000)
Term Loan .......................      200,000
Senior Subordinated Debt ........      150,000
Other Long-term Liabilities .....
Stockholders' Equity ............      454,400         (463,400)           (266)



                                    TRANSACTION
                                     FEES AND     COMPENSATION    CONVERSION OF    TOTAL NET
                                   EXPENSES (4)    EXPENSE (5)   SECT STOCK (6)    ADJUSTMENT
                                  -------------- -------------- ---------------- -------------
Cash and Cash Equivalents           $  (35,000)                                  $ 74,567
Restricted Cash .................                                    $2,732         2,732
Other Short Term Assets .........                   $   (492)                        (492)
Other Long Term Assets ..........       20,000        (1,561)                      18,010
Accounts Payable and
 Accrued Expenses ...............                                                    (433)
Income Tax Payable ..............                       (778)                        (941)
Long Term Debt -- Current
 Portion ........................                                                  (4,000)
Other Current Liabilities .......                       (492)                        (492)
Long Term Debt ..................                                                (227,000)
Term Loan .......................                                                 200,000
Senior Subordinated Debt ........                                                 150,000
Other Long-term Liabilities .....                     (2,513)                      (2,513)
Stockholders' Equity ............      (15,000)        1,730          2,732       (19,804)

------------------
(1) Sources and uses of cash for the merger are as follows:




  SOURCES:
  Term Loan ................................    $200,000
  Senior Subordinated Notes (i) ............     150,000
  Cash Equity Investment (ii) ..............     454,400
                                                --------
  Total ....................................    $804,400
                                                ========
  USES:
  Purchase of Common Shares (ii) ...........    $463,400
  Refinancing of Existing Debt .............     231,000
  Payment of Accrued Interest ..............         433
  Estimated Transaction Expenses ...........      35,000
  Net Cash Infusion ........................      74,567
                                                --------
  Total ....................................    $804,400
                                                ========


------------------
     (i) The $175.0 million face amount of subordinated notes are being purchased for $150.0 million. Accordingly, the principal amount of the subordinated notes has been discounted by $25.0 million.


     (ii) The cash equity investment includes $25.0 million from WCAS Capital Partners III and $429.4 million from WCAS VIII. All of the cash equity investments will be used to fund the purchase of common shares. The pro forma financial statements are prepared assuming that 93% of the current shareholders make a cash election. If less than 93% of the current shareholders make a cash election, the merger agreement allows for a similar decrease in equity funding by WCAS VIII.


(2) The adjustments represent the repurchase of common stock from existing stockholders. Subsequent to the merger, existing shareholders will own approximately 2,486,000 shares, or 7% of the outstanding PMSC common stock.

(3) The adjustments represent the repayment of existing indebtedness of $231 million and related accrued interest of approximately $433,000, as well as the write off of unamortized debt issuance costs of approximately $429,000 ($266,000 after related tax effect) related to such existing indebtedness (included in other assets).

(4) The adjustment represents the estimated transaction fees and expenses of approximately $35.0 million. The portion of estimated transaction fees and expenses attributable to the term loan and the senior subordinated notes which totals $20.0 million will be recorded as debt issuance costs and will be amortized over the expected life of the debt to be issued. Such estimated debt issuance costs include estimated fees and expenses payable to banks and related advisors. The remaining estimated transaction fees and expenses of $15.0 million represent costs associated with the equity transactions.

(5) The adjustment represents additional compensation expense of approximately $2.1 million ($1.3 after related tax effect) previously recorded as deferred compensation, related to the immediate vesting, at a change of control, of restricted stock issued under the Company's Restricted Stock Ownership Plan. The corresponding liability for deferred compensation is applied to stockholders' equity. For further details of this plan, see Note 10 of Notes to the Consolidated Financial Statements of PMSC's 1999 Annual Report on Form 10K.

(6) The adjustment represents the conversion to cash of 93% of the shares owned by the Stock Employee Compensation Trust. For further details of this plan, see Note 10 of Notes to the Consolidated Financial Statements of PMSC's 1999 Annual Report on Form 10K.

                         TERMS OF THE MERGER AGREEMENT

     The following description of the merger agreement describes the material terms of the merger agreement. The full text of the merger agreement is attached to this proxy statement/prospectus as Appendix B and is incorporated herein by reference. PMSC encourages you to read the entire merger agreement.


EFFECTIVE TIME OF THE MERGER

     The merger agreement provides that the closing of the merger will take place no later than the second business day after the satisfaction or waiver of the conditions to the merger. At the closing, PMSC will file the necessary documents with South Carolina public officials to make the merger effective. PMSC expects that, if all conditions to the merger have been satisfied or waived, the merger will become effective on the date of the special meeting or as soon thereafter as practicable.


EFFECTS OF THE MERGER

     At the effective time of the merger, Politic Acquisition will be merged into PMSC. Following the merger, the separate existence of Politic Acquisition will cease and PMSC will continue as the surviving corporation. After the merger, PMSC, as the surviving corporation, will succeed to and assume all of the pre-merger rights and obligations of both PMSC and Politic Acquisition. After the merger, the articles of incorporation and bylaws of Politic Acquisition will be the articles of incorporation and bylaws of PMSC. After the merger the officers of PMSC will be the same as officers of PMSC before the merger and the directors of Politic Acquisition will become the directors of PMSC.


REPRESENTATIONS AND WARRANTIES

     The merger agreement contains customary representations and warranties of PMSC relating to various aspects of our businesses and financial statements and other matters. The merger agreement also contains customary representations and warranties of Politic Acquisition, including among other things, its financing arrangements. The representations and warranties contained in the merger agreement expire at the effective time of the merger.


PRE-CLOSING COVENANTS


CONDUCT OF BUSINESS

     PMSC and Politic Acquisition have each agreed not to, and in the case of PMSC, not to allow any of its subsidiaries to:

     o take any action that would make any of its representations or warranties under the merger agreement inaccurate in any respect at, or as of any time before, the effective time of the merger, or

     o    omit  to  take  any   action   necessary   to   prevent   any  of  its
          representations and warranties from being inaccurate in any respect at, or as of any time before, the effective time of the merger.

     PMSC has agreed that prior to the completion of the merger, unless Politic Acquisition consents in writing, which consent may not to be unreasonably withheld or delayed, and except for specified exceptions:

     o the business of PMSC and its subsidiaries will be conducted only in, and PMSC and its subsidiaries will not take any action except in, the ordinary course of business and consistent with past practice,

     o PMSC and its subsidiaries will use their best efforts to maintain their relationships with suppliers and customers,

     o neither PMSC nor any of its subsidiaries will do any of the following, or in most cases, commit to do any of the following:

          -    dispose of or pledge any assets,

          -    amend its charter or by-laws or similar organizational documents,

          - split, combine or reclassify any outstanding shares of its capital stock,

          -    declare, set aside or pay any dividend,

          -    acquire or offer to acquire any capital stock,

          -    issue equity securities,

          -    acquire any business,

          -    incur indebtedness for borrowed money or issued debt securities,

          -    enter into or modify any material contract,

          -    amend or relinquish any rights,

          -    settle or compromise claims,

          -    grant  any  non-ordinary   course  increase  in  compensation  or
               material bonus to non-executive employees,

          -    grant any increase in compensation or bonus to executive officer,

          - enter into or modify any employment or collective bargaining agreement,

          - make loans to or enter into material transactions with employees, or

          - adopt or amend any employee benefit plan, trust, fund or arrangement.


COOPERATION

     PMSC and Politic Acquisition have agreed to use their reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the merger agreement.


NO SOLICITATION; NOTIFICATION OF PROPOSALS AND OFFERS; COMMUNICATIONS AND NEGOTIATIONS WITH THIRD PARTIES

     In the merger agreement, PMSC has agreed that from March 30, 2000, the date of the merger agreement, until the termination of the merger agreement, PMSC, its subsidiaries and their officers, directors, employees, representatives and other agents will not, directly or indirectly:

     o solicit or initiate any discussions, submissions of proposals or offers or negotiations with, or

     o subject to the fiduciary duties of PMSC's board of directors as determined in good faith by the board of directors after consultation with counsel, participate in any negotiations or discussions with, or provide any information to, or otherwise cooperate with, or assist or participate in, facilitate or encourage any effort or attempt by, a third party in connection with any "alternative transaction."

     The merger agreement defines an "alternative transaction" as

     o any merger, consolidation, recapitalization, tender or exchange offer, debt restructuring or similar transaction involving PMSC, or

     o the sale of more than 25% of the common stock or other capital stock of PMSC, or the sale of assets, including stock of subsidiaries, representing more than 25% of the combined assets of PMSC and its subsidiaries.

     PMSC has also agreed to immediately notify Politic Acquisition if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, PMSC in respect of an alternative transaction. The notification must indicate the identity of the third party and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts. After delivering such notice, PMSC must keep Politic Acquisition informed, on a current basis, of all material developments affecting the status and terms of any such proposals or offers or the status of any such discussions or negotiations. PMSC has also agreed to provide Politic Acquisition with not less then two business days' notice prior to the execution by PMSC of any definitive agreement with respect to any alternative transaction or any public announcement relating to the approval of any alternative transaction.


     Prior to furnishing any non-public information to, or entering into negotiations or discussions with, any third party, PMSC must obtain an executed confidentiality agreement from the third party on terms substantially the same as, or no less favorable to PMSC in any material respect than, those contained in the confidentiality agreement executed by WCAS VIII, except that the agreement need not contain a "standstill" provision or otherwise restrict the ability of the third party to make a proposal to PMSC's board of directors. PMSC may not release any third party from, or waive any provision of, any confidentiality or standstill agreement with the third party, other than a provision that would prevent or otherwise restrict the ability of a third party to make a proposal to PMSC's Board of Directors.


     As of March 30, 2000, PMSC agreed to cease, and cause its subsidiaries and their officers, directors, employees, representatives and other agents to cease, all discussions, negotiations and communications with all third parties and demand the immediate return of all confidential information previously provided to third parties.


CONDITIONS PRECEDENT


CONDITIONS TO THE OBLIGATIONS OF EACH PARTY


     The obligations of PMSC and Politic Acquisition to complete the merger are subject to the satisfaction or waiver of the following conditions:


     o the merger agreement having been duly approved by the holders of two-thirds of the outstanding shares of PMSC common stock,


     o the registration statement of which this proxy statement/prospectus is a part having become effective,


     o the absence of a stop order suspending the effectiveness of the registration statement and the absence of any proceeding or threatened proceeding for the purpose of suspending the effectiveness of the registration statement,


     o    PMSC  having  received  all  state   securities  laws  or  "blue  sky"
          authorizations necessary to allow stockholders to retain shares.


     o the absence of an effective preliminary or permanent injunction or other order of any governmental or regulatory agency or court of competent jurisdiction that restrains, enjoins or otherwise prohibits, or imposes material and adverse conditions upon consummation of the merger but only if the party invoking the closing condition has used all commercially reasonable efforts to have the injunction or order vacated,


     o the absence of any pending or threatened suit, action or proceeding by any governmental or regulatory agency seeking to prohibit or limit the ownership or operations by Politic Acquisition, PMSC or any subsidiary of PMSC, or to compel Politic Acquisition, PMSC or any subsidiary of PMSC, in the aggregate, to dispose of or hold separate, any of the material assets or business segments of PMSC, in each case, as a result of the merger,

     o the absence of any pending or threatened action by a government or regulatory agency that could have the effect of restraining, enjoining or otherwise prohibiting, or imposing material and adverse conditions upon consummation of the merger,

     o all filings required to be made prior to the merger by PMSC with, and all consents required to be obtained prior to the merger by PMSC or Politic Acquisition from, governmental and regulatory authorities in connection with the merger having been made or obtained, except where the failure to make such filing or obtain such consent would not reasonably be expected to result in a material adverse effect on PMSC,

     o expiration or early termination of the 30 day waiting period under the HSR Act,

     o all contractual and other third party consents required to be obtained prior to the merger by PMSC in connection with the merger shall have been obtained, except where the failure to obtain such consent would not reasonably be expected to result in a material adverse effect on PMSC, and


     o    the receipt of:

          (1) the financing contemplated by the DLJ senior debt commitment letter, the WCAS VIII equity commitment letter and the WCAS Capital Partners III subordinated debt commitment letter, or

          (2) in lieu of the financing contemplated by some or all of the DLJ senior debt commitment letter, the WCAS VIII equity commitment letter and the WCAS Capital Partners III commitment letter, alternative financing on terms no more burdensome in any material respect than those set forth in the applicable commitment letter or letters, or

          (3) in lieu of the financing contemplated by the DLJ senior debt commitment letter, PMSC having obtained all consents and waivers necessary under its existing senior credit facility in order that the merger would not cause an event of default under that agreement and the terms and conditions of that agreement, as so modified, are reasonably acceptable to Politic Acquisition.


CONDITIONS TO OBLIGATIONS OF POLITIC ACQUISITION

     The obligation of Politic Acquisition to effect the merger is subject to the satisfaction of the following conditions:

     o the representations and warranties of PMSC in the merger agreement being true and correct in all respects that are material to PMSC and its subsidiaries, as a whole, on and as of the closing date of the merger with the same force and effect as if made on and as of the closing date,

     o PMSC having performed in all material respects all of its obligations under the merger agreement that are required to be performed prior to the merger,

     o Politic Acquisition having received a certificate as to the accuracy of PMSC's representations and warranties and PMSC's compliance with its obligations under the merger agreement that is dated the closing date of the merger and signed by the chief executive officer or chief financial officer of PMSC,

     o PMSC's accountants having delivered one or more customary letters that are in form and substance reasonably acceptable to Politic Acquisition with respect to the financial information contained in the this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus forms a part, and

     o PMSC having not suffered after March 30, 2000 any change, excluding changes that merely reflect changes in the general economy or in the public securities markets, having, or that could reasonably be expected to have, individually or in the aggregate, a material adverse effect on either

          (1) the business, assets, liabilities, condition, financial or other, prospects or operating results of PMSC and its subsidiaries, taken as a whole, or


          (2) the ability of PMSC to perform its obligations under the merger agreement.


CONDITIONS TO OBLIGATION OF PMSC


     The obligation of PMSC to effect the merger is subject to the satisfaction of the following conditions:


     o the representations and warranties of Politic Acquisition in the merger agreement being true and correct in all respects that are material to Politic Acquisition on and as of the closing date of the merger with the same force and effect as if made on and as of the closing date,


     o Politic Acquisition having performed in all material respects all of its obligations under the merger agreement that are required to be performed prior to the merger,


     o PMSC having received a certificate as to the accuracy of Politic Acquisition's representations and warranties and Politic Acquisition's compliance with its obligations under the merger agreement that is dated the closing date of the merger and signed by the chief executive officer or chief financial officer of Politic Acquisition,


     o Politic Acquisition having caused the valuation firm delivering a solvency letter to the financial institutions providing the debt financing for the merger, or, if no such letter is being provided, a valuation firm reasonably acceptable to PMSC, having delivered to PMSC a letter addressed to PMSC's board of directors in form and substance reasonably satisfactory to the board of directors as to the solvency of PMSC and its subsidiaries after giving effect to the merger, the financing arrangements contemplated by Politic Acquisition with respect to the merger and the other transactions contemplated by the merger agreement, and


     o Politic Acquisition having not suffered after March 30, 2000 any change, excluding changes that merely reflect changes in the general economy or in the public securities markets, having or that could reasonably be expected to have, individually or in the aggregate, a material adverse effect on either


          (1) the business, assets, liabilities, condition, financial or other, prospects or operating results of Politic Acquisition, or


          (2) the ability of Politic Acquisition to perform its obligations under the merger agreement.


TERMINATION


     The merger agreement may be terminated and the merger abandoned at any time prior to the effective time as follows:


     o by mutual actions of the boards of directors of PMSC and Politic Acquisition,


     o    by either PMSC or Politic Acquisition, if


          (1) the conditions to its obligations have not have been complied with or performed in any material respect and such noncompliance or nonperformance has not been cured or eliminated, or by its nature cannot be cured or eliminated by the other party on or before September 30, 2000,


          (2) the merger shall not have been effected on or prior to the close of business on September 30, 2000 unless, in any case, the failure of the merger to occur was caused by the breach of the merger agreement by the party seeking such termination,

     o    by PMSC if

          (1) prior to stockholder approval of the merger agreement, PMSC enters into a definitive written agreement with respect to an alternative transaction with a third party, or a third party has commenced a tender offer which, in either case, the board of directors of PMSC believes in good faith is more favorable to PMSC's stockholders than the transactions contemplated by the merger agreement

          (2) and all termination fees and expenses payable under the merger agreement have been paid prior to such termination,

     o by Politic Acquisition, if the board of directors of PMSC shall have withdrawn, modified or amended in a manner adverse to Politic Acquisition its approval or recommendation of the merger or approved, recommended or endorsed any proposal for, or authorized PMSC to enter into, an alternative transaction, or

     o by either PMSC or Politic Acquisition if PMSC's stockholders fail to approve the merger at the special meeting.

See "Terms of the Merger Agreement--Pre-Closing Covenants--No Solicitation; Notification of Proposals and Offers; Communications and Negotiations with Third Parties" on page for a definition of `alternative transaction." In addition, see "Terms of the Merger Agreement--Termination Fees and Expenses" immediately below.

TERMINATION FEES AND EXPENSES

     The merger agreement provides that all costs and expenses incurred in connection with the merger and the merger agreement will be paid by the party incurring the expenses except that:

     o if the merger agreement is terminated as a result of the willful and material misrepresentations by a party or the willful and material breach by a party of any of its covenants in the merger agreement, the breaching party must pay the expenses of the other party,

     o if the merger is consummated, PMSC will pay all of the fees and expenses of Politic Acquisition incident to the merger,

     o under the same circumstances that would require PMSC to pay the termination fee described below, and at the same time as such termination fee is paid, PMSC must pay or reimburse all of the documented out-of-pocket costs and expenses of Politic Acquisition and WCAS VIII up to a maximum of $5 million, and

     o if the merger agreement is terminated under circumstance that do not require PMSC to pay the termination fee described below and PMSC, but not Politic Acquisition, has failed to comply with or perform, or shall have breached, in any material respect, any of its covenants or agreements contained in the merger agreement, PMSC must, within two business days, pay or reimburse all of the documented out-of-pocket costs and expenses of Politic Acquisition and WCAS VIII.

     PMSC will pay Politic Acquisition a termination fee equal to $19 million, if:

     o the termination of the merger agreement by Politic Acquisition as a result of the board of directors of PMSC having withdrawn, modified or amended in a manner adverse to Politic Acquisition its approval or recommendation of the merger or approved, recommended or endorsed any proposal for, or authorized PMSC to enter into, an alternative transaction.

     o    PMSC's   entering  into  a  written   agreement  with  respect  to  an
          alternative transaction,

     o the termination of the merger agreement by PMSC in connection with the commencement of a tender offer by a third party, or

     o within 12 months of the date of termination of the merger agreement other than by reason of Politic Acquisition's failure to comply with or perform, or its breach of, in any material respect any of its agreements or covenants contained in the merger agreement, PMSC agrees to enter into or consummates a transaction that is the subject of an inquiry, proposal or offer that is an alternative transaction that was publicly announced or submitted to PMSC prior to the termination of the merger agreement.

See "Terms of the Merger Agreement--Pre-Closing Covenants--No Solicitation; Notification of Proposals and Offers; Communications and Negotiations with Third Parties" for a definition of "alternative transaction."

     PMSC has agreed to pay any termination fee owed by it to Politic Acquisition and any fees and expenses payable in connection with the merger within two business days following the occurrence of one of the events described above.


EMPLOYEE BENEFIT MATTERS

     Politic Acquisition has agreed that PMSC, for a period of one year after the merger, will not materially alter the employee benefits, other than equity-based compensation plans and programs, that are available to employees of PMSC and its subsidiaries as of March 30, 2000.


PMSC STOCK COMPENSATION PLANS

     Politic Acquisition has agreed that, after the merger, PMSC will adopt a stock option plan providing for the grant of options for up to 1,675,000 shares of PMSC common stock. Of such options, options for up to 750,000 shares will be granted at the effective time of the merger to current officers of PMSC who enter into satisfactory continuing employment arrangements with PMSC. The balance of such options shall be available for future grants in the discretion of the board of directors of PMSC.

     After the merger, PMSC will not grant rights or other benefits under PMSC's current stock option, restricted stock, stock appreciation and other equity employee plans and, except for any rights with respect to outstanding awards granted under those plans before the merger, officers and employees of PMSC shall not have any rights under those plans.


AMENDMENT

     The merger agreement can be amended by any written agreement signed by PMSC and Politic Acquisition at any time before or after the PMSC stockholders approve the merger agreement. However, after the PMSC stockholders approve the merger agreement, no amendment to the merger agreement can, without consent of the PMSC stockholders, reduce the amount or alter the form of the consideration that the PMSC stockholders are entitled to receive in the merger.

                       CERTAIN STOCKHOLDER ARRANGEMENTS

     As stated in the WCAS VIII equity commitment letter, an affiliate of WCAS VIII will receive a financing fee equal to 1.25% of the total equity and debt financing to be provided by WCAS VIII, WCAS Capital Partners III and their co-investors in the merger.

     It is contemplated that WCAS VIII, WCAS Capital Partners III and their affiliated co-investors will be granted customary registration rights under which WCAS VIII, WCAS Capital Partners III and the other WCAS co-investors could require PMSC after the merger to register their shares of PMSC common stock under the Securities Act and to include, upon request, their shares in any registration of common stock made by PMSC.

                      MANAGEMENT OF PMSC AFTER THE MERGER


     Under the merger agreement, at the effective time of merger, the board of directors of Politic Acquisition will become the board of directors of PMSC. Under the merger agreement, the officers of PMSC will continue after the merger. After the merger, the board of directors of PMSC and officers will be subject to change from time to time. The total number of members of the board of directors is expected to be eight.


     The current directors of Politic Acquisition are Patrick J. Welsh and Robert A. Minicucci. In addition, it is expected that the following individuals will be added to the Politic Acquisition board prior to the effective time of the merger: Bruce K. Anderson, Alfred R. Berkeley III, Donald W. Feddersen, John M. Palms, Sanjay Swani and G. Larry Wilson.


     The following table sets forth the name, age and position of each person who is expected to serve as a director or executive officer of PMSC after completion of the merger.





                 NAME                  AGE                   POSITION
------------------------------------- ----- -----------------------------------------
    G. Larry Wilson .................  53   Chairman of the Board, President and
                                            Chief Executive Officer
    David T. Bailey .................  53   Executive Vice President
    Stephen G. Morrison .............  50   Executive Vice President, Secretary,
                                            General Counsel and Chief Administrative
                                            Officer
    Michael W. Risley ...............  43   Executive Vice President
    Timothy V. Williams .............  51   Executive Vice President and Chief
                                            Financial Officer
    Michael D. Gantt ................  48   Senior Vice President
    Harald J. Karlsen ...............  53   Senior Vice President
    Bruce K. Anderson ...............  60   Director
    Alfred R. Berkeley III ..........  55   Director
    Donald W. Feddersen .............  65   Director
    Robert A. Minicucci .............  47   Director
    John M. Palms ...................  64   Director
    Sanjay Swani ....................  33   Director
    Patrick J. Welsh ................  56   Director


------------------

     G. Larry Wilson has been chairman of the PMSC board since 1985 and President and Chief Executive Officer of PMSC since 1980. Mr. Wilson has been employed by PMSC since its inception.


     David T. Bailey has been Executive Vice President of PMSC since 1986. Mr. Bailey is responsible for the Property and Casualty Group. He has been employed by PMSC since 1981.


     Stephen  G.  Morrison  has  been  Executive  Vice  President, Secretary and
General Counsel of PMSC since January 1994 and Chief Administrative Officer since 1997. Mr. Morrison is responsible for the administration of the legal affairs of PMSC and the Legal and Business Services Group which includes legal, human resources, quality and corporate marketing. He has been employed by PMSC since January 1994.


     Michael W. Risley has been Executive Vice President of PMSC since November 1998. Mr. Risley is responsible for the Financial Solutions Group. He has been employed by PMSC since 1980.


     Timothy V. Williams has been Executive Vice President and Chief Financial Officer of PMSC since February 1994. Mr. Williams is responsible for the Financial and Operational Services Group. He has been employed by PMSC since February 1994.

     Michael D. Gantt has been Senior Vice President of PMSC since 1998. Mr. Gantt is responsible for the Claims and Risk Management Group. He has been employed by PMSC since 1995.

     Harald  J.  Karlsen  has been Senior Vice President of PMSC since 1998. Mr.
Karlsen is responsible for international operations in Europe, Africa and the Middle East. He has been employed by PMSC since 1993.

     Bruce K. Anderson will be a Director of PMSC upon the effective time of the merger. Mr. Anderson was a co-founder of WCAS in 1979 and is a general partner of the firm. Prior to 1979, Mr. Anderson served as executive vice president and a director of Automatic Data Processing, Inc. Mr. Anderson also is chairman of Amdocs Limited and a director of several privately held companies.

     Alfred R. Berkeley, III has been a Director of PMSC since 1997. Mr. Berkeley has served as President of The Nasdaq Stock Market, Inc. since May 1996. Before that, he served as Managing Director and Senior Banker of Alex. Brown & Sons Incorporated. He is currently also a director of Princeton Capital Management, Inc. He also serves as a director of two privately owned companies

     Donald W. Feddersen has a Director of PMSC since 1997 and previously served as a director from January 1983 to October 1994. Mr. Feddersen is currently a private investor. Before that, he was General Partner of Charles River Ventures. He serves as a director of a number of privately-owned high technology companies.

     Robert A. Minicucci will a Director of PMSC upon the effective time of the merger. Mr. Minicucci is a partner with WCAS, joining the firm as a general partner in August 1993. Before joining WCAS, he served as senior vice president and chief financial officer of FirstData Corporation from December 1991 to August 1993. In addition, he previously served as a treasurer of American Express and a managing director of Shearson Lehman Brothers. Mr. Minicucci is currently a director of Amdocs Limited and several privately held companies.

     Dr. John M. Palms, Ph.D., has been a Director of PMSC since 1992. Dr. Palms is the President of the University of South Carolina. He also serves as a director of Peco Energy Company and Fortis, Inc., and serves as Chairman of the Board of the Institute of Defense Analyses.

     Sanjay Swani will be a Director of PMSC upon the effective time of the merger. Mr. Swani is currently a principal with WCAS, and he joined the firm in 1999. Prior to joining WCAS, he was employed by Fox Paine & Company and Morgan Stanley Dean Witter & Co. Mr. Swani also is a director of several privately held companies.

     Patrick J. Welsh will be a Director of PMSC upon the effective time of the merger. Mr. Welsh was a co-founder of WCAS in 1979 and is a general partner with the firm. Prior to 1979, Mr. Welsh was president and a Director of Citicorp VentureCapital, Ltd., an affiliate of Citicorp engaged in venture capital investing. Mr. Welsh also is a director of SAVVIS Communications and several privately held companies.

                MARKET PRICE AND DIVIDENDS ON PMSC COMMON STOCK

     PMSC's common stock is traded on the New York Stock Exchange under the symbol "PMS." The following table sets forth, for the periods indicated, the high and low sales prices per share as reported on the New York Stock Exchange. All numbers are adjusted for a 2-for-1 split of PMSC's common stock which occurred on June 16, 1998.





                                                           HIGH           LOW
                                                       ------------   -----------
           1998
           First Quarter ...........................    $40 11/32      $  32
           Second Quarter ..........................     42 13/16         36 3/8
           Third Quarter ...........................     48 3/8           36 3/4
           Fourth Quarter ..........................     57 3/4           28 11/16

           1999
           First Quarter ...........................     54 15/16         30 1/4
           Second Quarter ..........................     41 3/4           26
           Third Quarter ...........................     36               26 5/8
           Fourth Quarter ..........................     31 11/16         16 5/8

           2000
           First Quarter ...........................     25 11/16          8
           Second Quarter (through April 26) .......     12 1/2            9 5/8


     On March 30, 2000, the last trading day prior to announcement of the execution of the merger agreement, the high sale price per share of PMSC common stock was $9 3/16, and the low sale price per share was $8 3/4, as reported on the New York Stock Exchange. On April 26, 2000, PMSC common stock closed at $10 15/16 per share.

     Since its inception, PMSC has not paid any cash dividends on its common stock. Under its current credit facility, PMSC is prohibited from paying any dividends on its common stock. Further, under the merger agreement, PMSC has agreed not to pay any dividends on PMSC common stock prior to the closing of the merger.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth information with respect to the beneficial ownership of our capital stock as of April 14, 2000 by each person known to us to own beneficially more than 5% of our outstanding common stock. Holders of common stock are entitled to one vote per share.





                                                    COMMON STOCK BENEFICIALLY
                                                       OWNED BEFORE MERGER
                                                 --------------------------------
NAME AND ADDRESS                                       SHARES          PERCENT(1)
----------------------------------------------   ------------------   -----------
  Capital Group International, Inc.               4,032,950(2)            11.33%
  11100 Santa Monica Boulevard
  Los Angeles, California 90025

  The Regents of the University of                2,706,400(3)             7.60%
  California
  1111 Broadway, 14th Floor
  Oakland, California 94607

  Westport Asset Management, Inc.                2,472,150 (4)             6.95%
  253 Riverside Avenue
  Westport, Connecticut 06880


------------------

(1) Determined using the number of shares of common stock outstanding on April 14, 2000 which was 35,586,038.

(2) Of the shares reported, CGI has sole voting power for none of the shares, shared voting power for 3,278,450 of the shares, shared dispositive power for none of the shares and sole dispositive power for all of the shares. This information is based on information contained in the Schedule 13G filed by CGI with the SEC on February 11, 2000.

(3) Of the shares reported, Regents has sole voting and dispositive power for all of the shares. This information is based on information contained in the Schedule 13G filed by Regents with the SEC on February 11, 2000.

(4) Of the shares reported, Westport has sole voting power for 372,650 of the shares, shared voting power for 1,769,500 of the shares, sole dispositive power for 372,650 of the shares and shared dispositive power for 2,099,500 of the shares. This information is based on information contained in the
     Schedule 13G filed by Westport with the SEC on February 16, 2000.

                SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

     The following table sets forth information with respect to beneficial ownership of PMSC's outstanding capital stock as of April 14, 2000 by each
executive   officer  and  director  of  our  company  individually  and  in  the aggregate.





                                               COMMON STOCK BENEFICIALLY
                                                  OWNED BEFORE MERGER
                                      -------------------------------------------
NAME AND ADDRESS                       SHARES (1)     OPTIONS (2)     PERCENT (3)
-----------------------------------   ------------   -------------   ------------
  Alfred R. Berkeley, III .........       32,148          30,000             *
  Donald W. Feddersen .............       32,106          30,000             *
  Dr. John M. Palms ...............       28,598          25,000             *
  Joseph D. Sargent ...............       80,650          70,002             *
  John P. Seibels .................       81,657          75,000             *
  Richard G. Trub .................       28,148          25,000             *
  G. Larry Wilson .................    1,813,363       1,526,250          4.89%
  David T. Bailey .................      375,337         369,417          1.04%
  Stephen G. Morrison .............      394,671         381,584          1.09%
  Michael W. Risley ...............      163,635         138,790             *
  Timothy V. Williams .............      250,736         246,250             *
  Directors and all executive
  officers as a group (13 in
  number) .........................    3,357,075       2,986,502          8.70%


------------------
(1) Each individual has sole voting power and sole dispositive power, except that for the following unvested shares awarded under the Restricted Stock Ownership Plan, the respective individual does not have dispositive power for the number of shares indicated: Berkeley - 1,956; Feddersen - 1,956; Palms - 1,956; Sargent - 1,956; Seibels - 465; Trub - 1,956; Wilson - 5,385; Morrison - 3,389; Risley - 1,551; Williams - 2,548; and all other executive officers -- 680.

(2) These shares, which are included in the "Shares" column, are subject to option on or before June 13, 2000, pursuant to our various stock option plans. Does not include any options to purchase up to an aggregate 750,000 shares of PMSC common stock to be granted to these individuals upon consummation of the merger. See "The Merger--Interests That Differ From Your Interests."

(3) Where indicated by asterisk, beneficial ownership represents less than one percent of the sum of the total number of shares of common stock outstanding on April 14, 2000, plus the total shares subject to option.

                      OTHER MATTERS BEING SUBMITTED TO A
                           VOTE OF PMSC STOCKHOLDERS

     ALTERNATIVE PROPOSAL: IF THE MERGER AGREEMENT IS NOT APPROVED BY THE PMSC STOCKHOLDERS, APPROVAL OF AN AMENDMENT TO THE PMSC ARTICLES OF INCORPORATION TO CHANGE OUR NAME TO MYND CORPORATION.

     On February 8, 2000 our Board approved an amendment to our articles of incorporation to change our name to Mynd Corporation.

     Due to diversification by internal growth and acquisitions, the name Policy Management Systems Corporation no longer adequately represents our extensive products and services capabilities. Currently, in addition to our historical business as a provider of computerized insurance policy management systems, we have established ourselves as a provider of systems for life insurance, annuities, risk management, mortgage origination and as a provider of professional and outsourcing services. Additionally, as data systems and insurance products are evolving from network-based models to Internet-based programs, we are transitioning to eBusiness. We teamed with Duffy Design, an award-winning creative branding firm, to help restate and formulate an identity that accurately reflects our collective experience. We believe the new name reflects our worldwide reputation for visionary leadership and experience in technology and the insurance and related financial service industries. Our board of directors has determined that the proposed name change is an important step to provide a more accurate perception of our company, its business and its role in the marketplace.

     Our board of directors has considered the fact that there may be some negative effects of a name change. For example, if the name change is approved, we will incur some costs to change the corporate logo, marketing materials and other corporate signage. We may also experience higher marketing costs as we seek to familiarize existing customers with the new corporate name and product focus. However, our board of directors determined that the benefits of the name change likely outweighed any short-term costs.

     Approval of the proposed amendment to the articles of incorporation requires the affirmative vote of at least two-thirds of the stockholders entitled to vote thereon.

     If the merger is not approved but the name change is approved, you will not be required to surrender your stock certificate in exchange for a certificate containing our new name. However, stock certificates containing the name Mynd Corporation will be issued to a stockholder upon any purchase, sale or other disposition of our capital stock by such stockholder after the effective date of the name change. We have also applied to the NYSE intend to change our common stock trading symbol to "YND".

     THE PMSC BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE APPROVAL OF PMSC'S NAME CHANGE.

                                    EXPERTS

     The financial statements incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K/A for year ended December 31,
1999   have   been   so   incorporated   in   reliance   on   the   report   of
PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.



                                 LEGAL COUNSEL

     The validity of the shares of PMSC common stock to be retained by PMSC stockholders after the merger will be passed on by Nelson Mullins Riley & Scarborough, L.L.P., Columbia, South Carolina.

                             STOCKHOLDER PROPOSALS

     The deadline has passed with respect to the submission of shareholders proposals for the 2000 PMSC annual meeting. Any proposals of holders of PMSC common stock intended to be presented at the annual meeting of stockholders of PMSC to be held in 2001 must be received by PMSC no later than December 17, 2000 to be included in PMSC's proxy statement and form of proxy relating to that meeting.


                                 OTHER MATTERS

     As of the date of this proxy statement/prospectus, our board knows of no other business to be presented at the special meeting. If other matters do properly come before the meeting, or any adjournments or postponements thereof, it is the intention of the persons named in the proxy to vote on such matters in their sole discretion.


                      WHERE YOU CAN FIND MORE INFORMATION

     PMSC is subject to the reporting requirements of the Securities Exchange Act of 1934 and consequently files reports, proxy and information statements and other information with the SEC. Reports, proxy and information statements and other information filed by PMSC with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the web site (http://www.sec.gov) maintained by the SEC, or at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of this material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. For further information, please call the SEC at 1-800-SEC-0330. Shares of PMSC common stock are listed on the New York Stock Exchange and are traded under the symbol "PMS." Reports and other information concerning PMS can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The SEC allows PMSC to "incorporate by reference" information into this document, which means that PMSC can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this document, except for any information superseded by information contained directly in this document. This document incorporates by reference certain documents that PMSC has previously filed with the SEC. These documents contain important business information about PMSC and its financial condition.

     You can obtain any of the documents incorporated by reference into this proxy statement/prospectus through PMSC, the SEC or the SEC's Internet World
Wide Web site described above. Documents incorporated by reference are available from PMSC without charge, excluding exhibits unless specifically incorporated by reference as an exhibit to this document. Stockholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone at the following address and telephone number:


                         Policy Management Systems Corporation
                         One PMSC Center
                         Blythewood, South Carolina 29016
                         (803) 333-4000
                         Attention: Stephen G. Morrison, Esq.
                                    Corporate Secretary

     Statements contained in this proxy statement/prospectus or in any document incorporated in this proxy statement/prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to that contract or other document filed as an exhibit to that other document, and each such statement shall be deemed qualified in its entirety by such reference.

IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM PMSC, PLEASE DO SO AT LEAST FIVE BUSINESS DAYS BEFORE THE DATE OF THE SPECIAL MEETING IN ORDER TO RECEIVE TIMELY DELIVERY OF SUCH DOCUMENTS PRIOR TO THE SPECIAL MEETING.

     You should rely only on the information contained or incorporated by reference in this document to vote your shares at the special meeting. PMSC has not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated April , 2000. You should not assume that the information contained in this document is accurate as of any date other than that date, and the mailing of this document to stockholders does not create any implication to the contrary. This proxy statement/prospectus does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make such proxy solicitation in such jurisdiction.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the SEC by PMSC are incorporated by reference in this proxy statement/prospectus:

          (1) PMSC's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 filed on March 30, 2000; as amended by PMSC's Amended Annual Report on Form 10-K/A filed on April 26, 2000; and

          (2)  PMSC's Current Report on Form 8-K filed on March 31, 2000.

     Documents  filed  by  PMSC  with  the  SEC  after  the  date  of this proxy statement/prospectus and prior to the date of the special meeting shall be deemed to be incorporated into this proxy statement/prospectus by reference and shall be a part of this proxy statement/prospectus from the date of filing of such other documents. Any statements contained in a document incorporated by reference into this proxy statement/prospectus or contained in this proxy statement/prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this proxy statement/prospectus (or in any other subsequently filed document which is incorporated by reference into this proxy statement/prospectus) modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed to be a part of this proxy statement/prospectus except as so modified or superseded.

                                                                     APPENDIX A



                          LETTERHEAD OF CREDIT SUISSE
                            FIRST BOSTON CORPORATION

March 30, 2000



Board of Directors
Policy Management Systems Corporation
One PMSC Center
Blythewood, SC 29016



Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the shareholders of Policy Management Systems Corporation (the "Company") of the Consideration (as defined below) to be received by such shareholders pursuant to the terms of the Agreement and Plan of Merger dated as of March 30, 2000 (the "Merger Agreement"), by and between the Company and Politic Acquisition Corp. (the "Acquiror"). The Merger Agreement provides for the merger of the Acquiror with and into the Company (the "Merger") with the Company being the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger, each share of common stock of the Company, par value of $0.01 per share (the "Shares"), issued and outstanding immediately prior to the effective time of the Merger, other than Shares held by the Acquiror or any of its affiliates or subsidiaries or held in the treasury of the Company, will be converted, at the option of the holder of such Share, into (a) the right to receive $14.00 in cash (the "Cash Consideration") or (b) the right to retain one share of common stock of the Surviving Corporation, provided that such elections will be subject to certain limitations and proration procedures set forth in the Merger Agreement, as to which we express no view (such consideration, in the aggregate, the "Consideration").

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as the Merger Agreement. We have also reviewed certain other information, including financial forecasts and earnings estimates, provided to or discussed with us by the Company.

We have also considered certain financial and stock market data of the Company, and we have compared those data with similar data for other publicly held companies in businesses similar to those of the Company, and we have considered the financial terms of certain business combinations and other transactions that have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects, With respect to the financial forecasts and earnings estimates (including, without limitation, the Company's capital structure following the Merger), we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to the prices at which the Shares will trade following the Merger, which may vary depending upon, among other factors, changes in business, market or general economic conditions, liquidity and other factors that generally influence the price of securities. In connection with our engagement, we were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion.

In the past, we have performed certain investment banking services for the Company and have received customary fees for such services. We have also performed certain investment banking services for Welsh, Carson, Anderson & Stowe ("WCAS"), an affiliate of which owns Acquiror (such affiliate, the "Fund"), and certain of its affiliates, and have received customary fees for such services. As we have previously advised you, we and our affiliates collectively own a minority interest in the Fund.

In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation with respect to how any shareholder of the Company should vote on any matter relating to the Merger or a recommendation as to whether any Shareholder should elect to receive the Cash Consideration or to retain their Shares.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the shareholders of the Company in connection with the Merger pursuant to the Merger Agreement is fair to such shareholders from a financial point of view.




Very truly yours,
CREDIT SUISSE FIRST BOSTON CORPORATION

BY: /s/ Lawrence A. Hamdan

                                                                     APPENDIX B
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                              AMENDED AND RESTATED








                          AGREEMENT AND PLAN OF MERGER







                                 By and Between







                           POLITIC ACQUISITION CORP.







                                      and







                     POLICY MANAGEMENT SYSTEMS CORPORATION







                           Dated as of April 27, 2000



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS





                                                                                           PAGE
                                                                                          -----
ARTICLE I         THE MERGER ..........................................................     1
 SECTION 1.01     The Merger ..........................................................     1
 SECTION 1.02     Effect of the Merger ................................................     2
 SECTION 1.03     Closing .............................................................     2
 SECTION 1.04     Consummation of the Merger ..........................................     2
 SECTION 1.05     Articles of Incorporation; By-Laws; Directors and Officers ..........     2
ARTICLE II        EFFECT OF THE MERGER ON THE CAPITAL STOCK OF                              3
                  THE CONSTITUENT CORPORATIONS ........................................
 SECTION 2.01     Effect on Capital Stock .............................................     3
 SECTION 2.02     Company Common Stock Elections ......................................     4
 SECTION 2.03     Proration ...........................................................     5
 SECTION 2.04     Exchange of Certificates ............................................     6
ARTICLE III       REPRESENTATIONS AND WARRANTIES OF THE                                     9
                  COMPANY .............................................................
 SECTION 3.01     Organization and Qualification ......................................     9
 SECTION 3.02     Subsidiaries ........................................................    10
 SECTION 3.03     Authority Relative to Agreements ....................................    10
 SECTION 3.04     Non-Contravention ...................................................    11
 SECTION 3.05     Capitalization ......................................................    11
 SECTION 3.06     SEC Filings .........................................................    12
 SECTION 3.07     Financial Statements ................................................    12
 SECTION 3.08     Absence of Certain Changes or Events ................................    13
 SECTION 3.09     Governmental Approvals ..............................................    13
 SECTION 3.10     Compliance with Laws; No Default ....................................    14
 SECTION 3.11     Information Supplied ................................................    14
 SECTION 3.12     Litigation ..........................................................    14
 SECTION 3.13     Intellectual Property; Computer Software ............................    15
 SECTION 3.14     Trade Secrets .......................................................    16
 SECTION 3.15     Severance Arrangements ..............................................    16
 SECTION 3.16     Taxes ...............................................................    17
 SECTION 3.17     Employee Benefit Plans ..............................................    18
 SECTION 3.18     Environmental Matters ...............................................    19
 SECTION 3.19     Customer Relationships ..............................................    19
 SECTION 3.20     Certain Transactions ................................................    19
 SECTION 3.21     Title to Properties; Absence of Liens and Encumbrances ..............    19
 SECTION 3.22     Insurance ...........................................................    20
 SECTION 3.23     State Takeover Statutes; Certain Charter Provisions .................    20

SECTION 3.24      Opinion of Financial Advisor ................................     20
 SECTION 3.25     Brokers .....................................................     20
ARTICLE IV        REPRESENTATIONS AND WARRANTIES OF                                 21
                  ACQUISITION .................................................
 SECTION 4.01     Organization and Qualification ..............................     21
 SECTION 4.02     Capital Structure ...........................................     21
 SECTION 4.03     Authorization of Agreement, Non-Contravention, Etc ..........     21
 SECTION 4.04     Information Supplied ........................................     22
 SECTION 4.05     Subsidiaries ................................................     22
 SECTION 4.06     Interim Operations of Acquisition ...........................     22
 SECTION 4.07     Brokers .....................................................     22
 SECTION 4.08     Financing ...................................................     23
ARTICLE V         CERTAIN AGREEMENTS ..........................................     24
 SECTION 5.01     Conduct of the Company's Business ...........................     24
 SECTION 5.02     Stockholder Approval ........................................     26
 SECTION 5.03     Access to Information .......................................     26
 SECTION 5.04     Further Assurances ..........................................     27
 SECTION 5.05     Inquiries and Negotiations ..................................     27
 SECTION 5.06     Notification of Certain Matters, Etc ........................     29
 SECTION 5.07     Indemnification .............................................     29
 SECTION 5.08     Employee Benefits ...........................................     30
 SECTION 5.09     Affiliates of the Company ...................................     31
 SECTION 5.10     Comfort Letters .............................................     31
ARTICLE VI        CONDITIONS TO THE MERGER ....................................     31
 SECTION 6.01     Conditions to the Obligations of the Parties ................    .31
 SECTION 6.02     Conditions to the Obligation of Acquisition .................     33
 SECTION 6.03     Conditions to the Obligations of the Company ................     33
ARTICLE VII       TERMINATION AND ABANDONMENT .................................     34
 SECTION 7.01     Termination and Abandonment .................................     34
 SECTION 7.02     Effect of Termination .......................................     35
ARTICLE VIII      MISCELLANEOUS ...............................................     35
 SECTION 8.01     Nonsurvival of Representations and Warranties ...............     35
 SECTION 8.02     Expenses, Etc ...............................................     35
 SECTION 8.03     Publicity ...................................................     36
 SECTION 8.04     Execution in Counterparts ...................................     36

 SECTION 8.05       Notices ...........................  36
 SECTION 8.06      Waivers ...........................   37
 SECTION 8.07      Entire Agreement ..................   37
 SECTION 8.08      Applicable Law ....................   37
 SECTION 8.09      Binding Effect, Benefits ..........   37
 SECTION 8.10      Assignability .....................   38
 SECTION 8.11      Amendments ........................   38
 SECTION 8.12      Interpretation ....................   38
 SECTION 8.13.     Reference; No Waiver ..............   38


   -
                              INDEX TO SCHEDULES




    SCHEDULE                                DESCRIPTION
---------------   --------------------------------------------------------------
      3.05        Company Stock Options; Agreements in Respect of Capital Stock
      3.07        Certain Liabilities
      3.08        Certain Changes or Events
      3.09        Governmental Approvals
      3.10        Defaults
      3.12        Litigation
      3.13        Intangible Rights
      3.15        Severance Arrangements
      3.16        Taxes
      3.17        Employee Benefit Plans
      3.19        Certain Customer Relationships
      3.20        Certain Transactions
      3.21        Title to Properties
      3.22        Insurance Policies
      5.01        Certain Actions
      5.08        Employee Benefit Arrangements


               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

     AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of April 27, 2000 (this "Agreement"), by and between POLITIC ACQUISITION CORP., a South Carolina corporation ("Acquisition"), and POLICY MANAGEMENT SYSTEMS CORPORATION, a South Carolina corporation (the "Company"). Acquisition and the Company are hereinafter sometimes referred to as the "Constituent Corporations" and the Company as the "Surviving Corporation".

     WHEREAS, the Company and Acquisition have entered into an Agreement and Plan of Merger dated as of March 30, 2000 (the "Original Merger Agreement");

     WHEREAS, subsequent to the date of the Original Merger Agreement, the Company and Acquisition have each determined that it is in their best interests and the best interests of their respective stockholders to enter into this Agreement, which amends and restates the Original Merger Agreement in its entirety;

     WHEREAS, the respective Boards of Directors of Acquisition and the Company have unanimously deemed it advisable and in the best interests of their respective stockholders that Acquisition merge (the "Merger") with and into the Company pursuant to the terms and conditions of this Agreement and the South Carolina Business Corporation Act (the "SCBCA"), and, in furtherance thereof, such Boards of Directors have each unanimously adapted resolutions approving, adopting and declaring the advisability of this Agreement and the Merger; and

     WHEREAS, it is intended that the Merger be recorded as a recapitalization for financial reporting purposes and each of the parties, after discussion with their respective accounting advisors, believes that the Merger is eligible for such treatment; and

     NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, agreements and conditions contained herein, and in order to set forth the terms and conditions of the Merger and the mode of carrying the same into effect, the parties hereto hereby agree as follows:


                                   ARTICLE I
                                  THE MERGER

     SECTION 1.01 THE MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time (as hereinafter defined), in accordance with this Agreement and the SCBCA, Acquisition shall be merged with and into the Company. Following the Merger, the separate existence of Acquisition shall cease and the Company shall continue as the surviving corporation under the name "Mynd Corporation."

     SECTION 1.02 EFFECT OF THE MERGER. Upon the effectiveness of the Merger, the Surviving Corporation shall succeed to and assume all the rights and obligations of the Company and Acquisition in accordance with the SCBCA and the Merger shall otherwise have the effects set forth in Section 33-11-106 of the Code of Laws of South Carolina of 1976, as amended (the "South Carolina Code").


     SECTION 1.03 CLOSING. Unless this Agreement shall have been terminated previously, and subject to the satisfaction or waiver of the conditions to the obligations of the parties to effect the Merger set forth herein, the consummation of the Merger (the "Closing") will take place as promptly as practicable, but in no event later than 10:00 a.m. on the second business day following the satisfaction or waiver of all the conditions (other than conditions which, by their nature are to be satisfied at closing, but subject to those conditions) to the obligations of the parties to effect the Merger set forth herein (the "Closing Date"), at the offices of Reboul, MacMurray, Hewitt, Maynard & Kristol, 45 Rockefeller Plaza, New York, New York 10111, unless another time, date or place is agreed to by the parties hereto.

     SECTION 1.04 CONSUMMATION OF THE MERGER. Upon the Closing, the parties hereto will cause the Merger to be consummated by filing with the Secretary of State of the State of South Carolina properly executed articles of merger in accordance with the SCBCA, which shall be effective upon filing or on such later date as may be agreed by the parties and specified therein (the time of such effectiveness being the "Effective Time").

     SECTION  1.05  ARTICLES  OF INCORPORATION; BY-LAWS; DIRECTORS AND OFFICERS.
(a) The Articles of Incorporation of Acquisition in effect at the Effective Time shall be the Articles of Incorporation of the Surviving Corporation (except that such Articles of Incorporation shall be amended to provide that the name of the Surviving Corporation shall be Mynd Corporation) until thereafter amended in accordance with the provisions thereof and as provided by the SCBCA. The By-Laws of Acquisition in effect at the Effective Time shall be the By-Laws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, the Articles of Incorporation of the Surviving Corporation and the SCBCA.

     (b) From and after the Effective Time and until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Articles of Incorporation and By-Laws, (i) the directors of Acquisition at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.



                                  ARTICLE II

                      EFFECT OF THE MERGER ON THE CAPITAL
                     STOCK OF THE CONSTITUENT CORPORATIONS

     SECTION 2.01 EFFECT ON CAPITAL STOCK. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of common stock, par value $.01 per share, of the Company ("Company Common Stock") or any shares of capital stock of Acquisition:

     (a) Common Stock of Acquisition. Each share of common stock, par value $.01 per share, of Acquisition ("Acquisition Common Stock") that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation ("Surviving Corporation Common Stock").


     (b) Cancellation of Excluded Shares. Each share of Company Common Stock that is owned by Acquisition or any subsidiary or affiliate of Acquisition, or by any Subsidiary (as hereinafter defined) or held in the treasury of the Company (collectively, the "Excluded Shares") shall automatically be canceled and retired and shall cease to exist, and no cash, Retained Shares (as hereinafter defined) or other consideration shall be delivered or deliverable in exchange therefor.

     (c) Conversion or Retention of Company Common Stock. Except as otherwise provided herein and subject to Sections 2.02 and 2.03, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be converted into the following merger consideration (the "Merger Consideration"):

          (i) for each such share of Company Common Stock with respect to which an election to retain such share has been effectively made and not revoked or lost pursuant to Sections 2.02 and 2.03 (the "Electing Shares"), the right to retain one fully paid and nonassessable share of Common Stock of the Surviving Corporation (a "Retained Share"); and

          (ii) for each such share of Company Common Stock (other than Retained Shares), the right to receive in cash from the Surviving Corporation following the Merger an amount equal to $14.00 (the "Cash Election Price").

     (d) Cancellation and Retirement of Company Common Stock. As of the Effective Time, all shares of Company Common Stock (other than Excluded Shares and Retained Shares) issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall, to the extent such certificate represents such shares, cease to have any rights with respect thereto, except the right to receive the consideration provided for herein upon surrender of such certificate in accordance with Section 2.04(e).


     SECTION 2.02 COMPANY COMMON STOCK ELECTIONS. (a) Each person who, on or prior to the Election Date (as hereinafter defined), is a record holder of shares of Company Common Stock will be entitled, with respect to all or any portion of its shares, to make an unconditional election (a "Retention Election") on or prior to the Election Date to retain Retained Shares (subject to Section 2.03), on the basis hereinafter set forth.


     (b) Prior to the mailing of the Proxy Statement (as hereinafter defined), Acquisition shall appoint a bank or trust company to act as exchange agent (the "Exchange Agent") for the payment of the Merger Consideration.


     (c) The Company shall prepare and mail a form of election, which form shall be subject to the reasonable approval of Acquisition (the "Form of Election"), with the Proxy Statement to the record holders of Company Common Stock as of the record date for the Stockholders Meeting (as hereinafter defined), which Form of Election shall be used by each record holder of shares of Company Common Stock who wishes to make a Retention Election for any or all shares of Company Common Stock held by such holder, subject to the provisions of Section 2.03 hereof. The Company will use commercially reasonable efforts to make the Form of Election and the Proxy Statement available to all persons who become holders of shares of Company Common Stock during the period between such record date and the Election Date. Any such holder's election to retain Retained Shares shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New York City time on the second business day prior to the date of the Stockholders Meeting (the "Election Date") (unless the Company and Acquisition determine that the Closing is not likely to occur within one business day of the Stockholders Meeting, in which case the Election Date shall be the business day prior to the likely Closing Date; any such determination to be reasonably made), a Form of Election properly completed and signed and accompanied by certificates for the shares of Company Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the Exchange Agent by the third business day after the Election Date).


     (d) A stockholder may revoke a Form of Election by submitting a written notice of revocation to the Exchange Agent provided that such notice is received by the Exchange Agent prior to 5:00 p.m., New York City time on the Election Date. In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by Acquisition and the Company that the Merger has been abandoned. If a Form of Election is revoked, the certificate or certificates (or guarantees of delivery, as appropriate) for the shares of Company Common Stock to which such Form of Election relates shall be promptly returned to the stockholder submitting the same to the Exchange Agent.


     (e) The determination of the Exchange Agent of whether or not Retention Elections have been properly made or revoked pursuant to this Section 2.02 with respect to shares of Company Common Stock and when Retention Elections and revocations were received by it shall be binding on all holders of shares of Company Common Stock. If the Exchange Agent determines that any Retention Election was not properly made with respect to shares of Company Common Stock, such shares shall be treated by the Exchange Agent as shares that were not Electing Shares at the Effective Time, and, subject to Section 2.03, such shares shall be exchanged in the Merger for cash pursuant to Section 2.01(c)(ii). The Exchange Agent shall also make all computations as to the allocation and the proration contemplated by Section 2.03, and any such computation shall be conclusive and binding on the holders of shares of Company Common Stock. The Exchange Agent may, with the mutual agreement of Acquisition and the Company, make such rules as are consistent with this Section 2.02 for the implementation of the elections provided for herein as shall be necessary or desirable fully to effect such elections.

     SECTION 2.03 PRORATION. (a) Notwithstanding anything in this Agreement to the contrary, the aggregate number of shares of Company Common Stock to be retained as Retained Shares at the Effective Time shall be a number of shares equal to not more than 25% (the "Maximum Retention Number") and not less than 7% (the "Minimum Retention Number") of the issued and outstanding shares of Company Common Stock immediately prior to the Effective Time.

     (b) If the number of Electing Shares exceeds the Maximum Retention Number, then each Electing Share shall remain outstanding as a Retained Share or be converted into the right to receive cash in accordance with the terms of
Section 2.01(c) in the following manner:

          (i) a proration factor (the "Non-Cash Proration Factor") shall be determined by dividing the Maximum Retention Number by the total number of Electing Shares;

          (ii) subject to Section 2.04(e), the number of Electing Shares covered by each Retention Election to be retained as Retained Shares shall be determined by multiplying the Non-Cash Proration Factor by the total number of Electing Shares covered by such Retention Election; and

          (iii) all Electing Shares, other than those shares to remain outstanding as Retained Shares in accordance with Section 2.03(b)(ii), shall be converted into cash as if such shares were not Electing Shares in accordance with the terms of Section 2.01(c)(ii).

     (c) If the number of Electing Shares is less than the Minimum Retention Number, then:

          (i) all Electing Shares shall remain outstanding as Retained Shares in accordance with the terms of Section 2.01(c)(i); and

          (ii) additional shares of Company Common Stock other than Electing Shares shall remain outstanding as Retained Shares in accordance with the terms of Section 2.01(c)(i) in the following manner:

     (1) a proration factor (the "Cash Proration Factor") shall be determined by dividing (x) the difference between the Minimum Retention Number and the number of Electing Shares by (y) the total number of outstanding shares of Company Common Stock other than Excluded Shares and Electing Shares; and

     (2) with respect to each outstanding share of Company Common Stock other than the Excluded Shares and Electing Shares, such share shall be converted into the right to receive a fraction of one Retained Share equal to the Cash Proration Factor and an amount of cash equal to the product of (x) the cash Election Price and (y) 1.0 less the Cash Proration Factor.

     SECTION 2.04 EXCHANGE OF CERTIFICATES.

     (a) Exchange Agent. At or prior to the Effective Time, the Surviving Corporation shall deposit with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock other than Excluded Shares, for exchange in accordance with this Article II, the cash portion of the Merger Consideration (such cash consideration being hereinafter referred to as the
"Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions of the Surviving Corporation, make payments of the Cash Election Price out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The funds deposited by the Surviving Corporation with the Exchange Agent shall be derived first from the funds received by Acquisition from the equity financing described in Section 4.08(a), to the extent of such financing, and then, to the extent necessary, from other resources of the Surviving Corporation. The parties shall take all necessary steps to ensure the tracing of such funds, including the segregation of the funds derived by Acquisition from such financing in a separate account and the transfer of funds from such account to the Exchange Agent for purposes of paying the cash portion of the Merger Consideration.

     (b) Exchange Procedures. As soon as practicable (and in no event later than three business days) after the Effective Time, each holder of an outstanding certificate or certificates that prior thereto represented shares of Company Common Stock other than Excluded Shares (the "Certificates") shall, upon surrender to the Exchange Agent of such Certificate or Certificates (or, if such shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares of Company Common Stock on a book-entry account statement (any references herein to "Certificates" shall be deemed to include references to book-entry account statements relating to the ownership of shares of Company Common Stock)) and acceptance thereof by the Exchange Agent, be entitled to a certificate or certificates representing the number of full shares of Surviving Corporation Common Stock, if any, to be retained by the holder thereof as Retained Shares pursuant to this Agreement and the amount of cash, if any, into which the number of shares of Company Common Stock previously represented by such Certificate or Certificates surrendered shall have been converted pursuant to this Agreement or which is payable in respect of fractional shares. The
Exchange Agent shall accept such Certificates upon compliance with the terms and conditions of Section 2.02 and such other reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Notwithstanding anything to the contrary contained in this Section 2.04, the Exchange Agent shall not deliver any Merger Consideration to any holder who is, as of the date hereof, an affiliate of the Company until such holder has delivered the agreement contemplated by Section 5.09. After the Effective Time, there shall be no further transfer on the records of the Company or its transfer agent of Certificates, and if such Certificates are presented to the Company for transfer, they shall be canceled against delivery of the Cash Election Price and, if appropriate, certificates for Retained Shares. If any certificate for such Retained Shares is to be issued in the name of, or if cash is to be remitted to, a person other than the person in whose name the Certificate surrendered for exchange is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Company or its transfer agent any transfer or other taxes required by reason of the remittance of cash to, or the issuance of certificates for such Retained Shares in the name of, a person other than that of the registered holder of the Certificate surrendered, or establish to the satisfaction of the Company or its transfer agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.04(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by Section 2.01. No interest will be paid or will accrue on any cash payable as Merger Consideration or in lieu of any fractional Retained Shares.

     (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Retained Shares represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.04(e) until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the Certificate representing whole Retained Shares, without interest, (i) at the time of such surrender or as promptly after the sale of the Excess Shares (as hereinafter defined) as practicable, the amount of any cash payable in lieu of a fractional Retained Share to which such holder is entitled pursuant to Section 2.04(e) and the proportionate amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Retained Shares, and (ii) at the appropriate payment date, the proportionate amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and payment date subsequent to such surrender payable with respect to such whole Retained Shares.

     (d) No Further Ownership Rights in Company Common Stock Exchanged For Cash. All cash paid upon the surrender for exchange of Certificates representing shares of Company Common Stock in accordance with the terms of this Article II (including any cash paid pursuant to Section 2.04(e)) shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock exchanged for cash theretofore represented by such Certificates.

     (e) No Fractional Shares.

     (i) No certificates representing fractional Retained Share interests shall be issued in connection with the Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of the Surviving Corporation after the Merger.

     (ii) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Retained Share (after taking into account all shares of Company Common Stock delivered by such holder) shall receive, in lieu thereof, a cash payment (without interest), rounded to the nearest cent, representing such holder's proportionate interest in the net proceeds from the sale by the Exchange Agent (following the deduction of applicable transaction costs), on behalf of all such holders, of the Retained Shares (the "Excess Shares") representing such fractions. Such sale shall be made as soon as practicable after the Effective Time.

     (f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for 183 days after the Effective Time shall be delivered to the Surviving Corporation and any holders of shares of Company Common Stock prior to the Merger who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and only as general creditors thereof for payment of the Merger Consideration.

     (g) No Liability. None of Acquisition, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any Retained Shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Surviving Corporation, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, the Surviving Corporation shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.

     (i) Withholding Rights. The Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation.

     (j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such holder of a bond in such reasonable amount as the Surviving Corporation may require as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will remit in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable, and unpaid dividends and distributions on Retained Shares payable in respect thereof, pursuant to this Agreement.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY


     The Company represents and warrants to Acquisition that, except as set forth in the Schedules hereto or the Company SEC Filings:


     SECTION 3.01 ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of South Carolina and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of its properties and assets owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect (as hereinafter defined) on the Company. As used herein, "Material Adverse Effect" shall mean, with respect to any party, a material adverse effect on (i) the business, assets, liabilities, condition (financial or other), prospects or operating results of such party and its subsidiaries, taken as a whole, or (ii) the ability of such party to perform its obligations under this Agreement; provided that changes in the general economy or in the public securities markets shall not, in and of themselves, constitute a Material Adverse Effect. The Company has heretofore made available to Acquisition complete and correct copies of its minute books and its Articles of Incorporation and By-Laws.


     SECTION 3.02 SUBSIDIARIES. (a) Except for shares of, or other ownership interests in, the Subsidiaries (as hereinafter defined), the Company does not own of record or beneficially, directly or indirectly, (i) any shares of outstanding capital stock or securities convertible into or exchangeable or exercisable for capital stock of any other corporation or (ii) any participating interest in any partnership, joint venture or other similar non-corporate business enterprise. Each Subsidiary is a corporation, partnership or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate, partnership or limited liability company power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. Each Subsidiary is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of its properties and assets owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect on the Company. Each Subsidiary and its jurisdiction of incorporation or organization is identified in the Company's Annual Report on Form 10-K for the year ended December 31, 1998. The Company has heretofore made available to Acquisition complete and correct copies of the minute books and the charter and by-laws (or other organizational documents) of all Subsidiaries.


     (b) All the outstanding shares of capital stock of, or other ownership interests in, each Subsidiary are validly issued, fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights) and are owned by the Company or by a wholly-owned Subsidiary of the Company, free and clear of any liens, claims, charges, encumbrances or adverse claims ("Liens"), and there are no proxies outstanding or restrictions on voting with respect to any such shares.


     (c) For purposes of this Agreement, the term "Subsidiary" shall mean any corporation or other business entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time owned by the Company and/or one or more other Subsidiaries.


     SECTION 3.03 AUTHORITY RELATIVE TO AGREEMENTS. The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the approval and adoption of this Agreement by a two-thirds vote of the stockholders of the Company, to 11 perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by the Company's Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby, other than the approval and adoption of this Agreement by a two-thirds vote of the stockholders of the Company. This Agreement has been duly executed and delivered by the Company and, subject to such stockholder approval, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

     SECTION 3.04 NON-CONTRAVENTION. The execution and delivery of this Agreement by the Company do not and the consummation by the Company of the transactions contemplated hereby will not (i) conflict with any provision of the Articles of Incorporation or By-Laws of the Company; (ii) except as set forth on Schedule 3.04, result (with the giving of notice or the lapse of time or both) in any violation of or default or loss of a benefit under, or permit the acceleration or termination of any obligation under, any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any Subsidiary or their respective properties; or (iii) result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any asset of the Company or any Subsidiary; other than (in the case of clauses (ii) and (iii) above) such as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

     SECTION 3.05 CAPITALIZATION. The authorized capital stock of the Company consists of (i) 75,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of Special Stock, $.01 par value ("Special Stock"). As of March 27, 2000, 35,586,100 shares of Company Common Stock were issued and outstanding, all of which were duly and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive or similar right and no shares of Company Common Stock were held in the Company's treasury. No shares of Special Stock are outstanding. Each of the Company's stock option or restricted stock plans (the "Company Stock Plans") and options to acquire shares of Company Common Stock or shares of restricted stock of the Company outstanding on the date hereof (the "Company Stock Rights"), including, without limitation, information concerning the date of vesting of such options or the lapse of restrictions on such restricted stock, strike prices of such options and the acceleration of such vesting or removal of such restrictions, in either case, by virtue of the Merger or the other transactions contemplated hereby, are set forth on Schedule 3.05. As of March 27, 2000, 8,087,433 shares of Company Common Stock were reserved for issuance under the Company Stock Plans. Except for options to purchase an aggregate 7,134,633 shares of Company Common Stock granted pursuant to the Company Stock Plans, and except as set forth on
Schedule 3.05, no subscription, warrant, option, convertible security, stock appreciation or other right (contingent or other) to purchase or acquire, or any securities convertible into or exchangeable or exercisable for, any shares of or other interest in any class of capital stock of the Company or any Subsidiary is authorized or outstanding and there is not any commitment of the Company or any Subsidiary to issue, or register under the Securities Act, any shares, warrants, options or other such rights or to distribute to holders of any class of its capital stock any evidences of indebtedness or assets. Neither the Company nor any Subsidiary has any obligation (contingent or other) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof. Except as set forth on Schedule 3.05, the Company is not party to or aware of any agreement relating to the voting or transfer of Company Common Stock.

     SECTION 3.06 SEC FILINGS. The Company has made available to Acquisition true and complete copies of each form, report, schedule, definitive proxy statement and registration statement filed by the Company with the Securities and Exchange Commission (the "SEC") subsequent to January 1, 1998 and on or prior to the date hereof (collectively, the "Company SEC Filings"), which are all forms, reports, schedules, statements and other documents (other than preliminary material) that the Company was required to file with the SEC. The Company SEC Filings (including, without limitation, any financial statements or schedules included therein) (i) were prepared in compliance with the requirements of the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act"), or the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), as the case may be, and (ii) did not at the time of filing (or if amended, supplemented or superseded by a filing prior to the date hereof, on the date of that filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Subsidiaries is required to file any forms, reports, schedules, statements or other documents with the SEC.

     SECTION 3.07 FINANCIAL STATEMENTS. The consolidated balance sheet of the Company as of December 31, 1999 (the "Audited Balance Sheet") and the related statements of operations, cash flows and changes in stockholders equity for the year then ended, certified by PricewaterhouseCoopers, LLP (the "1999 Financials"), and the consolidated financial statements of the Company included in the Company SEC Filings have been prepared in accordance with generally accepted accounting principles consistently applied and consistent with prior periods, subject, in the case of unaudited interim consolidated financial statements, to year-end adjustments (which consist of normal recurring accruals) and the absence of certain footnote disclosures. The consolidated balance sheets of the Company included in the 1999 Financials and the Company SEC Filings fairly present the consolidated financial position of the Company as of their respective dates, and the related consolidated statements of operations, cash flows and stockholders' equity included in the 1999 Financials and the Company SEC Filings fairly present the consolidated results of operations of the Company for the respective periods then ended, subject, in the case of unaudited interim financial statements, to year-end adjustments (which consist of normal recurring accruals) and the absence of certain footnote disclosures. None of the Company and its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of a nature required by generally accepted accounting principles to be reflected in a consolidated balance sheet (or reflected in the notes thereto), except for those (i) that are accrued or reserved against in the Company's financial statements (or reflected in the notes thereto) included in the 1999 Financials, (ii) that were incurred subsequent to December 31, 1999 in the ordinary course of business and consistent with past practice, or (iii) that would not have a Material Adverse Effect on the Company.

     SECTION 3.08 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Company SEC Filings or as set forth on Schedule 3.08, since December 31, 1999, neither the Company nor any Subsidiary has (i) issued any stock, bonds or other corporate securities, (ii) borrowed any amount or incurred any material liabilities (absolute or contingent), except in the ordinary course of business, (iii) discharged or satisfied any lien or incurred or paid any obligation or liability (absolute or contingent) other than current liabilities shown on the consolidated balance sheet of the Company as of December 31, 1999 and current liabilities incurred since the date of such balance sheet in the ordinary course of business, (iv) declared or made any payment or distribution to stockholders or purchased or redeemed any shares of its capital stock or other securities, (v) mortgaged, pledged or subjected to Lien any of its assets, tangible or intangible, other than Liens for current real property taxes not yet due and payable, (vi) sold, assigned or transferred any of its tangible assets, or canceled any debts or claims, except in the ordinary course of business or as otherwise contemplated hereby, (vii) sold, assigned or transferred any patents, trademarks, trade names, copyrights, trade secrets or other intangible assets, (viii) made any changes in officer or executive compensation, (ix) waived any rights of substantial value, whether or not in the ordinary course of business, (x) entered into any transaction, except in the ordinary course of business or as otherwise contemplated hereby, (xi) agreed, in writing or otherwise, to take any of the actions listed in clauses
(i) through (x) above, or (xii) suffered any Material Adverse Effect.

     SECTION 3.09 GOVERNMENTAL APPROVALS. No consent, approval, order or authorization of, or registration, declaration or filing with, any federal, state, local or foreign governmental or regulatory authority ("Governmental Entity") is required to be made or obtained by the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (i) compliance by the Company with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the filing of articles of merger with the Secretary of State of the State of South Carolina in accordance with the SCBCA, (iii) the filing with the SEC of (1) a proxy statement in definitive form for distribution to the stockholders of the Company in advance of the Stockholders Meeting in accordance with Regulation 14A promulgated under the Exchange Act (such proxy statement, as amended or supplemented from time to time, being herein referred to as the "Proxy Statement"), (2) a registration statement on Form S-4 pursuant to the Securities Act in connection with the registration of Retained Shares pursuant to the Merger (such registration statement, as amended or supplemented from time to time, being herein referred to as the "Registration Statement") and (3) such reports under and such other compliance with the Exchange Act and Securities Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as are listed on Schedule 3.09 and (v) such consents, approvals, orders or authorizations which if not obtained, or registrations, declarations or filings which if not made, would not materially adversely affect the ability of the Company to consummate the transactions contemplated hereby or the ability of the Surviving Corporation or any Subsidiary to conduct its business after the Effective Time substantially as currently conducted by the Company or such Subsidiary.

     SECTION 3.10 COMPLIANCE WITH LAWS; NO DEFAULT. (a) Neither the Company nor any Subsidiary is in default under or in violation of any order of any court, governmental authority or arbitration board or tribunal to which the Company or such Subsidiary is or was subject or in violation of any laws, ordinances, governmental rules or regulations (including, but not limited to, those relating to export controls, labor and employment matters and foreign corrupt practices) to which the Company or any Subsidiary is or was subject, except for such defaults or violations that, in the aggregate, would not have a Material Adverse Effect on the Company. Neither the Company nor any Subsidiary has failed to obtain any licenses, permits, franchises or other governmental authorizations necessary to the ownership of its properties or to the conduct of its business, which failure would have a Material Adverse Effect on the Company, and, after giving effect to the transactions contemplated hereby, all such licenses, permits, franchises and other governmental authorizations will continue to be valid and in full force and effect.

     (b) Except (i) as set forth on Schedule 3.10, no violation of, default or event of default under, loss of benefit under, or right to terminate or accelerate (a "Violation") exists (and no event has occurred which, with notice or the lapse of time or both, would constitute a Violation) of any term, condition or provision of (A) the certificate or articles of incorporation or by-laws (or other organizational documents) of the Company or any of its Subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, obligation or commitment, instrument, permit, concession, franchise or license to which the Company or any of its Subsidiaries is now a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound except in the case of
(A) and (B) for Violations which, in the aggregate, would not have a Material Adverse Effect on the Company.

     SECTION 3.11 INFORMATION SUPPLIED. None of the information to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement will, in the case of the Registration Statement, at the time it is filed with the SEC, at the time it becomes effective under the Securities Act and at the Effective Time, or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and such amendment or supplement thereto, and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding anything to the contrary, no representation is made by the Company with respect to statements made in either the Proxy Statement or the Registration Statement based on information supplied by Acquisition or its representatives for inclusion.

     SECTION 3.12 LITIGATION. Except as set forth on Schedule 3.12, there is no action, suit, investigation, proceeding or claim pending or, to the best knowledge of the Company, threatened against or affecting the Company or any Subsidiary, or their respective properties or rights, before any court or governmental body or arbitration board or tribunal, either alone or together with other similar actions, the outcome of which could reasonably be expected to have a Material Adverse Effect on the Company.

     SECTION 3.13 INTELLECTUAL PROPERTY; COMPUTER SOFTWARE.

     (a) Patents, Trademarks, Tradenames, Etc. Schedule 3.13 lists all material trademarks, trade names, service marks, service names, brand names, copyrights and patents, registrations thereof and applications therefor, owned by the Company or the Subsidiaries. All such trademarks, trade names, service marks, service names, brand names, copyrights, patents and registrations thereof and applications therefor are owned by, and may be used by, the Company or the appropriate Subsidiary free and clear of any third party rights, liens, claims, security interests or encumbrances, except for license rights granted to third parties in the ordinary course of business of the Company and the Subsidiaries. Except as disclosed on Schedule 3.13, neither the Company nor any of the Subsidiaries is violating the rights in any trademark, trade name, service mark, service name, copyright, patent, trade secret, know-how or other intangible right (collectively, "Intangible Rights") of any third party, except where such violation would not have a Material Adverse Effect on the Company. Except as disclosed on Schedule 3.13, upon consummation of the Merger, the Company and the Subsidiaries will continue to own or have the right to use all Intangible Rights necessary to conduct their respective businesses (other than any such Rights, the absence of which would not have a Material Adverse Effect on the Company).

     (b) Owned Software. Schedule 3.13 also lists all software owned by the Company that is currently licensed to third parties by the Company or the Subsidiaries (the "Owned Software"). Except as disclosed on Schedule 3.13, (i) the Company or one of the Subsidiaries has sole title to the Owned Software, free of all claims including claims or rights of employees, independent contractors, agents, consultants or other parties involved in the development, creation, marketing, maintenance, enhancement or licensing of such Software;
(ii) the Owned Software does not contain any Licensed Software (as hereinafter defined) or any other software (other than third party operating systems), or derivatives of any of the foregoing; and (iii) the Company has the right to use, market, distribute, sublicense, modify and copy the Owned Software, free and clear of any limitations or encumbrances (including any obligations to pay royalties). Schedule 3.13 also lists all the licensees of the Owned Software. Except as disclosed on Schedule 3.13, the Company is not infringing any Intangible Rights of any other person with respect to the Owned Software, and, to the best knowledge of the Company, no other person is infringing any Intangible Rights of Company with respect to the Owned Software.

     (c) Licensed Software. Schedule 3.13 lists all material software (other than off-the-shelf or otherwise readily commercially available software) for which the Company or one of the Subsidiaries is a licensee, lessee or otherwise has obtained from a third party the right to use, market, distribute, sublicense or otherwise transfer the right to use such software (the "Licensed Software"). The Company and the Subsidiaries have made use of all copies of the Licensed Software in their possession as permitted by the respective license agreements in all material respects. Except as disclosed on Schedule 3.13, the Company and the Subsidiaries have complied with all material provisions of the license, lease or other similar agreement pursuant to which they have rights to use the Licensed Software, except where non-compliance would not have a Material Adverse Effect on the Company.

     (d) Software Used in Business. The transactions contemplated hereby will not cause a breach of, default under or otherwise trigger a right to terminate the license agreement by which the Company or one of the Subsidiaries licenses any Licensed Software or Owned Software or impair the Company's or the relevant Subsidiary's ability to use the Licensed Software or license the Owned Software in the same manner as such Software is currently used or licensed in the business of the Company and the Subsidiaries, except where such breach, default or right would not have a Material Adverse Effect on the Company.

     (e) Contracts. The Company or one of the Subsidiaries and, to the best knowledge of the Company, the other parties to any contract under which the Company or such Subsidiary is the licensor, lessor or has otherwise granted the rights to use any Owned Software are in compliance therewith and are not in breach of their obligations with respect thereto, except where non-compliance or breach would not have a Material Adverse Effect on the Company.

     (f) Viruses. To the best knowledge of the Company, (x) there are no viruses in the Owned Software and there are no defects in the Owned Software that would prevent such software from performing in all material respects the tasks and functions that it was intended to perform except those that can be cured or otherwise corrected without a Material Adverse Effect on the Company and (y) the Owned Software is free from any problems associated with changes in the calendar date from December 31, 1999 to January 1, 2000 and no material customer of the Company or any Subsidiary has experienced any problems associated with changes in the calendar date from December 31, 1999 to January 1, 2000 that would have a Material Adverse Effect on the Company.

     SECTION 3.14 TRADE SECRETS. Since December 31, 1998, no third party has claimed or notified the Company or any Subsidiary that any person employed by or otherwise affiliated with the Company or any Subsidiary has, in respect of his or her activities to date, violated any of the terms or conditions of his or her employment contract with any third party, or disclosed or utilized any trade secrets or proprietary information or documentation of any third party, or interfered in the employment relationship between any third party and any of its employees, and to the knowledge of the Company, no person employed by or otherwise affiliated with the Company or any Subsidiary has employed any trade secrets or any information or documentation proprietary to any former employer, or violated any confidential relationship which such person may have had with any third party, in connection with the development or sale of any products of the Company or any Subsidiary.

     SECTION 3.15 SEVERANCE ARRANGEMENTS. Except as set forth on Schedule 3.15, neither the Company nor any Subsidiary is party to any agreement with any employee (i) the benefits of which (including, without limitation, severance benefits) are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any Subsidiary of the nature of any of the transactions contemplated by this Agreement or (ii) providing severance benefits in excess of those generally available under the Company's severance policies as in effect on the date hereof (which are described on Schedule 3.15), or which are conditioned upon a change of control, after the termination of employment of such employees regardless of the reason for such termination of employment. Except as set forth on Schedule 3.15, neither the Company nor any Subsidiary is a party to any employment agreement or compensation guarantee extending for a period longer than one year from the date hereof.

     SECTION 3.16 TAXES. (a) Except as set forth on Schedule 3.16, each of the Company and its Subsidiaries has (i) timely filed all material Tax Returns (as hereinafter defined) required to be filed by it in respect of any Taxes (as hereinafter defined), which Tax Returns were true, correct and complete in all material respects, (ii) timely paid or withheld all material Taxes that are due and payable with respect to the Tax Returns referred to in clause (i) (other than Taxes that are being contested in good faith by appropriate proceedings and are adequately reserved for in the Company's most recent consolidated financial statements included in the Company SEC Filings), (iii) established reserves that are adequate for the payment of all material Taxes not yet due and payable with respect to the results of operations of the Company and the Subsidiaries through the date hereof, and (iv) to the best knowledge of the Company, complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has timely withheld from employee wages and paid over to the proper governmental authorities all material amounts required to be so withheld and paid over.

     (b) Except  as  set  forth  on  Schedule  3.16, (i) there is no deficiency, claim, audit, action, suit, proceeding or investigation now pending or threatened against or with respect to the Company or any Subsidiary in respect of any material Taxes, and (ii) there are no requests for rulings or determinations in respect of any Taxes pending between the Company or any Subsidiary and any taxing authority.

     (c) Except as set forth on Schedule 3.16, within the last five years, neither the Company nor any Subsidiary has been a member of an affiliated group filing consolidated, combined or unitary Tax

Returns other than a group for which the Company was the common parent and (ii) neither the Company nor any Subsidiary has any material liability for Taxes of any other person under Treasury regulations Section 1.1502-6, as a transferee or successor, by contract or otherwise.

     (d) Except as set forth on Schedule 3.16, neither the Company nor any Subsidiary has executed or entered into (or prior to the Effective Time will execute or enter into) with the Internal Revenue Service or any taxing authority (i) any agreement or other document extending or having the effect of extending the period for assessments or collection of any material Taxes for which the Company or any Subsidiary would be liable, which period has not since expired, or (ii) a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision thereof or any similar provision of foreign, state or local Tax law that relates to the assets or operations of the Company or any Subsidiary.

     (e) For purposes of this Agreement, "Tax" (and with correlative meaning, "Taxes") shall mean all federal, state, local, foreign or other taxing authority net income, franchise, sales, use, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, alternative or add-on minimum, stamp, occupation, premium, environmental or windfall profits taxes, and other taxes, charges, fees, levies, imposts, customs, duties, licenses or other assessments, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

     (f) For purposes of this Agreement, "Tax Return" means all federal, state, local and foreign tax returns, estimates, information statements and reports relating to Taxes.

     SECTION 3.17 EMPLOYEE BENEFIT PLANS. (a) Except as set forth on Schedule 3.17, each of the Company and the Subsidiaries has complied and currently is in compliance in all material respects, both as to form and operation, with the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code with respect to each "employee benefit plan" as defined under Section 3(3) of ERISA (a "Plan") which the Company or any Subsidiary (i) has ever adopted, maintained, established or to which any of the same has been required to contribute to or has ever contributed or (ii) currently maintains or to which any of the same currently contributes or is required to contribute or (iii) currently participates in or is required to participate in.

     (b) Except as set forth on Schedule 3.17, neither the Company nor any Subsidiary has ever maintained, adopted or established, contributed or been required to contribute to, or otherwise participated in or been required to participate in, a "multiemployer plan" (as defined in Section 3(37) of ERISA). No amount is due or owing from the Company or any of the Subsidiaries on account of a "multiemployer plan" (as defined in Section 3(37) of ERISA) or on account of any withdrawal therefrom.

     (c) Other than routine claims for benefits and liability for premiums due to the Pension Benefit Guaranty Corporation, neither the Company nor any Subsidiary has incurred any material liability with respect to a Plan that is currently due and owing and has not yet been satisfied, including, without limitation, under ERISA (including, without limitation, Title I or Title IV thereof), the Code or other applicable law, and no event has occurred, and, to the best knowledge of the Company, there exists no condition or set of circumstances (other than the accrual of benefits under the normal terms of the Plans), that could result in the imposition of any material liability on the Company or any Subsidiary with respect to a Plan, including, without limitation, under ERISA (including, without limitation, Title I or Title IV of ERISA), the Code or other applicable law with respect to a Plan.

     (d) Except as required by applicable law or as set forth on Schedule 3.17, neither the Company nor any Subsidiary has committed itself, orally or in writing, (x) to provide or cause to be provided to any person any payments or provision of any "welfare" or "pension" benefits (as defined in Sections 3(1)
and 3(2) of ERISA) in addition to, or in lieu of, those payments or benefits set forth under any Plan, (y) to continue the payment of, or accelerate the payment of, benefits under any Plan, except as expressly set forth thereunder, or (z) to provide or cause to be provided any severance or other post-employment benefit, salary continuation, termination, disability, death, retirement, health or medical benefit to any person (including, without limitation, any former or current employee), except as set forth under any Plan.

     SECTION 3.18 ENVIRONMENTAL MATTERS. Each of the Company and the Subsidiaries conducts its business and operations in material compliance with all applicable environmental laws, ordinances and regulations, and neither the Company nor any Subsidiary has received notice of any claim, action, suit, proceeding, hearing or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant, or hazardous or toxic material or waste (collectively, an "Environmental Event") by the Company or any Subsidiary, the outcome of which could reasonably be expected to have a Material Adverse Effect on the Company. To the best knowledge of the Company, no notice of any material Environmental Event was given to any person or entity that occupied any of the premises occupied by or used by the Company or any Subsidiary prior to the date such premises were so occupied. Without limiting the generality of the foregoing, to the best knowledge of the Company, neither the Company nor any Subsidiary has disposed of or placed on or in any property or facility used in its business any waste materials, hazardous materials or hazardous substances in violation of law, which would have a Material Adverse Effect on the Company.

     SECTION 3.19 CUSTOMER RELATIONSHIPS. Except as set forth on Schedule 3.19, neither the Company nor any Subsidiary has, since January 1, 1999, lost, or been notified that it will lose or suffer diminution in its relationship with any material customer, and, to the best knowledge of the Company, no representative of any customer has notified the Company or any Subsidiary that, in the event of a change of ownership of the Company such as contemplated by this Agreement, the Company or any Subsidiary would, lose or suffer diminution in its relationship with any material customer.

     SECTION 3.20 CERTAIN TRANSACTIONS. Except as disclosed in the Company SEC Filings or as set forth on Schedule 3.20, there are no material transactions or arrangements between the Company or any Subsidiary and (i) any director or executive officer of the Company or (ii) any other person or entity controlling or under common control with the Company.

     SECTION 3.21 TITLE TO PROPERTIES; ABSENCE OF LIENS AND ENCUMBRANCES. Except as reflected in the Audited Balance Sheet (including any related notes thereto), as set forth on Schedule 3.21 or with respect to assets disposed of since December 31, 1999 in the ordinary course of business and consistent with past practice, each of the Company and the Subsidiaries has good and valid title to all its owned assets and properties, in each case free and clear of all liens, claims, charges, security interests or other encumbrances, other than (x) liens for taxes not yet delinquent or (y) security interests securing indebtedness not in default for the purchase price of or lease rental payments on property purchased or leased under capital lease arrangements in the ordinary course of business or (z) such imperfections and irregularities of title or Liens as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, in either case in such a manner as to have a Material Adverse Effect on the Company. Any real property and buildings held under lease by the Company or any of the Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and would not individually or in the aggregate have a Material Adverse Effect on the Company and do not interfere with the use made and proposed to be made of such property and buildings.

     SECTION 3.22 INSURANCE. Schedule 3.22 sets forth a list of all material insurance policies of the Company and the Subsidiaries (the "Insurance Policies"). The Insurance Policies are in full force and effect and provide insurance in such amounts and against such risks as are customary for companies of similar size in the same business as the Company and the Subsidiaries. All premiums with respect to the Insurance Policies have been paid, and no notice of cancellation or termination has been received with respect to any such Insurance Policy. With respect to each of the litigation matters set forth on
Schedule 3.12, no carrier of any Insurance Policy has asserted any denial of coverage. The Insurance Policies will remain in full force and effect and will not in any way be affected by, or terminate or lapse by reason of, any of the transactions contemplated hereby.

     SECTION 3.23 STATE TAKEOVER STATUTES; CERTAIN CHARTER PROVISIONS. Prior to the date hereof, the Board of Directors of the Company has approved this Agreement and the Merger and the other transactions contemplated hereby, and such approval is sufficient to render inapplicable to the Merger the provisions of Title 35 of the South Carolina Code and the provisions of Article 9(j) of the Company's Articles of Incorporation.

     SECTION 3.24 OPINION OF FINANCIAL ADVISOR. The Company has received the opinion of Credit Suisse First Boston Corporation, dated March 30, 2000, substantially to the effect that the consideration to be received in the Merger by the holders of Company Common Stock is fair to such holders from a financial point of view, a copy of which opinion has been delivered to Acquisition.

     SECTION 3.25 BROKERS. No person is entitled to any brokerage or finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement and as a result of any action taken by or on behalf of the Company, other than Credit Suisse First Boston Corporation pursuant to an engagement letter dated March 17, 2000, a copy of which has been furnished to Acquisition.


                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF ACQUISITION

     Acquisition represents and warrants to the Company as follows:

     SECTION 4.01 ORGANIZATION AND QUALIFICATION. Acquisition is a corporation duly organized, validly existing and in good standing under the laws of the State of South Carolina and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. Acquisition is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of its properties and assets owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect on Acquisition.

     SECTION 4.02 CAPITAL STRUCTURE. As of the date of this Agreement, the authorized capital stock of Acquisition consists of 1,000 shares of Acquisition Common Stock, 1,000 shares of which have been validly issued and are fully paid, nonassessable and owned of record and beneficially by Welsh, Carson, Anderson & Stowe VIII, L.P. ("WCAS VIII"). Immediately prior to the Effective Time, the authorized capital stock of Acquisition will consist of (1)
100,000,000 shares of Acquisition Common Stock and (2) 5,000,000 shares of Preferred Stock, par value $.01 per share, of which (i) between 24,261,429 shares and 30,671,429 shares (depending on the number of Retained Shares) of Acquisition Common Stock will be validly issued, fully paid and nonassessable and owned of record and beneficially by WCAS VIII and/or its co-investors and
(ii) 1,785,714 shares of Acquisition Common Stock will be validly issued, fully paid and nonassessable and owned of record and beneficially by WCAS Capital Partners III, L.P. ("WCAS CP III").

     SECTION 4.03 AUTHORIZATION OF AGREEMENT, NON-CONTRAVENTION, ETC. Acquisition has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Acquisition and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate and stockholder action on the part of Acquisition. This
Agreement has been duly executed and delivered by Acquisition and constitutes the legal, valid and binding obligation of Acquisition, enforceable against Acquisition in accordance with its terms. The execution and delivery of this Agreement by Acquisition does not, and the consummation by Acquisition of the transactions contemplated hereby will not, (i) conflict with any provision of the Articles of Incorporation or By-Laws of Acquisition; (ii) result (with the giving of notice or the lapse of time or both) in any violation of or default or loss of a benefit under, or permit the acceleration of any obligation under any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquisition or its properties; or
(iii) result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any asset of Acquisition, other than (in the case of clauses (ii) and (iii) above) such as would not, individually or in the aggregate, have a Material Adverse Effect on Acquisition. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be made or obtained by Acquisition in connection with the execution and delivery of this Agreement by Acquisition or the consummation by Acquisition of the transactions contemplated hereby, except for (i) compliance by Acquisition with the HSR Act and (ii) the filing of articles of merger with the Secretary of State of the State of South Carolina in accordance with the SCBCA.


     SECTION 4.04 INFORMATION SUPPLIED. None of the information to be supplied by Acquisition for inclusion in the Proxy Statement or the Registration Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (i) in the case of the Proxy Statement, at the date the Proxy Statement is first mailed to the stockholders of the Company or at the time of the Stockholders Meeting, or (ii) in the case of the Registration Statement at the time of the filing of the Registration Statement with the SEC at the time it becomes effective under the Securities Act and at the time of any distribution thereof. The representations and warranties contained in this
Section 4.04 do not apply to statements or omissions included in the Proxy Statement and/or the Registration Statement based upon information supplied by the Company for inclusion or incorporation by reference therein.


     SECTION   4.05   SUBSIDIARIES.   Acquisition  does  not  own,  directly  or
indirectly, any capital stock or other ownership interest in any person.


     SECTION 4.06 INTERIM OPERATIONS OF ACQUISITION. Acquisition was formed on March 22, 2000 solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby. Except for (i) obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated hereby and (ii) this Agreement and any other agreements or arrangements contemplated hereby or in furtherance of the transactions contemplated hereby, Acquisition has not incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.


     SECTION 4.07 BROKERS. No person is entitled any brokerage, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement and as a result of any action taken by or on behalf of Acquisition or any of its affiliates, other than Donaldson, Lufkin & Jenrette pursuant to an engagement letter dated March 10, 2000, a copy of which has been furnished to the Company.


     SECTION   4.08   FINANCING.  (a)  Acquisition  has  received  and  executed commitment letters, each dated as of the date hereof (the "WCAS Commitment Letters"), from (i) WCAS VIII, pursuant to which WCAS VIII has committed, subject to the terms and conditions set forth therein, to provide to
Acquisition between $339.7 million and $429.4 million in common equity financing, depending on the number of Retained Shares, and (ii) WCAS CP III, pursuant to which WCAS CP III has committed, subject to the terms and conditions set forth therein, to purchase from (x) the Surviving Corporation, for a purchase price of $150 million, $175 million in aggregate principal amount of subordinated notes of the Surviving Corporation and (y) Acquisition, for a purchase price of $24,999,996, 1,785,714 shares of Company Common Stock. In addition, WCAS VIII has received and executed a commitment letter dated March 30, 2000 from DLJ Capital Funding, Inc. ("DLJ") (the "DLJ Commitment Letter," and together with the WCAS Commitment Letters, the "Commitment Letters"), pursuant to which DLJ has committed, subject to the terms and condition set forth therein, to provide to the Company $250 million in senior debt financing to complete the transactions contemplated hereby. True and complete copies of the Commitment Letters have been furnished to the Company. WCAS VIII or Acquisition, as the case may be, has fully paid any and all commitment fees or other fees required by such Commitment Letters to be paid as of the date hereof (and will duly pay any such fees after the date hereof); provided that, if the Merger is consummated, the Surviving Corporation will reimburse WCAS VIII for such commitment fees or other fees required by such Commitment Letters. The Commitment Letters are valid and in full force and effect and no event has occurred which (with or without notice, lapse of time or both) would constitute a default thereunder on the part of Acquisition or WCAS VIII, as the case may be, or would adversely affect the probability that the financing to be provided pursuant to such Commitment Letters (the "Financing") will actually be funded.

     (b) The Commitment Letters have been obtained, subject to the terms and conditions thereof, to pay (or provide funds for the Surviving Corporation to pay) the Cash Election Price pursuant to the Merger, to refinance any indebtedness of the Company and its Subsidiaries that may become due as a result of the transactions contemplated by this Agreement, to pay all related fees and expenses, and to provide additional financing for future working capital and general corporate needs of the Company and its Subsidiaries. It is the good faith belief of Acquisition, as of the date hereof, that the Financing will be obtained, and Acquisition will use its commercially reasonable efforts to fulfill or cause to be fulfilled all of the conditions precedent thereto that are contained in the Commitment Letters. If the Financing is not available, Acquisition shall use its commercially reasonable efforts to obtain other financing (on terms no more burdensome in any material respect than those set forth in the Commitment Letters) to consummate the transactions contemplated hereby.



                                   ARTICLE V

                              CERTAIN AGREEMENTS

     SECTION 5.01 CONDUCT OF THE COMPANY'S BUSINESS. The Company covenants and agrees that, prior to the Effective Time, unless Acquisition shall otherwise consent in writing (such consent not to be unreasonably withheld or delayed) or as set forth in Schedule 5.01 or as otherwise expressly contemplated by this
Agreement:

          (a) the business of the Company and the Subsidiaries shall be conducted only in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business and consistent with past practice;

          (b) neither the Company nor any Subsidiary shall, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber (or permit any Subsidiary to sell, pledge, dispose of or encumber) any assets of the Company or any Subsidiary, except inventory, immaterial assets or in the ordinary course of business and consistent with past practice; (ii) except as contemplated hereby, amend or propose to amend its Certificate or Articles of Incorporation or By-Laws (or similar organizational documents); (iii) split, combine or reclassify any outstanding shares of its capital stock, or declare, set aside or pay any dividend payable in cash, stock, property or otherwise with respect to such shares (except for any dividends paid in the ordinary course to the Company or to any wholly-owned Subsidiary); (iv) redeem, purchase, acquire or offer to acquire (or permit any Subsidiary to redeem, purchase, acquire or offer to acquire) any shares of its capital stock; or (v) enter into any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this paragraph (b);

          (c) neither the Company nor any Subsidiary shall (i) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or securities convertible or exchangeable for, or any options, warrants or rights of any kind to acquire any shares of, its capital stock of any class or other property or assets whether pursuant to the Company Stock Plans or otherwise; provided that the Company may issue shares of Company Common Stock upon the exercise of currently outstanding Company Stock Rights that are stock options and may, as previously authorized by the Company's Board of Directors, grant options for up to 727,325 shares of Company Common Stock at an exercise price equal to the market price of the Company Common Stock 48 hours after public announcement of the Company's results of operations for fiscal 1999; (ii) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof (except an existing wholly-owned Subsidiary); (iii) incur any indebtedness for borrowed money or issue any debt securities in an amount exceeding $100,000 in the aggregate, except for working capital loans in the ordinary course of business; (iv) enter into or modify any material contract, lease, agreement or commitment, except in the ordinary course of business and consistent with past practice; (v) terminate, modify, assign, waive, release or relinquish any contract rights or amend any material rights or claims not in the ordinary course of business or (vi) settle or compromise any claim, action, suit or proceeding pending or threatened against the Company, or, if the Company may be liable or obligated to provide indemnification, against the Company's directors or officers, before any court, governmental agency or arbitrator, except in the ordinary course of business; provided that nothing herein shall require any action that might impair or otherwise affect the obligation of any insurance carrier under any insurance policy maintained by the Company;

          (d) neither the Company nor any Subsidiary shall grant any increase in the salary or other compensation of its employees except (i) pursuant to the terms of employment agreements in effect on the date hereof and previously disclosed to Acquisition and (ii) in the case of employees who are not executive officers of the Company, in the ordinary course of business and consistent with past practice, or grant any bonus to any employee other than bonuses that are immaterial in amount to employees who are not executive officers of the Company or enter into any employment agreement or make any loan to or enter into any material transaction of any other nature with any employee of the Company or any Subsidiary;

          (e) neither the Company nor any Subsidiary shall (except for salary increases for employees who are not executive officers of the Company in the ordinary course of business and consistent with past practice) adopt or amend, in any respect, except as contemplated hereby or as may be required by applicable law or regulation, any collective bargaining, bonus, profit sharing, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund, plan or arrangement for the benefit or welfare of any directors, officers or employees (including, without limitation, any such plan or arrangement relating to severance or termination pay);

          (f) neither the Company nor any Subsidiary shall take any action that would make any representation or warranty of the Company hereunder inaccurate in any respect at, or as of any time prior to, the Effective
     Time, or omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time; and

          (g) each of the Company and the Subsidiaries shall use its best efforts, to the extent not prohibited by the foregoing provisions of this
     Section 5.01, to maintain its relationships with its suppliers and customers, and if and as requested by Acquisition, (i) the Company shall use its best efforts to make reasonable arrangements for representatives of Acquisition to meet with customers and suppliers of the Company or any Subsidiary and (ii) the Company shall schedule, and the management of the Company shall participate in, meetings of representatives of Acquisition with employees of the Company or any Subsidiary.

     SECTION 5.02 STOCKHOLDER APPROVAL. (a) As soon as reasonably practicable, the Company shall take all action necessary in accordance with the SCBCA and its Articles of Incorporation and By-Laws to call, give notice of and convene a meeting (the "Stockholders Meeting") of its stockholders to consider and vote upon the approval and adoption of this Agreement and the Merger and for such other purposes as may be necessary or desirable. The Board of Directors of the Company has determined that the Merger is advisable and in the best interests of the stockholders of the Company and shall, subject to its fiduciary duties as determined in good faith by the Board of Directors after consultation with counsel, recommend that the stockholders of the Company vote to approve and adopt this Agreement and the Merger and any other matters to be submitted to stockholders in connection therewith.

     (b) The Company shall, as promptly as practicable, prepare and file with the SEC the Proxy Statement and the Registration Statement (in which the Proxy Statement will be included). The Company shall use its best efforts to have or cause the Registration Statement declared effective as promptly as practicable, including, without limitation, causing its accountants to deliver necessary or required instruments such as opinions and certificates, and will take any other action required or necessary to be taken under federal or state securities laws or otherwise in connection with the registration process and will give Acquisition prompt notice of such effectuation. The Company will use its best efforts to cause the Proxy Statement to be mailed to stockholders of the Company at the earliest practicable date and shall use its best efforts to hold the Stockholders Meeting as soon as practicable after the date hereof.

     (c) The Company shall notify Acquisition of the receipt of any comments of the staff of the SEC and of any requests by the staff for amendments or supplements to the Proxy Statement or the Registration Statement, or for additional information, and shall promptly supply Acquisition with copies of all correspondence between the Company (or its representatives) and the staff of the SEC with respect thereto. If, at any time prior to the Stockholders Meeting, any event should occur relating to or affecting the Company or Acquisition, or to their respective officers or directors, which event should be described in an amendment or supplement to the Proxy Statement or the Registration Statement, the parties shall promptly inform one another and shall cooperate in promptly preparing, filing and clearing with the SEC and, if required by applicable securities laws, distributing to the Company's stockholders such amendment or supplement. The Company and Acquisition each agree to correct any information provided by it for use in the Proxy Statement or the Registration Statement which shall have become false or misleading.

     SECTION 5.03 ACCESS TO INFORMATION. (a) The Company shall, and shall cause the Subsidiaries and its and their respective officers, directors, employees, representatives and agents to, afford, from the date hereof to the Effective Time, the officers, employees, representatives and agents of Acquisition reasonable access during regular business hours to its officers, employees, agents, properties, books, records and workpapers, and shall promptly furnish Acquisition all financial, operating and other information and data as Acquisition, through its officers, employees or agents, may reasonably request.


     (b) Except as required by law, Acquisition shall hold, and will cause its respective officers, employees, representatives and agents to hold, any confidential information of the Company or any of its Subsidiaries in accordance with the Confidentiality Agreement between the Company and WCAS VIII.

     (c) No investigation pursuant to this Section 5.03 or belief contemplated by Section 5.06(c) shall affect, add to or subtract from any representations or warranties of the parties hereto or the conditions to the obligations of the parties hereto to effect the Merger.

     SECTION  5.04  FURTHER  ASSURANCES.  Subject  to  the  terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including, without limitation, using all reasonable efforts to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings (including, without limitation, any necessary filings under the HSR Act).

     SECTION 5.05 INQUIRIES AND NEGOTIATIONS. (a) From the date hereof until the termination of this Agreement, the Company, the Subsidiaries and their respective officers, directors, employees, representatives and other agents will not, directly or indirectly, solicit or initiate any discussions, submissions of proposals or offers or negotiations with or, subject to the fiduciary duties of the Company's Board of Directors as determined in good faith by the Board of Directors after consultation with counsel, take any of the following actions: participate in any negotiations or discussions with, or provide any information or data of any nature whatsoever to, or otherwise cooperate in any other way with, or assist or participate in, facilitate or encourage any effort or attempt by, any person, corporation, entity or "group" (as defined in Section 13(d) of the Exchange Act) other than Acquisition and its affiliates, representatives and agents (each, a "Third Party") in connection with any Alternative Transaction (as hereinafter defined). The Company shall immediately notify Acquisition if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of an Alternative Transaction, and shall, in any such notice to Acquisition, indicate the identity of the Third Party and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts, and thereafter shall keep Acquisition informed, on a current basis, of all material developments affecting the status and terms of any such proposals or offers or the status of any such discussions or negotiations. Without limiting the generality of the foregoing, the Company shall provide Acquisition with not less then two business days' notice prior to the execution by the Company of any definitive agreement with respect to any Alternative Transaction or any public announcement relating to the approval of any Alternative Transaction. Prior to furnishing any non-public information to, or entering into negotiations or discussions with, any Third Party, the Company shall obtain an executed confidentiality agreement from such Third Party on terms substantially the same as, or no less favorable to the Company in any material respect than, those contained in the Confidentiality Agreement; provided such agreement need not contain a "standstill" provision or otherwise restrict the ability of the Third Party to make a proposal to the Company's Board of Directors. The Company shall not release any Third Party from, or waive any provision of, any such confidentiality agreement or any other confidentiality or standstill agreement to which the Company is a party, other than any such provision that would prevent or otherwise restrict the ability of a Third Party to make a proposal to the Company's Board of Directors. As of the date hereof, the Company shall cease, and shall cause the Subsidiaries and the officers, directors, employees, representatives and other agents of the Company and the Subsidiaries, to cease, all discussions, negotiations and communications with all Third Parties and demand the immediate return of all confidential information previously provided to Third Parties. As used in this Agreement, the term "Alternative Transaction" shall mean any (i) merger, consolidation, recapitalization, tender or exchange offer, debt restructuring or similar transaction involving the Company, (ii) the sale of more than 25% of the common stock or other capital stock of the Company or (iii) sale of assets (including stock of subsidiaries) representing more than 25% of the assets of the Company and its subsidiaries, taken as a whole.

     (b) If a Payment Event (as hereinafter defined) occurs, the Company shall pay to Acquisition or its designated beneficiary within two business days following such Payment Event, (i) a fee of $19.0 million in cash, plus (ii) all documented out-of-pocket costs and expenses of Acquisition and WCAS VIII, including, without limitation, financing fees, fees and expenses of counsel, accountants, investment bankers and other advisors, filling fees and printing expenses up to a maximum of $5.0 million. In the event that this Agreement shall be terminated for any other reason and the Company shall have failed to comply with or perform, or shall have breached, in any material respect, any of its covenants or agreements contained herein, the Company shall pay to Acquisition or its designated beneficiary, within two business days following such termination, the fees and expenses referred to in clause (ii) of the preceding sentence; provided that such fees and expenses shall not be so payable if Acquisition shall have failed to comply with or perform, or shall have breached, in any material respect, any of its covenants or agreements contained herein.

     (c) For  purposes  of  this  Agreement, the term "Payment Event" shall mean
(x) the termination of this Agreement by Acquisition pursuant to Section 7.01(d); (y) the Company's entering into a written agreement with respect to an Alternative Transaction, as contemplated by Section 7.01(c), or the termination of this Agreement by the Company in connection with the commencement of a tender offer by a Third Party, pursuant to Section 7.01(c); (z) within 12 months of the date of termination of this Agreement (other than by reason of Acquisition's failure to comply with or perform, or its breach of, in any material respect any of its agreements or covenants contained herein), the agreement of the Company to enter into, or the consummation of, a transaction that is the subject of an inquiry, proposal or offer that is an Alternative Transaction that was publicly announced or submitted to the Company prior to the termination of this Agreement.

     (d) The  Company acknowledges that the agreements contained in this Section
5.05 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Acquisition would not enter into this Agreement; accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 5.05, and, in order to obtain such payment, the other party commences a suit that results in a judgment against the Company for the fee or fees and expenses set forth in this Section 5.05, the Company shall also pay to Acquisition its costs and expenses incurred in connection with such litigation.

     (e) This Section 5.05 shall survive any termination of this Agreement, however caused and is intended to benefit Acquisition and WCAS VIII and shall be binding on the successors and assigns of the Company.

     SECTION 5.06 NOTIFICATION OF CERTAIN MATTERS, ETC. (a) The Company shall give prompt notice to Acquisition, and Acquisition shall give prompt notice to the Company, of (i) the occurrence, or failure to occur, of any event that such party believes would be likely to cause any of its representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time and
(ii) any material failure of the Company or Acquisition, as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that failure to give such notice shall not constitute a waiver of any defense that may be validly asserted.

     (b) Acquisition shall not take any action that would make any representation or warranty of Acquisition hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time, or omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

     (c) As of the date hereof, Acquisition has not formed any belief that any of the representations or warranties of the Company contained in this Agreement are untrue or incorrect in any material respect or that any of the conditions to the obligation of Acquisition to consummate the Merger will not be satisfied.

     SECTION 5.07 INDEMNIFICATION. (a) The Articles of Incorporation and By-Laws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company's Articles of Incorporation and By-Laws as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, on or prior to the Effective Time, were directors, officers, employees or agents of the Company (collectively, the "Indemnified Parties"), unless such modification is required by law.

     (b) For a period of six years after the Effective Time, the Surviving Corporation shall maintain officers' and directors' liability insurance covering those Indemnified Parties who are currently covered by the Company's directors' and officers' liability insurance policy, a copy of which has heretofore been delivered to Acquisition, on terms no less favorable than the terms of such current insurance coverage; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 200% of the annual premiums currently payable by the Company for such insurance, and further provided, however that, if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

     (c) This Section 5.07 shall survive the consummation of the Merger, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, and shall be binding on the successors and assigns of the Surviving Corporation.

     SECTION 5.08 EMPLOYEE BENEFITS. (a) From and after the Effective Time, the Surviving Corporation and its Subsidiaries will honor in accordance with their terms all existing employment, severance, consulting and salary continuation agreements between the Company or any of its Subsidiaries and any current or former executive officer or director of the Company or any of its Subsidiaries of a type required to be filed (or described in a document filed) with the SEC pursuant to the Exchange Act, which agreements are described on Schedule 5.08 or included in the Company SEC Filings, subject to any modifications thereto agreed to by any such officers or directors with the Surviving Corporation.

     (b) In addition to honoring the agreements referred to in Schedule 5.08, until the first anniversary of the Effective Time, the Surviving Corporation will not materially alter the benefits (including health benefits, severance policies and general employment policies and procedures) that are available to employees of the Company and its Subsidiaries as of the date hereof, except as contemplated by paragraph (d) of this Section 5.08; and provided that nothing in this Section 5.08(b) shall be deemed to prevent the Surviving Corporation or any of its Subsidiaries from making any change required by applicable law.


     (c) To  the  extent  permitted  under  applicable law, each employee of the
Company  or  its  Subsidiaries  shall  be  given credit for all service with the
Company or its Subsidiaries (or service credited by the Company or its Subsidiaries) under all employee benefit plans, programs, policies and arrangements maintained by the Surviving Corporation in which they participate or in which they become participants for purposes of eligibility, vesting and benefit accrual including, without limitation, for purposes of determining (i) short-term and long-term disability benefits, (ii) severance benefits, (iii) vacation benefits and (iv) benefits under any retirement plan.


     (d) At the Effective Time, the Surviving Corporation shall adopt a stock option plan providing for the grant of options for up to 1,675,000 shares of Common Stock of the Surviving Corporation. Of such options, options for up to 750,000 shares shall be granted at the Effective Time to officers of the Company who enter into satisfactory employment arrangements with the Surviving Corporation. The balance of such options shall be available for future grants in the discretion of the Board of Directors of the Surviving Corporation. As of the Effective Time, the Company shall cease to grant rights or other benefits under all stock option, restricted stock, stock appreciation and other equity employee plans of the Company and, except for any rights with respect to outstanding awards granted thereunder prior to the Effective Time in accordance with the terms of such plans and subject to the provisions of this Agreement, officers and employees of the Company shall not have any rights thereunder.


     (e) This Section 5.08 shall survive the consummation of the Merger, is intended to benefit the Company, the Surviving Corporation and the employees affected thereby, and shall be binding as binding on the successors and assignees of the Surviving Corporation.


     SECTION  5.09  AFFILIATES  OF  THE  COMPANY.  The Company has identified to
Acquisition each person who is, as of the date hereof, an affiliate of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its best efforts to cause each such affiliate to deliver to Acquisition, on or prior to the Effective Time, a written agreement that the affiliate will not sell, pledge, transfer or otherwise dispose of Retained Shares issued to such affiliate pursuant to the Merger, except in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act.


     SECTION 5.10 COMFORT LETTERS. The Company shall use its commercially reasonable efforts to cause to be delivered to Acquisition a letter of its independent certified public accountants, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Acquisition, in form and substance reasonably satisfactory to Acquisition and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.



                                   ARTICLE VI

                           CONDITIONS TO THE MERGER


     SECTION 6.01 CONDITIONS TO THE OBLIGATIONS OF THE PARTIES. The respective obligations of the parties to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions, any or all of which may be waived in whole or in part by the Company or Acquisition to the extent permitted by applicable law:

          (a) Stockholder Approval. This Agreement shall have been duly approved by the holders of two-thirds of the outstanding shares of Company Common Stock, in accordance with applicable law and the Articles of Incorporation and By-Laws of the Company.

          (b) Registration Statement; "Blue Sky" Permits. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for such purpose shall have been initiated and be continuing or threatened by the SEC. The Company shall have received all state securities laws or "blue sky" permits and other authorizations necessary to issue Retained Shares in exchange for the shares of Company Common Stock in the Merger.


          (c) Injunction, etc. There shall be (i) in effect no preliminary or permanent injunction or other order of any governmental or regulatory agency or court of competent jurisdiction that restrains, enjoins or otherwise prohibits, or imposes material and adverse conditions upon consummation of the transactions contemplated hereby, (ii) in effect any pending or threatened suit, action or proceeding by any governmental or regulatory agency seeking to prohibit or limit the ownership or operations by Acquisition, the Company or any of the Subsidiaries of Company, or to compel Acquisition, the Company or the Subsidiaries of Company, in the aggregate, to dispose of or hold separate, any of the material assets or business segments of the Company, in each case, as a result of the transactions contemplated hereby, or (iii) any pending or threatened action by a government or regulatory agency that could have any of the effects referred to in (i) above; provided, however, that prior to invoking this condition a party shall use all commercially reasonable efforts to have such injunction or order vacated.


          (d) Governmental Filings and Consents. All governmental filings required to be made prior to the Effective Time by the Company with, and all governmental consents required to be obtained prior to the Effective Time by the Company or Acquisition from, governmental and regulatory authorities in connection with the execution and delivery of this Agreement by the Company or Acquisition and the consummation of the transactions contemplated hereby shall have been made or obtained, except where the failure to make such filing or obtain such consent would not reasonably be expected to result in a Material Adverse Effect on the Surviving Corporation (assuming the Merger had taken place) and the waiting periods under the HSR Act shall have expired or been terminated.


          (e) Third Party Consents. All contractual and other third party consents required to be obtained prior to the Effective Time by the Company in connection with the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby shall have been obtained, except where the failure to obtain such consent would not reasonably be expected to result in a Material Adverse Effect on the Surviving Corporation (assuming the Merger had taken place).


          (f)  Financing.  Acquisition  shall have (i)  received  the  Financing contemplated by the Commitment Letters or the alternative Financing contemplated by Section 4.08(b) or (ii) in lieu of the Financing contemplated by the DLJ Commitment Letter, the Company shall have obtained all consents and/or waivers that are necessary under the Company's existing senior credit facility in order that the consummation of the transactions contemplated hereby will not constitute an "Event of Default" thereunder, and the terms and conditions of such existing credit facility (as so modified) shall be reasonably acceptable to Acquisition.


     SECTION 6.02 CONDITIONS TO THE OBLIGATION OF ACQUISITION. The obligation of Acquisition to consummate the Merger is subject to the fulfillment at or prior to the Effective Time of the following conditions, any or all of which may be waived in whole or in part by Acquisition to the extent permitted by applicable law:


          (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects that are material to the Company and the Subsidiaries, as a whole, on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (provided that representations and warranties made as of a particular date shall be true as of such date) and the Company shall have performed in all material respects all of its obligations under this Agreement theretofore to be performed, and Acquisition shall have received a certificate to that effect dated the Closing Date and executed by the chief executive officer or chief financial officer of the Company.

          (b) Delivery of Comfort Letter. The Company's independent certified public accountants shall have delivered to the Company, for delivery by it to Acquisition, one or more letters with respect to the financial information contained in the Proxy Statement and the Registration Statement in form and substance reasonably satisfactory to Acquisition and customary in scope and substance for letters delivered by independent certified public accountants in connection with registration statements similar to the Registration Statement.

          (c) No Material Adverse Effect. The Company shall not have suffered after the date of this Agreement any change that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     SECTION 6.03 CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The obligation of the Company to consummate the Merger is subject to the fulfillment at or prior to the Effective Time of the following conditions, any or all of which may be waived in whole or in part by the Company to the extent permitted by applicable law:

          (a) Representations and Warranties. The representations and warranties of Acquisition set forth in this Agreement shall be true and correct in all respects that are material to Acquisition on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (provided that representations and warranties made as of a particular date shall be true as of such date) and Acquisition shall have performed in all material respects all of its obligations under this Agreement theretofore to be performed, and the Company shall have received a certificate to that effect dated the Closing Date and executed by the chief executive officer or chief financial officer of Acquisition.

          (b) Solvency Letter. Acquisition shall have caused the valuation firm which has delivered a solvency letter to the financial institutions providing the debt financing for the Merger (or, if no such letter has been provided thereto, a valuation firm reasonably acceptable to the Company) to have delivered to the Company a letter addressed to its Board of Directors in form and substance reasonably satisfactory thereto as to the solvency of the Company and its Subsidiaries after giving effect to the Merger, the financing arrangements contemplated by Acquisition with respect to the Merger and the other transactions contemplated hereby.

          (c) No Material Adverse Effect. Acquisition shall not have suffered after the date of this Agreement any change which has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquisition.



                                  ARTICLE VII

                          TERMINATION AND ABANDONMENT

     SECTION 7.01 TERMINATION AND ABANDONMENT. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company:


          (a) by mutual action of the Boards of Directors of Acquisition and the Company;


          (b) by either the Company or Acquisition, if (i) the conditions to its obligations under Sections 6.01 and 6.02, as applicable, shall not have been complied with or performed in any material respect and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) by the other party on or before

     September 30, 2000, or (ii) the Merger shall not have been effected on or prior to the close of business on September 30, 2000; unless, in any case, such event has been caused by the breach of this Agreement by the party seeking such termination;

          (c) by the Company if, prior to stockholder approval of this Agreement and the Merger, the Company shall enter into a definitive written agreement with respect to an Alternative Transaction with a Third Party, or a Third Party has commenced a tender offer which, in either case, the Board of Directors of the Company believes in good faith is more favorable to the Company's stockholders than the transactions contemplated by this Agreement; provided, that all amounts payable under Section 5.05 hereof shall have been paid prior to such termination; or

          (d) by Acquisition, if the Board of Directors of the Company shall have withdrawn, modified or amended in a manner adverse to Acquisition its approval or recommendation of the Merger or approved, recommended or endorsed any proposal for, or authorized the Company to enter into, an Alternative Transaction.

          (e) by either the Company or Acquisition if the approval of the Company's stockholders contemplated by Section 6.01(a) shall not have been obtained at a meeting held for such purpose, including any adjournment or postponement thereof.

     Any  party  desiring  to  terminate this Agreement pursuant to this Section
7.01 shall give notice to the other party in accordance with Section 8.05.

     SECTION 7.02 EFFECT OF TERMINATION. Except as provided in Sections 5.05 and 8.02, in the event of the termination of this Agreement and the abandonment of the Merger pursuant to Section 7.01, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to any other party hereto or its stockholders or directors or officers in respect thereof, except that nothing herein shall relieve any party from liability for any willful breach hereof.



                                  ARTICLE VIII

                                 MISCELLANEOUS

     SECTION 8.01 NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement or in any instrument delivered pursuant hereto shall survive the Effective Time, provided that this Section
8.01 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

     SECTION 8.02 EXPENSES, ETC. (a) In the event that the transactions contemplated by this Agreement are not consummated, neither the Company, on the one hand, nor Acquisition, on the other hand, shall have any obligation to pay any of the fees and expenses of the other incident to the negotiation, preparation and execution of this Agreement, including the fees and expenses of counsel, accountants, investment bankers and other experts; provided, however, that if this Agreement shall have been terminated as a result of the willful and material misrepresentations by a party or the willful and material breach by a party of any of its covenants and agreements contained herein, such party shall pay the costs and expenses incurred by the other parties in connection with this Agreement.

     (b) In the event that the transactions contemplated by this Agreement are consummated, the Company shall pay all of the fees and expenses of Acquisition incident to the negotiation, preparation and execution of this Agreement, including the fees and expenses of counsel, accountants, investment bankers and other advisors.

     SECTION 8.03 PUBLICITY. The Company and Acquisition agree that they will not issue any press release or make any other public announcement concerning this Agreement or the transactions contemplated hereby without the prior consent of the other party, except that the Company may make such public disclosure that it believes in good faith to be required by law (in which event such party shall consult with the other prior to making such disclosure).

     SECTION 8.04 EXECUTION IN COUNTERPARTS. For the convenience of the parties, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     SECTION 8.05 NOTICES. All notices that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if given in writing and delivered by hand or national overnight courier service, transmitted by telecopy or mailed by registered or certified mail, postage prepaid, as follows:

     If to Acquisition to:

      c/o Welsh, Carson, Anderson & Stowe
      320 Park Avenue
      Suite 2500
      New York, New York 10022-6815
      Telecopy: (212) 893-9575

      Attention: Patrick J. Welsh

      with a copy to:

      Reboul, MacMurray, Hewitt, Maynard & Kristol
      45 Rockefeller Plaza
      New York, New York 10111
      Telecopy: (212) 841-5725


      Attention: Robert A. Schwed, Esq.

      If to the Company, to:

      Policy Management Systems Corporation
      One PMSC Center
      Blythewood, South Carolina 29016
      Telecopy: (803) 333-5560

      Attention: Chief Executive Officer

      with a copy to:

      Dewey Ballantine LLP
      1301 Avenue of the Americas
      New York, New York 10019-6092
      Telecopy: (212) 259-6333

      Attention: Morton A. Pierce, Esq.
                 Richard D. Pritz, Esq.

or such other address or addresses as any party hereto shall have designated by notice in writing to the other parties hereto.

     SECTION 8.06 WAIVERS. The Company, on the one hand, and Acquisition, on the other hand, may, by written notice to the other, (i) extend the time for the performance of any of the obligations or other actions of the other under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement; (iii) waive compliance with any of the conditions of the other contained in this Agreement; or (iv) waive performance of any of the obligations of the other under this Agreement. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

     SECTION 8.07 ENTIRE AGREEMENT. This Agreement, its Exhibits and Schedules and the other documents executed at the Effective Time in connection herewith constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof. No representation, warranty, promise, inducement or statement of intention has been made by any party that is not embodied in this Agreement or such other documents, and none of the parties shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein.

     SECTION 8.08 APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina, without regard to principles of conflict of laws.

     SECTION 8.09 BINDING EFFECT, BENEFITS. Except as otherwise stated herein, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective permitted successors and assigns. Except as otherwise stated herein, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective permitted successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement; provided, however, that the provisions of Section 5.07 hereof shall accrue to the benefit of, and shall be enforceable by, each of the current and former directors and officers of the Company.

     SECTION 8.10 ASSIGNABILITY. Neither this Agreement nor any of the parties' rights hereunder shall be assignable by any party hereto without the prior written consent of the other party hereto.

     SECTION 8.11 AMENDMENTS. This Agreement may be varied, amended or supplemented at any time before or after the approval and adoption of this Agreement by the stockholders of the Company by action of the respective boards of directors of the Company and Acquisition, without action by the stockholders thereof; provided that, after approval and adoption of this Agreement by the Company's stock holders, no such variance, amendment or supplement shall, without consent of such stockholders, reduce the amount or alter the form of the consideration that the holders of the capital stock of the Company shall be entitled to receive upon the Effective Time pursuant to Article II hereof. Without limiting the generality of the foregoing, this Agreement may only be amended, varied or supplemented by an instrument in writing, signed by the parties hereto.

     SECTION 8.12 INTERPRETATION. As used herein, "best efforts" or similar formulations shall mean "all commercially reasonable efforts." References to the "knowledge" of the Company, or similar formulations, shall mean to the actual knowledge of the executive officers of the Company. As used herein, "including" or similar formulations shall mean "including without limitation."

     SECTION 8.13. REFERENCE; NO WAIVER. Any reference in this Agreement to the "date hereof" or the "date of this Agreement" or similar formulations shall be deemed to refer to March 30, 2000, the date of the Original Merger Agreement. The parties' execution and delivery of this Agreement shall not constitute a waiver of any rights that either of the parties hereto may have by reason of any event, misrepresentation or breach of covenant of the Original Merger Agreement having occurred prior to the date of execution and delivery of this Agreement whether or not known to any or all of the parties hereto.

     IN WITNESS WHEREOF, the parties have executed and delivered this Amended and Restated Agreement and Plan of Merger as of the day and year first above written.


                                        POLICY MANAGEMENT SYSTEMS
                                         CORPORATION



                                        By /s/ G. LARRY WILSON
                                           -------------------
                                        Name: G. Larry Wilson
                                        Title: CEO, President


                                        POLITIC ACQUISITION CORP.



                                        By /s/ PATRICK J. WELSH
                                           --------------------
                                        Name: Patrick J. Welsh
                                        Title: President

                            INDEX TO DEFINED TERMS

                THIS INDEX IS INCLUDED FOR CONVENIENCE ONLY AND
                  DOES NOT CONSTITUTE A PART OF THE AGREEMENT





             TERM                   (section) REFERENCE
-----------------------------   ---------------------------
"1999 Financials"                            3.07
"Acquisition"                              Recitals
"Acquisition Common Stock"                  2.01(a)
"Alternative Transaction"                   5.05(a)
"Audited Balance Sheet"                      3.07
"Cash Election Price"                       2.01(c)(ii)
"Cash Proration Factor"                     2.03(c)(ii)(1)
"Certificates"                              2.04(b)
"Closing"                                    1.03
"Closing Date"                               1.03
"Code"                                      2.04(i)
"Commitment Letters"                        4.08(a)
"Company"                                  Recitals
"Company Common Stock"                       2.01
"Company SEC Filings"                        3.06
"Company Stock Rights"                       3.05
"Company Stock Plans"                        3.05
"Constituent Corporations"                 Recitals
"DLJ"                                       4.08(a)
"DLJ Commitment Letter"                     4.08(a)
"Effective Time"                             1.04
"Electing Shares"                           2.01(c)(i)
"Election Date"                             2.02(c)
"Environmental Event"                        3.18
"ERISA"                                     3.17(a)
"Excess Shares"                             2.04(e)(ii)
"Exchange Act"                               3.06
"Exchange Agent"                            2.02(b)
"Exchange Fund"                             2.04(a)
"Excluded Shares"                           2.01(b)
"Financing"                                 4.08(a)
"Form of Election"                          2.02(c)
"Governmental Entity"                        3.09
"HSR Act"                                    3.09
"Indemnified Parties"                       5.07(a)
"Insurance Policies"                         3.22
"Intangible Rights"                         3.13(a)
"Licensed Software"                         3.13(c)
"Liens"                                     3.02(b)
"Material Adverse Effect"                    3.01
"Maximum Retention Number"                  2.03(a)
"Merger"                                   Recitals
"Merger Consideration"                      2.01(c)
"Minimum Retention Number"                  2.03(a)
"Non-Cash Proration Factor"                 2.03(b)(i)
"Owned Software"                            3.13(b)
"Original Merger Agreement"                Recitals
"Payment Event"                             5.05(c)
"Plan"                                      3.17(a)

"Proxy Statement"                                  3.09
"Registration Statement"                           3.09
"Retained Share"                                  2.01(c)(i)
"Retention Election"                              2.02(a)
"SCBCA"Recitals
"SEC"                                              3.06
"Securities Act"                                   3.06
"South Carolina Code"                              1.02
"Special Stock"                                    3.05
"Stockholders Meeting"                            5.02(a)
"Subsidiary"                                      3.02(c)
"Surviving Corporation"                          Recitals
"Surviving Corporation Common Stock"              2.01(a)
"Tax Return"                                      3.16(f)
"Third Party"                                     5.05(a)
"Tax"                                             3.16(e)
"Violation"                                       3.10(b)
"WCAS Commitment Letters"                         4.08(a)

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The articles of incorporation and bylaws of the Registrant provide that the Registrant shall indemnify, to the fullest extent permitted by South Carolina law, any person who is or was a director, officer, employee or agent of the Registrant and any person who is or was serving at the request of PMSC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. In addition, prior to the signing of the merger agreement, the Registrant entered into indemnification agreements with each of its directors and executive officers.

     Under South Carolina law, a corporation may indemnify a past or present director against liability incurred in a proceeding if (i) the director conducted himself in good faith, (ii) the director reasonably believed (a) in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interest, and (b) in all other cases, that his or her conduct was at least not opposed to its best interest, and (iii) in the case of any criminal proceedings, the director had no reasonable cause to believe his or her conduct was unlawful; provided, however, that a corporation may not indemnify a director (a) in connection with a proceeding by or in the right of the corporation in which the director is adjudged liable to the corporation, or (b) in connection with any other proceeding charging improper personal benefit to him or her in which he or she is adjudged liable on the basis that personal benefit was improperly received by him or her. Under South Carolina law, unless limited by the articles of incorporation, a corporation shall indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she is party because he or she is or was a director against reasonable expenses incurred by him or her in connection with the proceeding. Under South Carolina law, a corporation may pay in advance for the reasonable litigation expenses of a director if (i) the director furnishes the corporation a written affirmation of his good faith belief that he or she has met the applicable standard of conduct, (ii) the director furnishes the corporation a written undertaking to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct, and (iii) a determination is made that the facts then known to those
making   the   determination   would   not   preclude   indemnification.   Such
determination, as well as any determination that indemnification shall be paid, must be made in one of the following ways: (i) by a majority vote of a quorum of the board of directors consisting of directors not at the time parties to the proceeding, (ii) if a quorum cannot be obtained, by majority vote of a committee designated by the board of directors, consisting solely of two or more directors not at the time parties to the proceeding, (iii) by special legal counsel (a) selected by the board of directors or its committee in the manner prescribed above, or (b) if a quorum of the board of directors cannot be obtained and a committee cannot be designated, selected by majority vote of the full board of directors, or (iv) by the stockholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination. Under South Carolina law, an officer is entitled to the benefit of the same indemnification provisions as apply to directors, but in addition a corporation may indemnify and advance expenses to an officer who is not a director to the extent, consistent with public policy, provided by the corporation's articles of incorporation, the corporation's bylaws, general or specific action of the board of directors, or contract. Unless the corporation's articles of incorporation provide otherwise, South Carolina law permits a court in certain circumstances to order the payment of indemnification to a director, whether or not he met the applicable standard of conduct, if the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits





   EXHIBIT
   NUMBER                                       DESCRIPTION OF DOCUMENT
------------   ----------------------------------------------------------------------------------------
   2.1         Amended and Restated Agreement and Plan of Merger, dated as of April 27, 2000, between Policy Management Systems Corporation and Politic Acquisition Corp.
               (included as Appendix A to the Proxy Statement/Prospectus which forms a part of this
               Registration Statement)
   3.1         Restated Articles of Incorporation of PMSC to be effective upon consummation of the merger
   3.2         Bylaws of PMSC to be effective upon consummation of the merger
   5.1         Form of Opinion of Nelson  Mullins  Riley &  Scarborough,  L.L.P.
               regarding the validity of the securities being registered
   8.1*        Opinion of Dewey Ballantine LLP regarding certain tax matters
  23.1         Consent of Nelson Mullins Riley & Scarborough, L.L.P. (contained in Exhibit 5.1 hereto)
  23.2*        Consent of Dewey Ballantine LLP (contained in Exhibit 8.1 hereto)
  23.3         Consent of PricewaterhouseCoopers LLP
  24.1         Power of Attorney of the officers and directors of Registrant signing this Registration
               Statement (contained on page II-4)
  99.1*        Form of Proxy
  99.2*        Form of Retention Election
  99.3*        Consent of Credit Suisse First Boston Corporation


----------
* To be filed by amendment.


ITEM 22. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof;

     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     (4) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (5) (a) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

         (b) that every  prospectus:  (A) that is filed  pursuant  to  paragraph
(5)(a) immediately  preceding,  or (B) that purports to meet the requirements of
Section 10(a)(3) of the Act and is used in connection with an offering of securities to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (6) insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Blythewood, State of South Carolina, on April 28, 2000.


                                        POLICY MANAGEMENT SYSTEMS
                                          CORPORATION



                                        By: /s/ G. LARRY WILSON
                                            -------------------
                                        Name: G. Larry Wilson
                                        Title: Chairman, Chief Executive
                                            Officer and President



                               POWER OF ATTORNEY


     Know all men by these presents, that each of the persons whose signature appears below appoints and constitutes G. Larry Wilson and Timothy V. Williams, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent or any of them, or their substitute, may lawfully do or cause to be done by virtue hereof.


     Pursuant   to  the  requirements  of  the  Securities  Act  of  1933,  this registration statement has been signed by the following persons in the capacities and on the dates indicated.





          SIGNATURE                             TITLE                        DATE
-----------------------------   ------------------------------------   ---------------
    /s/ G. LARRY WILSON         Chairman, Chief Executive Officer,     April 28, 2000
---------------------------     President and Director (Principal
      G. Larry Wilson           executive officer)

  /s/ TIMOTHY V. WILLIAMS       Executive Vice President and Chief     April 28, 2000
---------------------------     Financial Officer
    Timothy V. Williams         (Principal financial and
                                accounting officer)

/s/ ALFRED R. BERKELEY, III     Director                               April 28, 2000
---------------------------
   Alfred R. Berkeley, III

  /s/ DONALD W. FEDDERSEN       Director                               April 28, 2000
---------------------------
    Donald W. Feddersen

     /s/ JOHN M. PALMS          Director                               April 28, 2000
---------------------------
        John M. Palms

    /s/ JOSEPH D. SARGENT       Director                               April 28, 2000
---------------------------
     Joseph D. Sargent

    /s/ JOHN P. SEIBELS         Director                               April 28, 2000
---------------------------
      John P. Seibels

     /s/ RICHARD G. TRUB        Director                               April 28, 2000
---------------------------
      Richard G. Trub


         EXHIBIT
         NUMBER            DESCRIPTION OF DOCUMENT
         -------           -----------------------

            2.1 Amended and Restated Agreement and Plan of Merger, dated as of April 27, 2000, between Policy Management Systems Corporation and Politic Acquisition Corp.
                           (included as Appendix A to the Proxy Statement/Prospectus which forms a part of this Registration Statement)

            3.1 Restated Articles of Incorporation of PMSC to be effective upon consummation of the merger

            3.2 Bylaws of PMSC to be effective upon consummation of the merger

            5.1            Form  of   Opinion   of   Nelson   Mullins   Riley  &
                           Scarborough, L.L.P. regarding the validity of the securities being registered

            8.1* Opinion of Dewey Ballantine LLP regarding certain tax matters

           23.1            Consent of Nelson Mullins Riley & Scarborough, L.L.P.
                           (contained in Exhibit 5.1 hereto)

           23.2*           Consent of Dewey Ballantine LLP (contained in Exhibit
                           8.1 hereto)

           23.3            Consent of PricewaterhouseCoopers LLP

           24.1            Power of Attorney of the  officers  and  directors of
                           Registrant   signing  this   Registration   Statement
                           (contained on page II-4)

           99.1*           Form of Proxy

           99.2*           Form of Retention Election

           99.3*           Consent of Credit Suisse First Boston Corporation

----------
* To be filed by amendment.